it's all about customers and communities



2001 ANNUAL REPORT

Columbia Banking System Inc.
You'll notice the difference

BUILDING COMMUNITI



ROM THE GROUND UP.

How did we build a better bank? With the core belief that our success depends upon the vitality of our communities and the satisfaction of our customers. That's why Columbia Bank is much more than just employees providing customers with superior service. We act as a constant catalyst for local investment and improvement by contributing time, talent and dollars to the growth and leadership of the communities we serve.

COMMUNITY-MINDED. COMMUNITY-MADE.

An interesting thing happens when you build a bank one community at a time—you soon realize people truly do make the difference. So while other banks typically build a branch and then find







NEW LOCATIONS AT MARTIN LUTHER KING WAY, 13TH & A BRANCH, 13TH & A HEADQUARTERS

people to manage it, Columbia Bank finds the most respected bankers in the area, then builds the branch around them. This model has proven to be very successful. We're able to immediately establish ourselves as a trusted member of the community, thus attracting significant deposit and loan customers from day one. It also provides us with a strong and committed financial base with which we can help increase our presence in surrounding communities. This year, we have opened 4 new branches, with plans calling for 2 more in the first quarter of 2002.

OUR CHARTS • *HOW WE'RE GROWING*

all dollar figures on this page are in thousands * *5 year compound annual growth rate*

AVERAGE ASSETS — 20% CHANGE*

1997	$764,728
1998	$939,274
1999	$1,131,416
2000	$1,375,600
2001	$1,460,263

AVERAGE LOANS — 21% CHANGE*

1997	$613,671
1998	$748,587
1999	$927,373
2000	$1,149,013
2001	$1,218,906

OUR GROWTH POTENTIAL IS SUBSTANTIAL

CONSOLIDATED HIGHLIGHTS 2001

	2001	2000	% change
FOR THE YEAR			
Net interest income	$58,205	$58,268	**
Provision for loan losses	5,800	9,800	-41%
Noninterest income	17,451	11,587	51%
Noninterest expense	50,954	44,753	14%
Net income	12,513	10,070	24%
PER SHARE			
Basic earnings	$0.97	$0.78	24%
Diluted earnings	0.96	0.76	26%
Book value	9.46	8.72	8%
AVERAGES			
Total assets	$1,460,263	$1,375,600	6%
Interest earning assets	1,343,410	1,265,716	6%
Loans	1,218,906	1,149,013	6%
Securities	100,343	97,585	3%
Deposits	1,281,748	1,197,653	7%
Core deposits	718,262	654,095	10%
Shareholders' equity	120,403	107,555	12%
FINANCIAL RATIOS			
Net interest margin	4.36%	4.62%	
Return on average assets	0.86	0.73	
Return on average equity	10.39	9.36	
Efficiency ratio	68.92	64.07	
Average equity to average assets	8.25	7.82	
AT YEAR-END			
Total assets	$1,498,294	$1,496,495	**
Loans	1,170,633	1,192,520	-2%
Allowance for loan losses	14,734	18,791	-22%
Deposits	1,306,750	1,327,023	-2%
Core deposits	846,546	695,343	22%
Shareholders' equity	118,966	113,823	5%
Number of full-time equivalent employees	580	513	13%
Number of banking offices	32	28	14%

** less than 1%

all dollar figures on this page are in thousands   * *5 year compound annual growth rate*

AVERAGE DEPOSITS

1997	$656,206
1998	$813,685
1999	$994,096
2000	$1,197,653
2001	$1,281,748

20% CHANGE*

NET INCOME

1997	$9,275
1998	$10,201
1999	$11,670
2000	$10,070
2001	$12,513

22% CHANGE*

E LAST 5 YEARS HAVE BEEN EXCEPTIONAL.

TO OUR SHAREHOLDERS • *UPDATE 2001*

2001 was a year of challenges for the country, the Northwest and for Columbia. These challenges caused us to refocus on the core beliefs that are the foundation of our success. Employees, officers, and board members share a common, well-defined sense of purpose for our existence, and values which guide our decisions and actions (these core beliefs are included on the back cover of this report). As always, at the center of our values is our commitment to the customers and communities we serve. Holding true to these commitments will, in the long run, be the best way to attain our goal of becoming the leading supercommunity banking company headquartered in the Pacific Northwest, and thus creating superior value for our shareholders.

CORE BELIEFS

The most significant challenge we faced in 2001 was the economic environment and volatile interest rates, which declined an unprecedented eleven times during the year, reducing yields on loans and other assets. We took steps to lower our costs of funding; however, the result was a continuing squeeze on our net interest margin, as the cost of deposits repriced more slowly than the yield on loans. Loan growth also slowed dramatically for commercial loans, an area of focus for Columbia Bank, as the economy slowed.

Despite the difficult interest rate and economic environment, net income for the year increased 24 percent to $12.5 million, compared with net income of $10.1 million in 2000. On a diluted per-share basis, net income for 2001 was $0.96 per share, compared with $0.76 per share in 2000, an increase of 26 percent. Return on average assets and return on average equity were 0.86 percent and 10.39 percent, respectively, compared to 0.73 and 9.36 percent, respectively, for the year 2000. Net income for the fourth quarter was $3.2 million, or $0.25 per diluted share, up from a net loss of ($136,000), or ($0.01) per diluted share for the fourth quarter of 2000.

Profitability for the year increased as the provision for loan losses declined from the unusually high level in 2000. Net interest income was flat, however, as interest-related revenue and expense both declined substantially in the rapidly declining interest rate environment. Noninterest income was up significantly due to improvements in several revenue categories, but noninterest expense increases offset the revenue improvements.

IMPROVEMENTS

Charge-offs in 2001 included $6 million of a troubled loan that was reserved for at year-end 2000. We strengthened our loan monitoring systems and controls in 2001, including the separation of our credit administration function from loan production. These steps continue to improve our ability to more closely monitor credit quality. We are carefully monitoring current weaknesses within the local and national economies, as well as potential weaknesses within our existing loan portfolio, and we will further build loan loss reserves if we determine that to be appropriate.

Substantial balance sheet improvement was achieved. Regulatory capital was increased by the issuance of $22 million in trust preferred securities, and the mix of deposits was improved, thus lowering costs. The Company also repurchased 5 percent of its outstanding common shares, improving earnings per share.

While our rate of growth slowed in 2001 compared with the early years of Columbia Bank, we continue to believe in our substantial growth potential, even including the performance of the year 2001. Our record for the past five years is exceptional.

(Dollars in Thousands)	At/For Year Ended December 31, 2001	Five Year Compounded Annual Growth Rate
Net Income	$ 12,513	22%
Assets	$ 1,498,294	16%
Loans	$ 1,170,633	17%
Deposits	$ 1,306,750	17%
Core Deposits	$ 846,546	21%


How we make a difference
A community portrait.

A client since 1998, Galvin Flying Service

has soared to amazing heights.





Over 45,000 transactions were made on our
ATM machines at the 2001 Puyallup Fair.



Columbia Bank employees took part in hundreds of charity events in 2001



Along the way, we helped raise spirits—and a great deal of money.

Our clients come in all shapes and sizes.

The Port of Tacoma is measured by the ton.


Port of Tacoma
GEORGE WASHINGTON BRIDGE
KOBE



Supporting the

Issaquah Hatchery

keeps streams

filled with fish,

and kids' minds

filled with

curiosity.


By sponsoring youth groups throughout Western Washington, we help
kids become team players on the field, and in life

OUR CORPORATE OFFICE • *EXECUTIVE OFFICERS, BOARD OF DIRECTORS*

GETTING INVOLVED IN THE COMMUNITY





Jim Gallagher, *2002 Chair of the Executive Committee of the Economic Development Board for Tacoma-Pierce County, pictured to the right of Bruce Kendall, President & CEO of the EDB;* Melanie Dressel, *Chair of Mary Bridge Children's Foundation, in the pediatric intensive care unit at Mary Bridge Children's Hospital;* Hal Russell, *board member of the Pierce County American Red Cross, serving meals at the Lighthouse Senior Center in Tacoma.*

EXECUTIVE OFFICERS

J. James Gallagher
Vice Chairman and Chief Executive Officer,
Columbia Banking System, Inc.;
Vice Chairman, Columbia Bank

Melanie J. Dressel
President and Chief Operating Officer,
Columbia Banking System, Inc.;
President and Chief Executive Officer,
Columbia Bank

Don L. Hirtzel
Executive Vice President,
Corporate Banking

H. R. Russell
Executive Vice President,
Chief Credit Officer

Gary R. Schminkey
Executive Vice President,
Chief Financial Officer

Tex Whitney
Executive Vice President,
Retail Banking

New branches in growth-oriented locations.

STRATEGIC GROWTH

During 2001, we continued to focus on our expansion activity, particularly in the important metropolitan King County area, a deposit market approximately four times the size of Pierce County. We expanded our presence in Bellevue and opened a retail branch in the Issaquah Commons in June. We were pleased with the response to our Redmond branch, which opened in early February 2002. We were also pleased with the reception of our street level downtown Seattle office, which also opened in February of this year at 2nd & Columbia in the Millennium Building. The expenses incurred to prepare these new offices and hire outstanding bankers to staff them impacted our earnings in 2001. The opening of these additional offices has, however, positioned Columbia Bank for significant growth and improved profitability for the year 2002.

Expansion continued last year in our more traditional markets as well. In February, our West Olympia branch staff moved into their permanent quarters, and in May, the 84th & Pacific branch opened in Tacoma. During the third quarter, our Bonney Lake office also opened, along with a branch at 11th & Martin Luther King Way in the Hilltop community of downtown Tacoma. During the 4th quarter, we closed the Triangle Mall, an in-store branch in Longview that was not performing up to expectations.

During the second quarter, we moved into our new headquarters building at 13th & A Streets in downtown Tacoma; a small retail branch next to the lobby opened in July. Construction is underway for a separate drive-up facility to our Summit branch in Puyallup, and a new, more visible branch in Fife, to replace the existing facility which we have sold.

We anticipate that these expansion efforts, along with our experienced team of local bankers, will contribute to solid growth and improved earnings, as cost increases associated with the expansion will moderate. The year 2001 saw volume slow and margins decline, while expansion costs increased. We expect the year 2002 to see volumes rise, margins increase slightly and costs to be under much better control.

All in all, we made progress in a difficult year and look forward to 2002. We are convinced that times of economic uncertainty, such as these, can provide banks like Columbia – community-oriented, with a good knowledge of the local economy and strong credit skills – with excellent opportunities to acquire attractive new business relationships from larger banks unable to provide our high level of customer service. We will focus our efforts and attention on seeing that 2002 is a year in which Columbia reestablishes acceptable growth, begins to gain real traction in the Greater Seattle metropolitan market, improves expense controls and continues to emphasize credit quality.

We want to thank you, our shareholders, for your continued support.

J. James Gallagher

Melanie J. Dressel

ONE PERSON AT A TIME...




ESPRIT



Gary Schminkey, *tutoring math and reading to elementary school students in Tacoma and Puyallup school districts;* Tex Whitney, *board member of Safe Streets, in front of a community mural, part of a crime prevention project;* Don Hirtzel, *incoming Chairman of the Board of the Better Business Bureau for Western Washington/Oregon, pictured with Bob Andrew (r), President of the BBB, at the construction site of the BBB's new office in Dupont.*

BOARD OF DIRECTORS

Richard S. Devine
President,
Chinook Resources, Inc.

Melanie J. Dressel
President and Chief Operating Officer,
Columbia Banking System, Inc.;
President and Chief Executive Officer,
Columbia Bank

Jack Fabulich
Honorary Chairman of Parker
Paint Manufacturing, Inc.;
Commissioner,
Port of Tacoma

Jonathan Fine
Chief Executive Officer,
United Way of King County

John P. Folsom
President and
Chief Executive Officer,
Brown & Brown Insurance, Inc.

J. James Gallagher
Vice Chairman and
Chief Executive Officer,
Columbia Banking System, Inc.;
Vice Chairman, Columbia Bank

John A. Halleran
Private Investor

Thomas M. Hulbert
President and
Chief Executive Officer,
Winsor Corporation

Thomas L. Matson
Owner and President,
Tom Matson Dodge, Inc.

Donald Rodman
Owner and
Executive Officer,
Rodman Realty

Sidney R. Snyder
Vice Chairman,
Pacific Financial Corporation;
Washington State Senator;
Owner of Sid's Food Market

William T. Weyerhaeuser
Chairman,
Columbia Banking System, Inc.;
Clinical Psychologist;
Director,
Potlatch Corporation

James M. Will
President,
Titus-Will Enterprises

CORPORATE DIRECTORY • *SHAREHOLDER INFORMATION*

THE REST OF THE STORY.


Columbia Bank
Columbia Bank
775-F
Columbia Bank

NEW LOCATIONS IN BONNEY LAKE, ISSAQUAH, 84TH & PACIFIC

Corporate Headquarters

Columbia Banking System, Inc.
1301 South A Street, Suite 800
P.O. Box 2156
Tacoma, WA 98401-2156
253.305.1900

Independent Auditors

Deloitte & Touche, LLP

Transfer Agent & Registrar

American Stock
Transfer & Trust Company

Market Makers

Dain Rauscher
Hoefer & Arnett, Inc.
Keefe, Bruyette & Woods, Inc.
Knight Securities LP
NDB Capital Markets Corp.
Spear, Leeds & Kellogg Capital

Regulatory & Securities Counsel

Davis Wright Tremaine, LLP

Annual Meeting

Best Western Executive Inn
5700 Pacific Highway East
Fife, WA
Tuesday, April 2, 2002
1:00 p.m.

Stock Listing

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Markets under the symbol: COLB.

Financial Information

Columbia news and financial results are available through the Internet and mail.

Internet: For information about Columbia, including news and financial results, product information and service locations, access our home page on the World Wide Web, at http://www.columbiabank.com. You can also view or retrieve copies of Columbia's financial reports on the Internet by connecting to http://www.sec.gov. Immediate access to the Company's quarterly earnings news release via the Internet is provided by *Company News On Call* at http://www.prnewswire.com.

Mail: At your request, we will mail you our quarterly earnings news release, quarterly financial data on Form 10-Q and additional annual reports. To be added to Columbia's mailing list for quarterly earnings news releases, or to request other information, please contact:

Jo Anne Coy
Vice President,
Marketing Director
P.O. Box 2156, MS 8300
Tacoma, WA 98401-2156
Tel 253.305.1965
Fax 253.305.0317
E-Mail: jcoy@columbiabank.com

2001 annual report
and form 10-K

Columbia Banking System Inc.

You'll notice the difference.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee Required]**

For the fiscal year ended December 31, 2001 or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [No Fee Required]**

Commission File Number 0-20288

Columbia Banking System, Inc.

(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	**91-1422237** (I.R.S. Employer Identification Number)

1301 "A" Street
Tacoma, Washington 98401
(Address of principal executive offices) (Zip code)

Registrant's Telephone Number, Including Area Code: (253) 305-1900

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, No Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (17 C.F.R. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of Common Stock held by non-affiliates of registrant at January 31, 2002 was $150,302,187. The number of shares of registrant's Common Stock outstanding at January 31, 2002 was 12,619,831.

Documents incorporated by reference and parts of Form 10-K into which incorporated:

Registrant's definitive Proxy Statement Dated February 26, 2002 . . . . Part III

COLUMBIA BANKING SYSTEM, INC

TABLE OF CONTENTS

The Company 1

Five-Year Summary of Selected Financial Data 6

Financial Data Supplement

Consolidated Five-Year Statements of Operations 7

Consolidated Five-Year Summary of Average Balances and Net Interest Revenue 8

Management's Discussion and Analysis of Financial Condition and Results of Operations 10

Quarterly Common Stock Prices and Dividend Payments 28

Effects of Governmental Monetary Policies 28

Supervision and Regulation 29

Executive Officers & Employees 31

Independent Auditors' Report 33

Consolidated Financials Statements

Consolidated Statements of Operations 34

Consolidated Balance Sheets 35

Consolidated Statements of Shareholders' Equity 36

Consolidated Statements of Cash Flows 37

Notes to Consolidated Financial Statements 38

Annual Report on Form 10-K 59

10-K Cross Reference Index 60

Exhibits and Reports on Form 8-K 61

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report and Form 10-K includes forward looking statements, which management believes are a benefit to shareholders. These forward looking statements describe Columbia's management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of Columbia's style of banking and the strength of the local economy. The words "will," "believe," "expect," "should," and "anticipate" and words of similar construction are intended in part to help identify forward looking statements. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in Columbia's filings with the SEC, factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) local and national general and economic conditions, including the impact of the events of September 11, 2001, are less favorable than expected or have a more direct and pronounced effect on Columbia than expected and adversely affect Columbia's ability to continue its internal growth at historical rates and maintain the quality of its earning assets; (2) changes in interest rates reduce interest margins more than expected and negatively affect funding sources; (3) projected business increases following strategic expansion or opening or acquiring new branches are lower than expected; (4) costs or difficulties related to the integration of acquisitions are greater than expected; (5) competitive pressure among financial institutions increases significantly; (6) legislation or regulatory requirements or changes adversely affect the businesses in which Columbia is engaged.

THE COMPANY

General

Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of banking services to small and medium-sized businesses, professionals and other individuals through 32 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in its service areas. Columbia Bank is a Washington state-chartered commercial bank, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to regulation by the FDIC and the Washington State Department of Financial Institutions Division of Banks. Although Columbia Bank is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over the Company, which can also affect Columbia Bank.

The Company was reorganized and additional management was added in 1993 in order to take advantage of commercial banking business opportunities resulting from increased consolidation of banks in the Company's principal market area, primarily through acquisitions by out-of-state holding companies, and the resulting dislocation of customers. Since the reorganization, the Company has grown from four branch offices at January 1, 1993 to 32 branch offices at December 31, 2001 and has plans to open additional branches in 2002 as discussed below. The Company's rate of growth moderated in 2001 as discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations presented later in this report. Even including the slower growth performance in 2001, in the five years ended December 31, 2001, the Company has achieved significant growth in profitability, assets, loans, deposits and core deposits, as shown in the following chart.

	At/For Year Ended December 31, 2001	Five Year Compounded Annual Growth Rate
	(dollars in thousands)	
Net Income	$ 12,513	22%
Assets	1,498,294	16
Loans	1,170,633	17
Total Deposits	1,306,750	17
Core Deposits	846,546	21

Business Overview

The Company's goal is to become the leading super community banking company headquartered in the Pacific Northwest while establishing a significant presence in selected northwest markets. Strategic business combinations may augment internal growth. The Company intends to build on its reputation for excellent customer service in order to be recognized in all markets it serves as the bank of choice for retail deposit customers, small to medium-sized businesses and affluent households. The Company's intent is to achieve superior financial performance at the earliest practical date, consistent with development of its northwest franchise.

Management believes the ongoing consolidation among financial institutions in the northwest part of the U.S. has created significant gaps in the ability of large banks operating in the states comprising that area to serve certain customers, particularly the Company's target customer base of small and medium-sized businesses, professionals and other individuals. The Company's business strategy is to provide its customers with the financial sophistication and breadth of products of a regional banking company while retaining the appeal and service level of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share of loans, deposits, and other financial services in the markets it now serves and in areas contiguous to those markets. The Company has closely followed the significant changes to federal banking laws in late 1999 which allow financial institutions to engage in a broader range of activities than previously permitted. That legislation also authorizes the creation of financial holding companies to facilitate such expanded activity. As the Company pursues its growth strategy, it is likely that the Company will utilize the new financial holding company structure to accommodate an expansion of its products and services.

The Company intends to effect its growth strategy through a combination of growth at existing branch offices, new branch openings (usually following the hiring of an experienced branch manager and/or lending officer with strong community ties and banking relationships), Columbia On Call™ telephone banking, Columbia OnLine™ internet banking, development of complementary lines of business, and acquisitions. In particular, the Company anticipates continued growth in Pierce County, and growth and expansion north into King County, south into Thurston County and northwest into Kitsap County. Beginning in 2000 and continuing in 2001, the Company focused on expanding its presence within the Seattle and "Eastside" areas of King County. The Company hired additional bankers with extensive knowledge and experience in those markets. These bankers are expected to be instrumental in expanding the Company's private banking, commercial banking and retail presence in the King County area. During the year 2001, the Company established a retail banking office in Issaquah. In early 2002, a downtown Seattle and a Redmond office will open.

The Company has 32 branches as of December 31, 2001: 19 in Pierce County, 8 in King County, 3 in Cowlitz County, 1 in Kitsap County, and 1 in Thurston County. Since beginning its major Pierce County expansion in August 1993, the Company has expanded from 4 branches primarily through internal growth. Construction was completed on a permanent West Olympia facility in February 2001. The Company, through its wholly-owned subsidiary, Columbia Bank, opened four Pierce County branches in 2001. In May 2001 it opened the 84th & Pacific branch, and in October 2001 it opened branches at 11th and Martin Luther King Way and at Bonney Lake. The Company also opened a branch on the ground floor of its new headquarters at 13th & "A" Street in July 2001. The Company's plan to significantly increase its presence in the King County market resulted in the addition of the Issaquah branch in June 2001. In Cowlitz County the Triangle Mall branch in Longview was closed in November 2001 with operations consolidated to the Commerce and 30th Avenue branches. In addition to the new Seattle and Redmond offices previously mentioned, the Company's growth plans for 2002 include an expansion of the Summit branch and a more visible replacement facility in Fife. New branches normally do not contribute to net income for many months after opening.

In April 2001, the Company moved to its new headquarters in the "Columbia Bank Center" at 13th & "A" Street in downtown Tacoma. The Company leases three floors of this new building, of which it occupies two floors for its executive offices and several loan and support departments, and one floor is subleased. The Company retains its prior headquarters building at Broadway Plaza where its Main Office, currently known as the "Broadway Plaza Branch" is located. Until additional space is needed, the Company intends to lease to others all floors of the five story, Broadway Plaza building except for the first floor where the Broadway Plaza Branch is located and some additional space on the 2nd and 4th floors.

In order to fund its lending activities and to allow for increased contact with customers, the Company has established a branch system catering primarily to retail depositors, supplemented by business customer deposits and other borrowings. The Company believes this mix of funding sources will enable it to expand lending activities rapidly while attracting a stable core deposit base. In order to support its strategy of growth, without compromising its personalized banking approach or its commitment to asset quality, the Company has made significant investments in experienced branch, lending and administrative personnel and has incurred significant costs related to its branch expansion. Although the Company's expense ratios have improved since 1993, management anticipates that the expense ratios will remain relatively high by industry standards for the foreseeable future due to the Company's growth strategy and emphasis on convenience and personal service. Management has consistently emphasized control of noninterest expense consistent with its expansion strategy. See the discussion of noninterest expense for further detail.

In addition to the ongoing expansion of its branch network, the Company continuously reviews new products and services to give its customers more financial service options. Also, new technology and services are reviewed for business development and cost saving purposes. The Company's online banking service Columbia On-Line ™ was in operation for its first full year in 2001. Customers are able to conduct a full range of services on a real time basis, including balance inquiries, transfers, bill paying, loan information, and check image viewing. This online service has also enhanced the delivery of cash management services to its commercial customers.

Market Area

The economy of the Company's principal market areas, while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade as a result of the success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms. Additionally, four military bases are located in the market areas. The Washington economy and that of the Puget Sound region generally have experienced strong growth and stability in recent years; however, those economies slowed during 2001. Commercial airline and aerospace industries began to contract in the Puget Sound region, most noticeably after the September 11 terrorism attacks. Boeing Company press releases showed a decrease of its commercial airplane deliveries of approximately 2% in 2001 and an estimated decline between 25% and 27% in 2002 from deliveries forecasted prior to the terrorist attacks. Consequently Boeing announced employment layoffs approximating 30,000 by mid-2002, starting in December 2001. The full impact and timing of airline and aerospace industry job reductions on the Puget Sound economy are not yet known; however, economic activity in many areas served by the Company has weakened. The retail industry also experienced a decline in the last months of 2001 as consumer confidence waned. Growth is anticipated in the biotechnology industry, which is concentrated in the southwest corner of the state and in the Puget Sound region. Also, the recent military build-up after the events of September 11 is expected to have a positive economic impact on the area in light of the large military bases located in the area. The timing of an economic recovery for the Puget Sound region has been estimated by local economists as early as the first half of 2002 and as late as 2003.

Pierce County, the area in which the Company's expansion in recent years has been primarily focused and the location of Tacoma, is located in the South Puget Sound region. With 19 branch offices in Pierce County at the end of 2001, the Company has positioned itself to increase its market share in this County of approximately

713,000 residents, the second most populous county in Washington State. With two large military installations (McChord Air Force and Fort Lewis Army bases), government related employment represents approximately 20% of the County's total employment.

King County to the north of Tacoma is Washington's most populous county and the location of Seattle, the State's largest city. The County has approximately 1.75 million residents. Bellevue, where the Company had two banking offices at year-end 2001, is located in an area known as the "Eastside," a metropolitan area with a population of approximately 240,000 that includes several King County cities located east of Seattle. A large portion of that economy is linked to the aerospace, construction, computer software and biotechnology industries. Microsoft is headquartered northeast of Bellevue and several biotech firms are located on the Eastside. In recent years, the area has experienced relatively rapid growth in population and employment, though the declining prospects of certain technology companies in 2000 and 2001 has halted that growth. Household incomes in the Eastside are among the highest in Washington. The Company's aggressive expansion in Seattle, Bellevue, and other areas of the Eastside is intended to produce an increase in the Company's share of this market, the largest banking market in the State.

The Company has five branches in south King County, an area of several residential communities whose employment base is supported by light industrial, aerospace, and forest products industries. With its close proximity to Tacoma, the south King County market area is considered an important natural extension of the Company's Pierce County market area. The Weyerhaeuser Corporation maintains its world headquarters in Federal Way, which is located in south King County adjacent to the King/Pierce County line. The Auburn and Kent Valley areas to the east of Federal Way are high residential and commercial growth markets and considered by management to be natural areas of expansion for the Company.

The Company's market area also includes the Longview and Woodland communities in southwest Washington. The population of Cowlitz County, in which Longview and Woodland are located, is approximately 94,000. Cowlitz County's economy has become more diversified in recent years including biotechnology companies, but remains materially dependent on the forest products industry and, as a result, is relatively vulnerable to the cyclical downturns of that industry as well as environmental disputes.

The Washington state capital of Olympia, with a population of approximately 42,500, and the neighboring community of Lacey, with a population of approximately 31,600, are the principal cities in Thurston County. The County has an approximate population of 210,000. The area enjoys a stable economic climate due largely to state government employment and the proximity of the Fort Lewis Army Base and McChord Air Force Base. According to the *Washington State Almanac* (an annual publication of demographic information of Washington State counties and cities), approximately 39% of the average employment in Thurston County was through federal, state, and local government agencies. The area also has a significant population of retired military personnel.

Kitsap County, with a population of approximately 233,000 (sixth largest in the State), is home to the Bremerton Naval Shipyard, and the Trident Submarine Base. Directly west of Seattle across Puget Sound, commuters and visitors are able to travel by ferry in 30 to 60 minutes to jobs and entertainment in Seattle from residences in Kitsap County. According to the *Washington State Almanac*, approximately 36% of the average employment in Kitsap County is government related.

Competition

The Company anticipates continuing opportunities to arise from the effects of substantial consolidation among financial institutions in Washington that has occurred to date. Federal law allows mergers or other combinations, relocations of a bank's main office and branching across state lines. Several other financial institutions, which have greater resources than the Company, compete for banking business in the Company's market area. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising and promotion campaigns, access international money markets and allocate their investment assets to regions of highest yield and demand. The Company currently does not have a significant market share of the deposit-taking or lending activities in the areas in which it conducts operations, other than in Pierce and Cowlitz Counties where its share of bank deposits has grown substantially over the last several years. In June 2001, the Federal Deposit Insurance Corporation (FDIC) market share report classified the Company with 17.5% of the deposit market share in Pierce County, which placed the Company second in the County. The Company has also grown to hold the second highest market share in Cowlitz County, with 15.8% market share. Although the Company has been able to compete effectively in its market areas to date, there can be no assurance that it will be able to continue to do so in the future.

In addition to competition from other banking institutions, the Company continues to experience increased competition from non-banking companies such as credit unions, financial services companies and brokerage houses. Recent amendments to the federal banking laws to eliminate certain barriers between banking and commercial firms are expected to result in even greater competition in the future.

Looking Forward—2002 Performance Goals

The Company anticipates that business conditions in its principal market areas will be less than robust but will still provide good opportunities to expand in 2002. Management expects that growth will be centered in the Pierce County and King County market areas. Periods of concern about slowing economic growth often provide community oriented banks that have good credit quality and extensive knowledge of the local economy, such as the Company, with attractive opportunities to acquire desirable new business relationships from larger banks. These opportunities will be pursued while applying rigorous credit discipline and thorough analysis to ensure quality growth. Management expects the expansion in King County to be a significant contributor to both loan and deposit growth in 2002. The trend of improving margins experienced after the first quarter of 2001 is expected to continue but moderate in 2002 as deposit repricing slows. In 2002, commercial loans are expected to increase in volume and rates are expected to rise modestly as a majority of these loans reprice with the prime rate.

The following 2002 performance goals anticipate short-term interest rates increasing slightly faster than long-term rates with the steepness of the yield curve (which shows the spread between short and long-term interest rates) moderating somewhat toward the second half of 2002. The Company is expected to benefit from this rate environment due to its short-term asset sensitive position. In addition, management expects to place more emphasis on the treasury function in 2002 than historically has been the case for the Company. Management expects earnings per share in 2002 to be in a range of $1.10 to $1.20. A more pronounced change in interest rates than is currently expected, further significant declines in the economy, or substantial credit deterioration in the loan portfolio could reduce the anticipated performance of the Company. Columbia's performance goals for 2002, based on current economic and market conditions, include the following:

- Average Loan Growth in the 4-6% Range
- Average Deposit Growth in the 8-10% Range
- Revenue Growth of 8-10%
- Return on Average Equity of Approximately 12.5%
- Return on Average Assets of Approximately 1.0%
- Efficiency Ratio Less Than 66%
- Earnings Per Share Growth 15-25%

COLUMBIA BANKING SYSTEM, INC.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
	(dollars in thousands except per share amounts)				
For the Year					
Net interest income	$ 58,205	$ 58,268	$ 49,509	$ 41,960	$ 35,231
Provision for loan losses	5,800	9,800	2,400	1,900	4,726
Noninterest income	17,451	11,587	10,146	8,182	10,624
Noninterest expense	50,954	44,753	39,644	32,794	29,066
Net income	12,513	10,070	11,670	10,201	9,275
Per Share					
Basic earnings	$ 0.97	$ 0.78	$ 0.91	$ 0.80	$ 0.74
Diluted earnings	0.96	0.76	0.89	0.78	0.72
Book value	9.46	8.72	7.74	7.01	6.24
Averages					
Total Assets	$1,460,263	$1,375,600	$1,131,416	$ 939,274	$764,728
Interest-earning assets	1,343,410	1,265,716	1,039,628	863,193	711,484
Loans	1,218,906	1,149,013	927,373	748,587	613,671
Securities	100,343	97,585	99,149	83,657	71,424
Total deposits	1,281,748	1,197,653	994,096	813,685	656,206
Core deposits	718,262	654,095	605,651	476,128	373,307
Shareholders' equity	120,403	107,555	94,718	84,680	64,384
Financial Ratios					
Net interest margin	4.36%	4.62%	4.78%	4.87%	4.96%
Return on average assets	0.86	0.73	1.03	1.09	1.21
Return on average equity	10.39	9.36	12.32	12.05	14.41
Efficiency ratio	68.92	64.07	66.46	65.40	65.74
Average equity to average assets	8.25	7.82	8.37	9.02	8.42
At Year-End					
Total assets	$1,498,294	$1,496,495	$1,237,157	$1,059,919	$864,555
Loans	1,170,633	1,192,520	1,048,006	828,639	685,889
Allowance for loan losses	14,734	18,791	9,967	9,002	8,440
Total deposits	1,306,750	1,327,023	1,043,544	938,345	740,430
Core deposits	846,546	695,343	624,220	582,589	433,228
Shareholders' equity	118,966	113,823	99,214	89,566	78,353
Number of full-time equivalent employees	580	513	469	439	327
Number of banking offices	32	28	27	25	21
Nonperforming assets:					
Nonaccrual loans	$ 17,635	$ 12,506	$ 4,360	$ 3,603	$ 1,462
Restructured loans	716	1,136	187	1,783	20
Real estate owned	197	1,291	1,263	901	231
Total nonperforming assets	$ 18,548	$ 14,933	$ 5,810	$ 6,287	$ 1,713
Nonperforming loans to period-end loans	1.57%	1.14%	0.43%	0.65%	0.22%
Nonperforming assets to period-end assets	1.24%	1.00%	0.47%	0.59%	0.20%
Allowance for loan losses to period end loans	1.26%	1.58%	0.95%	1.09%	1.23%
Allowance for loan losses to nonperforming loans	80.29%	137.74%	219.19%	167.14%	569.50%
Net loan charge-offs	$ 9,857	$ 976	$ 1,435	$ 1,338	$ 1,568
Risk-Based Capital Ratios:					
Tier I capital	10.55%	8.58%	9.12%	9.89%	10.77%
Total capital	11.65	9.54	10.01	10.88	11.93
Leverage ratio	9.72	7.77	8.46	8.72	9.33

FINANCIAL DATA SUPPLEMENT

CONSOLIDATED FIVE-YEAR STATEMENTS OF OPERATIONS (1)

Columbia Banking System, Inc.

	Years ended December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands, except per share amounts)				
Interest Income:					
Loans	$ 97,650	$ 102,838	$ 77,807	$ 66,858	$ 56,176
Securities available for sale	5,596	5,650	5,619	4,696	3,800
Securities held to maturity	265	268	287	419	628
Deposits with banks	1,061	1,240	639	1,654	1,457
Total interest income	104,572	109,996	84,352	73,627	62,061
Interest Expense:					
Deposits	43,763	47,662	32,898	29,759	24,775
Federal Home Loan Bank advances	1,690	3,630	1,939	1,908	1,971
Trust preferred obligations	635				
Other borrowings	279	436	6		84
Total interest expense	46,367	51,728	34,843	31,667	26,830
Net Interest Income	58,205	58,268	49,509	41,960	35,231
Provision for loan losses	5,800	9,800	2,400	1,900	4,726
Net interest income after provision for loan losses	52,405	48,468	47,109	40,060	30,505
Noninterest income	17,451	11,587	10,146	8,182	7,106
Key man life insurance proceeds					3,518
Noninterest expense	50,954	44,753	39,644	32,794	27,832
Merger expenses					1,234
Noninterest expense	50,954	44,753	39,644	32,794	29,066
Income before income tax	18,902	15,302	17,611	15,448	12,063
Provision for income tax	6,389	5,232	5,941	5,247	2,788
Net Income	$ 12,513	$ 10,070	$ 11,670	$ 10,201	$ 9,275
Net Income Per Common Share:					
Basic	$ 0.97	$ 0.78	$ 0.91	$ 0.80	$ 0.74
Diluted	0.96	0.76	0.89	0.78	0.72
Average number of common shares outstanding (basic)	12,893	12,846	12,817	12,763	12,547
Average number of common shares outstanding (diluted)	13,068	13,170	13,120	13,162	12,915
Total assets at end of period	$1,498,294	$1,496,495	$1,237,157	$1,059,919	$864,555
Long-term obligations	61,367	4,500	3,000	25,000	39,000
Cash dividends					

(1) These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

CONSOLIDATED FIVE-YEAR SUMMARY OF AVERAGE BALANCES AND NET INTEREST REVENUE

Columbia Banking System, Inc.

	2001			2000		
	Average Balances(1)	Interest	Average Rate	Average Balances(1)	Interest	Average Rate
	(dollars in thousands)					
Interest-Earning Assets						
Loans:						
Commercial business	$ 484,382	$ 38,128	7.87%	$ 475,807	$ 45,280	9.52%
Real estate (2):						
One- to four-family residential	109,006	8,401	7.71	108,063	9,389	8.69
Five or more family residential and commercial properties	517,463	41,859	8.09	463,002	38,431	8.30
Consumer	108,055	9,262	8.57	102,141	9,737	9.53
Total loans	1,218,906	97,650	8.01	1,149,013	102,837	8.95
Securities (3)	100,343	6,251	6.23	97,585	6,152	6.30
Interest-earning deposits with banks	24,161	1,061	4.39	19,118	1,240	6.49
Total interest-earning assets	1,343,410	104,962	7.81	1,265,716	110,229	8.71
Other earning assets	8,025					
Non-earning assets	108,828			109,884		
Total assets	$1,460,263			$1,375,600		
Interest-Bearing Liabilities						
Certificates of deposit	$ 563,486	$ 31,274	5.55%	$ 543,558	$ 33,053	6.08%
Savings accounts	51,380	733	1.43	46,722	937	2.01
Interest-bearing demand and money market accounts	439,916	11,756	2.67	399,561	13,672	3.42
Total interest-bearing deposits	1,054,782	43,763	4.15	989,841	47,662	4.82
Federal Home Loan Bank advances	32,655	1,690	5.17	54,813	3,630	6.62
Trust preferred obligations	9,008	635	7.05			
Other borrowings	4,163	279	6.71	5,245	436	8.31
Total interest-bearing liabilities	1,100,608	46,367	4.21	1,049,899	51,728	4.93
Demand and other noninterest-bearing deposits	226,966			207,812		
Other noninterest-bearing liabilities	12,286			10,334		
Shareholders' equity	120,403			107,555		
Total liabilities and shareholders' equity	$1,460,263			$1,375,600		
Net interest revenue (3)		$ 58,595			$ 58,501	
Net interest spread			3.60%			3.78%
Net interest margin			4.36%			4.62%
Average interest-earning assets to average interest-bearing liabilities			122.06%			120.56%

(1) Nonaccrual loans were included in their respective loan categories. Amortized net deferred loan fees were included in the interest income calculations. The amortization of net deferred loan fees was $1.8 million in 2001, $1.4 million in 2000, $962,000 in 1999, $503,000 in 1998, and $2,000 in 1997.

(2) Real estate average balances include real estate construction loans.

(3) Yields on fully taxable equivalent basis, based on a marginal tax rate of 35% for calendar years 2001 and 2000, and 34% for all prior years presented.

CONSOLIDATED FIVE-YEAR SUMMARY OF AVERAGE BALANCES AND NET INTEREST REVENUE—(Continued)

Columbia Banking System, Inc.

	1999			1998			1997		
	Average Balances(1)	Interest	Average Rate	Average Balances(1)	Interest	Average Rate	Average Balances(1)	Interest	Average Rate
				(dollars in thousands)					
Interest-Earning Assets									
Loans:									
Commercial business	$ 371,549	$32,338	8.70%	$307,174	$28,039	9.13%	$218,560	$20,172	9.23%
Real estate (2):									
One- to four-family residential	90,233	7,437	8.24	96,999	8,512	8.78	109,659	10,936	9.97
Five or more family residential and commercial properties	374,788	29,985	8.00	264,314	23,008	8.70	217,412	18,727	8.61
Consumer	90,803	8,047	8.86	80,100	7,299	9.11	68,040	6,341	9.32
Total loans	927,373	77,807	8.39	748,587	66,858	8.93	613,671	56,176	9.15
Securities (3)	99,149	6,085	6.14	83,657	5,221	6.24	71,424	4,513	6.32
Interest-earning deposits with banks	13,106	639	4.87	30,949	1,654	5.35	26,389	1,456	5.52
Total interest-earning assets	1,039,628	84,531	8.13	863,193	73,733	8.54	711,484	62,145	8.73
Non-earning assets	91,788			76,081			53,244		
Total assets	$1,131,416			$939,274			$764,728		
Interest-Bearing Liabilities									
Certificates of deposit	$ 388,445	$20,332	5.23%	$337,557	$18,917	5.60%	$282,899	$16,017	5.66%
Savings accounts	45,478	936	2.06	39,768	997	2.51	38,301	1,054	2.75
Interest-bearing demand and money market accounts	376,079	11,630	3.09	287,007	9,845	3.43	223,514	7,704	3.45
Total interest-bearing deposits	810,002	32,898	4.06	664,332	29,759	4.48	544,714	24,775	4.55
Federal Home Loan Bank advances	35,684	1,939	5.43	34,538	1,908	5.52	35,597	1,971	5.54
Trust preferred obligations									
Other borrowings	109	6	5.16				1,681	84	5.02
Total interest-bearing liabilities	845,795	34,843	4.12	698,870	31,667	4.53	581,992	26,830	4.61
Demand and other noninterest-bearing deposits	184,094			149,353			111,492		
Other noninterest-bearing liabilities	6,809			6,371			6,860		
Shareholders' equity	94,718			84,680			64,384		
Total liabilities and shareholders' equity	$1,131,416			$939,274			$764,728		
Net interest revenue (3)		$49,688			$42,066			$35,315	
Net interest spread			4.01%			4.01%			4.12%
Net interest margin			4.78%			4.87%			4.96%
Average interest-earning assets to average interest-bearing liabilities			122.92%			123.51%			122.25%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Columbia Banking System, Inc.

This discussion should be read in conjunction with the consolidated condensed financial statements of the Company, and notes thereto presented elsewhere in this report. In the following discussion, unless otherwise noted, references to increases or decreases in average balances in items of income and expense for a particular period and balances at a particular date refer to the comparison with corresponding amounts for the period or date one year earlier.

Results of Operations

The results of operations of the Company are dependent to a large degree on the Company's net interest income. The Company also generates noninterest income through service charges and fees, merchant services fees, and income from mortgage banking operations. The Company's operating expenses consist primarily of compensation and employee benefit expense, and occupancy expense. Like most financial institutions, the Company's interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and actions of regulatory authorities.

Net income for the year increased 24% to $12.5 million compared to net income of $10.1 million in 2000 and $11.7 million in 1999. On a diluted per share basis, 2001 net income was $0.96 per share, compared with net income of $0.76 per share in 2000, and $0.89 per share in 1999. This improvement in 2001 net income resulted from the Company's lower provision for loan losses as compared to the unusually high level of the provision in 2000.

Net Interest Income. Net interest income decreased $63,000, or (0.1%), in 2001 compared with an increase of $8.8 million, or 18%, in 2000. The reduction in 2001 net interest income was primarily the result of interest rates declining steadily during the year. The rapid decline of rates resulted in loans repricing more quickly than deposit funding during the first half of 2001 and deposits repricing more quickly in the last half of 2001. The year 2000 increases in net interest income largely were due to the overall growth of the Company and a rising interest rate environment. Average interest-earning assets increased $77.7 million in 2001, and $226.1 million in 2000, while average interest-bearing liabilities increased $50.7 million in 2001, and $204.1 million in 2000.

Net interest margin (net interest income divided by average interest-earning assets) decreased to 4.36% in 2001, compared with 4.62% in 2000. Average interest-earning assets increased to $1.34 billion, or 6%, during fiscal year 2001, compared with $1.27 billion for fiscal year 2000. The average yield on interest-earning assets decreased to 7.81% in 2001 from 8.71% in fiscal year 2000. In comparison, average interest-bearing liabilities increased to $1.1 billion, or 5%, and the average cost of interest-bearing liabilities decreased to 4.21% from 4.93% in fiscal year 2000.

During fiscal year 2001, the Board of Governors of the Federal Reserve System reduced the federal funds target rate eleven times, cutting the funds rate from 6.5% at the beginning of the year to 1.75% in December 2001. Loan and investment interest declined in a similar manner, as the "prime rate" was reduced throughout the year. Although deposit yields were decreased as management responded to the reductions in the prime rate, those reductions were delayed for fixed maturity time deposits such as certificates of deposit ("CD's") while approximately 40% of the loan yields were tied to the prime rate and repriced immediately. The relatively quick repricing of existing loans, versus the slower repricing of deposits, caused the yields on average interest-earning assets to decline more rapidly than the cost of average interest-bearing liabilities during the first half of the year. As a result, the Company's net interest margin declined in the first quarter of 2001 and gradually improved later in the year. Rather than commit to long term deposit rates in a market of declining interest rates, the Company chose to focus on its core deposit growth and substantially changed its mix of deposits as average core deposits increased $64.2 million or 10%, while average CD balances increased $20 million or 4%. Lower interest rates created greater demand for refinanced and new property loans, however, this was balanced by decreased loan demand in the business arena.

Provision for Loan Losses. The Company's provision for loan losses was $5.8 million for 2001, compared with $9.8 million for 2000 and $2.4 million for 1999. For the years ended December 31, 2001, 2000, and 1999, net loan charge-offs amounted to $9.9 million, $976,000 and $1.4 million, respectively. The 2001 charge-offs included $6.0 million of a troubled loan that was fully reserved for at year-end 2000. The remaining $3.9 million balance of the charge-offs in 2001 was centered in several smaller relationships that were identified throughout the year, and were charged down or charged off. During 2001, the allowance for loan losses balance decreased $4.1 million to $14.7 million as compared with an increase of $8.8 million to $18.8 million at the end of 2000 and $10.0 million at year-end 1999.

The allowance for loan losses as a percentage of loans (excluding loans held for sale at each date) decreased to 1.26% at December 31, 2001 as compared to 1.58% and 0.95% of loans at December 31, 2000 and 1999, respectively. At year-end 2001, the allowance for loan losses to nonperforming loans was 80.29% compared to 137.74% at December 31, 2000. The decline in the loan loss allowance as a percentage of loans was due to the decreased balance of the loan loss allowance from charge-offs during 2001, of which $6 million was specifically reserved for in 2000. The decrease in the percentage of the allowance to nonperforming loans is the result of two large credit relationships being placed on nonaccrual in the fourth quarter of 2001. These two credit relationships are collateralized by real estate and other tangible assets and, in the opinion of management, represent limited loss exposure. Management is carefully monitoring current weaknesses within the local and national economies, and potential weaknesses within the existing loan portfolio, and will increase the Company's loan loss allowance as circumstances warrant. During 2001, management strengthened loan monitoring systems and controls including the separation of the credit administration function and the loan production function. These steps are expected to improve the Company's ability to more closely monitor credit quality as 2002 progresses.

Noninterest Income. Total noninterest income, excluding the gain on sale of securities, increased $4.1 million, or 36%, in 2001, compared with $1.4 million, or 14%, in 2000. Lower long-term interest rates contributed to additional noninterest income from increased residential mortgage loan originations, while growth in core deposits bolstered service charge and other fee noninterest income. Merchant services income also contributed to increased noninterest income during 2001. Income from mortgage banking improved by $1.9 million, or 251%, compared to a decline of $307,000, or 29%, in 2000. Service charges and other fees increased $887,000 or 14% compared with 2000 and merchant service fees increased $782,000 or 21%. In accordance with the Company's investment strategy, management monitors market conditions with a view to realize gains on its available for sale securities portfolio as market conditions allow. Treasury activity in 2001 contributed an additional $1.7 million toward noninterest income from gains on sales of securities.

Noninterest Expense. Total noninterest expense increased $6.2 million, or 14%, in 2001 and $5.1 million, or 13%, in 2000. The increase in 2001 was primarily due to personnel and occupancy costs associated with the Company's expansion in the major metropolitan areas of King and Pierce counties. The Company reduced its data processing and merchant processing costs as growth and its technology investments created opportunities to realize scale efficiencies. The Company's efficiency ratio (noninterest expense divided by the sum of net interest income plus noninterest income) was 68.92% for 2001 compared with 64.07% for 2000, reflecting the Company's slower growth of revenue in 2001 while noninterest expense increased at the same rate as 2000 due in part to the Company's expansion. Management anticipates that the ratios will remain relatively high by industry standards for the foreseeable future due to the Company's growth strategy.

Credit Risk Management

The extension of credit in the form of loans or other credit substitutes to individuals and businesses is a major portion of the Company's principal business activity. Company policies and applicable laws and regulations require risk analysis as well as ongoing portfolio and credit management. The Company manages its credit risk through lending limit constraints, credit review, approval policies and extensive, ongoing internal monitoring. The Company also manages credit risk through diversification of the loan portfolio by type of loan, type of industry, type of borrower, and by limiting the aggregation of debt limits to a single borrower.

In analyzing its existing portfolio, the Company reviews its consumer and residential loan portfolios by risk rating and analyzes their performance as a pool of loans since no single loan is individually significant or judged by its risk rating size or potential risk of loss. In contrast, the monitoring process for the commercial business, private banking, real estate construction, and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan and performance judged on a loan by loan basis. The Company reviews these loans to assess the ability of the borrower to service all of its interest and principal obligations and as a result the risk rating may be adjusted accordingly. In the event that full collection of principal and interest is not reasonably assured, the loan is appropriately downgraded and, if warranted, placed on non-accrual status even though the loan may be current as to principal and interest payments. Additionally, the Company assesses whether an impairment of a loan as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", warrants specific reserves or a write-down of the loan. See "Provision and Allowance For Loan Losses" on page 16 and Note 5 to the consolidated financial statements.

Loan policies, credit quality criteria, portfolio guidelines and other controls are established under the guidance of the Company's Chief Credit Officer and approved, as appropriate, by the Board. Credit Administration, together with appropriate loan committees, has the responsibility for administering the credit approval process. As another part of its control process, the Company uses an independent internal credit review and examination function to provide assurance that loans and commitments are made and maintained as prescribed by its credit policies. This includes a review of documentation when the loan is initially extended and subsequent on-site examination to ensure continued performance and proper risk assessment.

Several modifications to the credit process were implemented in 2001. The most significant change was the separation of the credit administration function from that of loan production. The Executive Vice-President and Chief Credit Officer manages the credit process while the Executive Vice-President, Corporate Banking, is responsible for loan production. Both the Chief Credit Officer and the EVP, Corporate Banking, report directly to the President of Columbia Bank.

Loan Portfolio Analysis

The Company is a full service commercial bank, which originates a wide variety of loans. Consistent with the trend begun in 1993, the Company continues to concentrate its lending efforts on originating commercial business and commercial real estate loans. The Company also has increased its capacity to originate residential real estate loans, both from retail and wholesale sources.

The following table sets forth the Company's loan portfolio by type of loan for the dates indicated:

	December 31,									
	2001	% of Total	2000	% of Total	1999	% of Total	1998	% of Total	1997	% of Total
					(in thousands)					
Commercial business	$ 466,638	39.9%	$ 496,125	41.6%	$ 426,060	40.6%	$332,638	40.1%	$270,946	39.5%
Real estate:										
One-to-four family residential	52,852	4.5	55,922	4.7	64,669	6.2	61,132	7.4	71,095	10.4
Five or more family residential and commercial properties	432,419	37.0	428,884	36.0	377,708	36.0	291,868	35.2	206,628	30.1
Total real estate	485,271	41.5	484,806	40.7	442,377	42.2	353,000	42.6	277,723	40.5
Real estate construction:										
One-to-four family residential	20,693	1.8	33,548	2.8	32,742	3.1	26,444	3.2	29,695	4.3
Five or more family residential and commercial properties	91,080	7.7	74,451	6.3	45,886	4.4	23,213	2.8	33,806	4.9
Total real estate construction	111,773	9.5	107,999	9.1	78,628	7.5	49,657	6.0	63,501	9.2
Consumer	109,845	9.4	106,633	8.9	103,296	9.9	94,572	11.4	74,710	10.9
Subtotal	1,173,527	100.3	1,195,563	100.3	1,050,361	100.2	829,867	100.1	686,880	100.1
Less deferred loan fees and other	(2,894)	(0.3)	(3,043)	(0.3)	(2,355)	(0.2)	(1,228)	(0.1)	(991)	(0.1)
Total loans	$1,170,633	100.0%	$1,192,520	100.0%	$1,048,006	100.0%	$828,639	100.0%	$685,889	100.0%
Loans held for sale	$ 29,364		$ 14,843		$ 5,479		$ 10,023		$ 4,377	

Total loans (excluding loans held for sale) at December 31, 2001, decreased $22 million, or 2%, from year-end 2000. Commercial business loans and one-to-four family real estate construction contributed a majority of the decrease, offset by growth in both construction and real estate of five or more family residential and commercial properties.

Commercial Loans: Commercial loans decreased $29.5 million, or 6%, to $466.6 million from year-end 2000, representing 40% of total loans compared with 42% of total loans at December 31, 2000. Management is committed to providing competitive commercial lending in the Company's primary market areas. Management believes slowdowns in commercial lending during 2001 were due to decreased confidence of business owners as the economy slowed during the year. The Company expects to continue to expand its commercial lending products and to emphasize in particular its relationship banking with businesses, business owners and affluent individuals.

Real Estate Loans: Residential one-to-four family loans decreased $3.1 million to $52.9 million at December 31, 2001, representing 5% of total loans, compared with $55.9 million, or 5% of total loans at December 31, 2000. These loans are used by the Company to collateralize advances from the Federal Home Loan Bank (FHLB). The Company's underwriting standards require that one-to-four family portfolio loans generally be owner-occupied and that loan amounts not exceed 80% (90% with private mortgage insurance) of the appraised value or cost, whichever is lower, of the underlying collateral at origination. Generally, management's policy is to originate for sale to third parties residential loans secured by properties located within the Company's primary market areas. The Company may retain larger percentages of such originated loans as market conditions dictate.

The Company makes multi-family and commercial real estate loans in its primary market areas. Multi-family and commercial real estate lending increased $3.5 million, or 1%, to $432.4 million at December 31, 2001, representing 37% of total loans, from $428.9 million, or 36% of total loans at December 31, 2000. Multi-family and commercial real estate lending during 2001 reflects a mix of owner occupied and income property transactions. Generally, multi-family and commercial real estate loans are made to borrowers who have existing banking relationships with the Company. The Company's underwriting standards generally require that the loan-to-value ratio for multi-family and commercial loans not exceed 75% of appraised value or cost, whichever is lower, and that commercial properties maintain debt coverage ratios (net operating income divided by annual debt servicing) of 1.2 or better. Underwriting standards can be influenced by competition. The Company endeavors to maintain the highest practical underwriting standards while balancing the need to remain competitive in its lending practices.

Real Estate Construction Loans: The Company originates a variety of real estate construction loans. One-to-four family residential construction loans are originated for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. Construction loans on one-to-four family residences decreased $12.9 million to $20.7 million at December 31, 2001, representing 2% of total loans, from $33.5 million, or 3% of total loans at December 31, 2000. Multi-family and commercial real estate construction loans increased $16.6 million to $91.1 million at December 31, 2001, representing 8% of total loans, from $74.5 million, or 6% of total loans at December 31, 2000. The Company endeavors to limit its construction lending risk through adherence to strict underwriting procedures.

Consumer Loans: At December 31, 2001, the Company had $109.8 million of consumer loans outstanding, representing 9% of total loans, as compared with $106.6 million, and 9% of total loans at December 31, 2000. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous personal loans.

Foreign Outstanding: The Company is not involved with loans to foreign companies and foreign countries.

Loan Growth by Market Area: Commencing in 1993 and continuing for several years, management's growth strategy concentrated on the Tacoma/Pierce County market. In 1999, management added to its market area with growth in Thurston and Kitsap counties. Beginning in late 2000, the Company began aggressively pursuing growth in King County and continues this focus as it commits additional resources to the Seattle and adjoining metropolitan markets in 2002.

Loan Maturities: The following table presents, (i) the aggregate maturities of loans in each major reportable category named below of the Company's loan portfolio and (ii) the aggregate amounts of variable and fixed rate loans that mature after one year.

	Maturing			
December 31, 2001	**Due Through 1 Year**	**Over 1 but Through 5 Years**	**Over 5 Years**	**Total**
		(in thousands)		
Commercial business	$281,686	$129,717	$ 55,235	$466,638
Real estate construction	39,691	19,555	52,527	111,773
Total	$321,377	$149,272	$107,762	$578,411
Fixed rate loans	$ 35,792	$ 68,295	$ 36,862	$140,949
Variable rate loans	285,585	80,977	70,900	437,462
Total	$321,377	$149,272	$107,762	$578,411

Nonperforming Assets

Nonperforming assets consist of: (i) nonaccrual loans, which generally are loans placed on a nonaccrual basis when the loan becomes past due 90 days or when there are otherwise serious doubts about the collectibility of principal or interest; (ii) in most cases restructured loans, for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition (interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur); and (iii) real estate owned.

The following tables set forth, at the dates indicated, information with respect to nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), real estate owned, total nonperforming assets, accruing loans past-due 90 days or more, and potential problem loans of the Company:

	December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Nonaccrual:					
One-to-four family residential	$ 593	$ 410	$ 23	$ 722	$ 661
Commercial real estate	1,415	698	1,784	1,542	
Commercial business	15,393	11,091	2,176	1,214	728
Consumer	234	307	377	125	73
Total nonaccrual loans	17,635	12,506	4,360	3,603	1,462
Restructured:					
One-to-four family residential				15	20
One-to-four family residential construction	716	1,136	122	1,768	
Commercial business			65		
Total restructured loans	716	1,136	187	1,783	20
Total nonperforming loans	$18,351	$13,642	$ 4,547	$ 5,386	$ 1,482
Real estate owned	197	1,291	1,263	901	231
Total nonperforming assets	$18,548	$14,933	$ 5,810	$ 6,287	$ 1,713
Accruing loans past-due 90 days or more				$ 40	
Potential problem loans	$ 4,746	$ 1,631	$ 2,234	$ 1,862	$ 669
Allowance for loan losses	14,734	18,791	9,967	9,002	8,440
Allowance for loan losses to total loans	1.26%	1.58%	0.95%	1.09%	1.23%
Allowance for loan losses to nonperforming loans	80.29%	137.74%	219.19%	167.14%	569.50%
Nonperforming loans to loans	1.57%	1.14%	0.43%	0.65%	0.22%
Nonperforming assets to total assets	1.24%	1.00%	0.47%	0.59%	0.20%

The consolidated financial statements are prepared according to the accrual basis of accounting. This includes the recognition of interest income on the loan portfolio, unless a loan is placed on a nonaccrual basis, which occurs when there are serious doubts about the collectibility of principal or interest. The policy of the Company generally is to discontinue the accrual of interest on all loans past due 90 days or more and place them on nonaccrual status.

Potential problem loans are loans which are currently performing and are not nonaccrual, restructured or impaired loans, but about which there are sufficient doubts as to the borrower's ability to comply with present repayment terms in the future and which may later be included in nonaccrual, past due, restructured or impaired loans. Nonaccrual loans and other nonperforming assets are centered in a small number of lending relationships which management considers adequately reserved. Generally, these relationships are well collateralized though loss of principal on certain of these loans will remain in question until the loans are paid or collateral is liquidated. Substantially, all nonperforming loans are to borrowers within the State of Washington.

Real estate owned (REO), which is comprised of property from foreclosed real estate loans, decreased $1.1 million to $197,000 at December 31, 2001 compared to $1.3 million at December 31, 2000. During fiscal year 2001, the Company foreclosed and transferred to REO a net $1.1 million after write downs of $410,000 on two loans collateralized by real estate. The $1.1 net addition to REO concerned one commercial and one residential real estate loan. During the year, the Company completed the sale on two foreclosed properties and realized a one-time gain of $373,000 partially offsetting the writedowns for the year. At December 31, 2001, REO consisted of three foreclosed properties.

Total nonperforming assets totaled $18.5 million, or 1.24% of period-end assets at December 31, 2001, compared to $14.9 million, or 1.00% of period-end assets at December 31, 2000.

Nonperforming loans were $18.4 million, or 1.57% of total loans (excluding loans held for sale) at December 31, 2001, compared to $13.6 million, or 1.14% of total loans at December 31, 2000 due principally to increases in the commercial business and commercial real estate categories.

Provision and Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The size of the allowance is determined through quarterly assessments of the probable estimated losses in the loan portfolio. The Company's methodology for making such assessments and determining the adequacy of the allowance includes the following key elements:

1. General Valuation Allowance consistent with SFAS No. 5, "Accounting for Contingencies."
2. Criticized / Classified Loss Reserves on specific relationships.
3. Specific allowances for identified problem loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

On a quarterly basis (semi-annual in the case of economic and business conditions reviews) the Chief Credit Officer of the Company reviews with Executive Management and the Board of Directors the various additional factors that management considers when determining the adequacy of the allowance. These factors include the following as of the applicable balance sheet date:

1. Existing general economic and business conditions affecting the Company's market place
2. Credit quality trends, including trends in nonperforming loans
3. Collateral values
4. Seasoning of the loan portfolio
5. Bank regulatory examination results
6. Findings of internal credit examiners
7. Duration of current business cycle

The allowance is increased by provisions charged to operations, and is reduced by loans charged off, net of recoveries.

While management believes it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

At December 31, 2001, the Company's allowance for loan losses was $14.7 million, or 1.26% of the total loan portfolio, excluding loans held for sale, and 80.29% of nonperforming loans. This compares with an allowance of $18.8 million, or 1.58% of the total loan portfolio, and 137.7% of nonperforming loans, at December 31, 2000. In the fourth quarter of 2000, deterioration of a single large credit relationship with a principal amount of $8.0 million caused the Company to place $6 million of the loan balance on nonaccrual, include it in impaired loans, and specifically allocate $6 million of the $18.8 million allowance as a reserve against charge-off of that loan. In the third quarter of 2001, with a slowing economy causing collection of the nonaccrual balance to be even more uncertain, management decided to charge-off the $6 million specifically reserved for at year-end 2000. In addition, through the balance of 2001, the Company charged-off a net $3.9 million in loans from other borrowers. These loans were reserved for by the general valuation allowance balance. The decrease in the allowance as a percentage of loans was due to the unusually large net charge-offs of $9.9 million in 2001 partially offset by $5.8 million in loan loss provisions during fiscal year 2001. For the years ended December 31, 2000 and 1999, net loan charge-offs amounted to $976,000 and $1.4 million, respectively. During 2001, the allowance for loan losses balance decreased $4.1 million compared with increases of $8.8 million in 2000 and $1.0 million in 1999.

During the year 2000, the Company refined its allowance calculations to reflect historical performance of the loan portfolio during the prior five years. Adjustments to the percentages of the allowance allocated to loan categories were made based on trends with respect to delinquencies and problem loans within each pool of loans. During 2001, the Company continued using this methodology for allowance calculations. In addition, the provision for loan losses was increased to reflect management's assessment of economic and business conditions. There were no other significant changes during 2001 in estimation methods or assumptions that affected the Company's methodology for assessing the appropriateness of the allowance.

Management anticipates that normal growth of the loan portfolio, coupled with credit weakness that could occur as a result of a continued slowdown in the local economy may require continued additions to the allowance for loan losses during the year 2002 in excess of historical contributions.

The following table provides an analysis of net losses by loan type for the last five years.

	December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Total loans, net at end of period (1)	$1,170,633	$1,192,520	$1,048,006	$828,639	$685,889
Daily average loans	1,218,906	1,149,013	927,373	748,587	613,671
Balance of allowance for loan losses at beginning of period	$ 18,791	$ 9,967	$ 9,002	$ 8,440	$ 5,282
Charge-offs:					
Commercial business	(9,681)	(1,448)	(1,006)	(1,195)	(1,025)
Five or more family residential and commercial properties	(11)				
One- to four-family residential construction	(109)	(21)	(314)	(57)	(364)
Consumer	(247)	(309)	(299)	(333)	(270)
Total charge-offs	(10,048)	(1,778)	(1,619)	(1,585)	(1,659)
Recoveries:					
Commercial business	138	756	118	175	43
One- to four-family residential					1
One- to four-family residential construction		8			
Consumer	53	38	66	72	47
Total recoveries	191	802	184	247	91
Net charge-offs	(9,857)	(976)	(1,435)	(1,338)	(1,568)
Provision charged to expense	5,800	9,800	2,400	1,900	4,726
Balance of allowance for loan losses at end of period	$ 14,734	$ 18,791	$ 9,967	$ 9,002	$ 8,440
Net charge-off to average loans outstanding	0.81%	0.08%	0.16%	0.18%	0.26%
Allowance for loan losses to total loans	1.26	1.58	0.95	1.09	1.23
Allowance for loan losses to nonperforming loans	80.29	137.74	219.19	167.14	569.50

(1) Excludes loans held for sale

Loan Loss Allowance Allocation

The table below shows the allocation of the Allowance for Loan Losses for the last five years. The allocation is based on an evaluation of loan problems, historical ratios of loan losses and other factors, which may affect future loan losses in the categories of loans shown.

Balance at End of Period Applicable to:	2001 Amount	2001 % of Total Loans*	2000 Amount	2000 % of Total Loans*	1999 Amount	1999 % of Total Loans*	1998 Amount	1998 % of Total Loans*	1997 Amount	1997 % of Total Loans*
					(dollars in thousands)					
Commercial business	$11,254	39.9%	$15,650	41.3%	$6,388	40.4%	$5,540	40.0%	$4,109	39.4%
Real estate and construction:										
One- to- four family residential	779	6.3	754	7.5	969	9.3	972	10.6	1,041	14.7
Five or more family residential and commercial properties	1,834	44.4	1,892	42.3	1,990	40.4	2,008	38.0	1,414	35.0
Consumer	867	9.4	369	8.9	339	9.9	482	11.4	334	10.9
Unallocated			126		281				1,542	
Total	$14,734	100.0%	$18,791	100.0%	$9,967	100.0%	$9,002	100.0%	$8,440	100.0%

* Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

Securities

The Company's securities (securities available for sale and securities held to maturity) increased by $41.6 million to $152.3 million from year-end 2000 to year-end 2001. The Company sold $108.7 million of securities for realized gains of $1.7 million during 2001. Purchases during the year totaled $173.9 million while maturities and prepayments totaled $25.0 million. U.S. Treasury and government agency securities comprise 9% of the investment portfolio, with mortgage-backed securities at 64% and state and municipal securities at 24%. Agency backed mortgage securities comprise approximately 59% of the mortgage backed securities holdings. The average maturity of the securities portfolio was 4 years, 4 months at December 31, 2001.

Approximately 95% of the Company's securities are classified as available for sale and carried at fair value. These securities are used by management as part of its asset/liability management strategy and may be sold in response to changes in interest rates and/or significant prepayment risk. For further information on investment securities, including gross unrealized gains and losses in the portfolio and gross realized gains and losses on sales of securities, see Note 4 to the consolidated financial statements.

Premises and Equipment

In 2001, fixed assets increased $3.9 million, or 8% from 2000. The net change includes purchases of $8.9 million, disposals of $1.6 million and depreciation expense of $3.4 million. The Company's capital expenditures in 2002 are anticipated to be approximately $6.8 million. Such expenditures are expected to include approximately $3.6 million for new buildings and for remodeling existing structures, and $3.2 million for new furniture, equipment, and software.

Liquidity and Sources of Funds

The Company's primary sources of funds are customer deposits and advances from the FHLB. These funds, together with loan repayments, loan sales, retained earnings, equity and other borrowed funds, are used to make loans, to acquire securities and other assets, and to fund continuing operations.

Deposit Activities

The Company experienced an overall average deposit increase of 7% in 2001 as compared to 20% growth in 2000. The Company focused on increasing average overall deposits through core deposit growth. Both interest and non-interest bearing demand deposits increased during 2001, which, combined with the growth of savings and money market deposits, resulted in net growth of average core deposits by 10%. Due to uncertain market and economic conditions, many customers chose to move funds into a core deposit account or withdraw funds, rather than renew certificates of deposit or "CDs" as their CDs came to term. Average CDs grew 4% during 2001. At year-end 2001 total deposits decreased $20 million to $1.31 billion compared with $1.33 billion at December 31, 2000. During 2001 there was a substantial shift in the deposit mix as year end core deposits increased $151.2 million, or 22%, while CDs declined $171.5 million, or 27%, compared with deposit totals at December 31, 2000. Average core deposits increased by $64.2 million or 10% while average CD's increased $19.9 million or 4%. Average interest-bearing and noninterest-bearing demand deposits increased 10% and 9%, respectively, in 2001 and increased 6% and 13%, respectively in 2000.

Average deposits are summarized in the following table:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
			(in thousands)		
Demand and other noninterest-bearing	$ 226,966	$ 207,812	$184,094	$149,353	$111,492
Interest-bearing demand(1)	439,916	399,561	376,079	287,007	223,514
Savings	51,380	46,722	45,478	39,768	38,301
Certificates of deposit	563,486	543,558	388,445	337,557	282,899
Total interest-bearing deposits	1,054,782	989,841	810,002	664,332	544,714
Total average deposits	$1,281,748	$1,197,653	$994,096	$813,685	$656,206

(1) Interest-bearing demand deposits include interest-bearing checking accounts and money market accounts.

Average deposit rates

The following table presents the weighted average interest rate for each major category of interest-bearing deposits:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Interest-bearing demand(1)	2.67%	3.42%	3.09%	3.43%	3.45%
Savings	1.43	2.01	2.06	2.51	2.75
Certificates of deposit	5.55	6.08	5.23	5.60	5.66
Total interest-bearing deposits	4.15%	4.82%	4.06%	4.48%	4.55%

(1) Interest-bearing demand deposits include interest-bearing checking accounts and money market accounts.

The Company has established a branch system catering primarily to retail depositors, supplemented by business customer deposits and other borrowings. The branch system deposits are intended to provide a stable core funding base for the Company. Together with that stable core deposit base, management's strategy for funding growth is also to make use of brokered and other wholesale deposits. The Company's use of brokered and other wholesale deposits decreased in 2001. In the future, management anticipates resuming use of such deposits to fund increasing loan demand or treasury functions. During 2001, total deposits decreased $20 million to $1.3 billion at December 31, 2001. Brokered and other wholesale deposits (excluding public deposits) decreased $12.8 million to $40.2 million, or 3.1% of total deposits, at December 31, 2001 and $53.0 million, or 4.0% of total deposits, at December 31, 2000.

Brokered and other wholesale deposits are summarized below. The average interest rate for these deposits was 6.30% and 6.35% at December 31, 2001 and 2000, respectively.

	December 31,			
	2001		2000	
Amount maturing:	**Amount**	**Percent of Total Deposits**	**Amount**	**Percent of Total Deposits**
	(dollars in thousands)			
Due through 1 year	$19,618	1.50%	$12,787	0.96%
After 1 but through 3 years	20,539	1.57%	35,124	2.65%
After 3 but through 5 years	—	—	5,071	0.38%
Total brokered and other wholesale deposits	$40,157	3.07%	$52,982	3.99%

For information regarding maturities of CD's greater than $100,000 please see Note 8 to the consolidated financial statements.

Borrowings

During 2001, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, issued $22.0 million of 30 year floating rate capital securities. The capital securities constitute guaranteed preferred beneficial interests in debentures issued by the Company. The debentures had an initial rate of 7.29% and a rate of 5.85% at December 31, 2001. The floating rate is based on the 3-month LIBOR plus 3.58% and is adjusted quarterly. The Company may call the debt at five years for a premium and at ten years at par, allowing the Company to retire the debt early if conditions are favorable. The Company used $8.0 million of the proceeds from the trust preferred offering to retire outstanding short-term debt and $9.0 million to repurchase 660,000 shares of its outstanding common stock per its stock repurchase program announced in August 2001.

The Company relies on FHLB advances to supplement its funding sources, and the FHLB serves as another source of long-term borrowings. In addition, the Company uses short-term borrowings from the FHLB when necessary. FHLB advances are secured by one-to-four family real estate mortgages and certain other assets. At December 31, 2001, the Company had FHLB advances of $40.0 million at an interest rate of 2.3%. At December 31, 2001 the maximum borrowing line from the FHLB was $224.7 million. Management anticipates that the Company will continue to rely on the same sources of funds in the future, and will use those funds primarily to make loans and purchase securities.

The details of short-term borrowings were as follows:

	Years Ended December 31,		
	2001	2000	1999
Short-term borrowings		(in thousands)	
Balance at year-end		$ 40,000	$83,700
Average balance during the year	$30,683	54,813	12,763
Maximum month-end balance during the year	62,600	101,000	83,700
Weighted average rate during the year	5.37%	6.62%	5.34%
Weighted average rate at December 31,	2.10	6.90	5.70

Interest Rate Sensitivity

The Company is exposed to interest rate risk, which is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income and expenses at different times or in different amounts. Generally, there are four sources of interest rate risk as described below:

Repricing risk—Generally, repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes affect an institution's assets and liabilities.

Basis risk—Basis risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different instruments with the same maturity.

Yield curve risk—Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same instrument.

Option risk—In banking, option risks are known as borrower options to prepay loans and depositor options to make deposits, withdrawals, and early redemptions. Option risk arises whenever bank products give customers the right, but not the obligation, to alter the quantity of the timing of cash flows.

The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk. The guidelines direct management to assess the impact of changes in interest rates upon both earnings and capital. The guidelines further provide that in the event of an increase in interest rate risk beyond preestablished limits, management will consider steps to reduce interest rate risk to acceptable levels.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is one standard tool for the measurement of the exposure to interest rate risk. The Company believes that because interest rate gap analysis does not address all factors that can affect earnings performance, and it should be used in conjunction with other methods of evaluating interest rate risk.

The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest-earning assets and interest-bearing liabilities at December 31, 2001. The amounts in the table are derived from the Company's internal data and are based upon regulatory reporting formats. Therefore, they may not be consistent with financial information appearing elsewhere herein that has been prepared in accordance with generally accepted accounting principles. The amounts could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawal of deposits and competition. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features, which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a substantial increase in market interest rates.

	Estimated Maturity or Repricing					
December 31, 2001	0-3 months	4-12 months	1-5 years	5-10 years	More than 10 years	Total
	(dollars in thousands)					
Interest-Earning Assets						
Interest-earning deposits	$ 9,361					$ 9,361
Securities	910	$ 1,165	$ 10,768	$16,268	$132,351	161,462
Loans:						
Business and commercial real estate	459,032	43,349	260,442	21,863	26,955	811,641
One- to four-family and owner-occupied residential real estate	74,008	47,168	117,806	6,138	12,393	257,513
Consumer	55,102	6,555	27,426	13,157	10,829	113,069
Total interest-earning assets	$598,413	$ 98,237	$ 416,442	$57,426	$182,528	$1,353,046
Noninterest-earning assets		17,774			127,474	145,248
Total assets	$598,413	$ 116,011	$ 416,442	$57,426	$310,002	1,498,294
Percent of total interest-earning assets	44.23%	7.26%	30.78%	4.24%	13.49%	100.00%
Interest-Bearing Liabilities						
Deposits:						
Money market checking	$131,290	$ 131,290	$ 131,289			$ 393,869
NOW accounts	30,825		123,299			154,124
Savings accounts	18,527			$18,527	$ 18,528	55,582
Time certificates of deposit	178,387	236,192	45,625			460,204
FHLB advances			40,000			40,000
Trust preferred obligations	22,000					22,000
Total interest-bearing liabilities	$381,029	$ 367,482	$$340,213	$18,527	$ 18,528	$1,125,779
Noninterest-bearing liabilities and equity	194,665		48,307		129,543	372,515
Total liabilities and equity	$575,694	$ 367,482	$ 388,520	$18,527	$148,071	$1,498,294
Interest-bearing liabilities as a percent of total interest-earning assets	28.16%	27.16%	25.14%	1.37%	1.37%	83.20%
Rate sensitivity gap	$217,384	$(269,245)	$ 76,229	$38,899	$164,000	$ 227,267
Cumulative rate sensitivity gap	217,384	(51,861)	24,368	63,267	227,267	
Rate sensitivity gap as a percentage of interest-earning assets	16.07%	(19.90)%	5.64%	2.87%	12.12%	16.80%
Cumulative rate sensitivity gap as a percentage of interest-earning assets	16.07%	(3.83)%	1.80%	4.68%	16.80%	

Interest Rate Sensitivity on Net Interest Income

A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used by the Company to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the simulation model as of December 31, 2001 the Company would expect an increase in net interest income of $600,000 and an increase in net interest income of $1.7 million if interest rates gradually decrease or increase, respectively, from current rates by 100 basis points over a twelve-month period. Based on the results of the simulation model as of December 31, 2000, the Company would expect a decrease in net interest income of $923,000 and a decrease in net interest income of $665,000 if interest rates gradually decrease or increase, respectively, from current rates by 100 basis points over a twelve-month period. The simulation analysis assumes rates on core deposits lag increases and decreases of interest rates, generally.

The following table sets forth the amounts of the changes in consolidated net interest income attributable to changes in volume and changes in interest rates for the Company. Changes attributable to the combined effect of volume and interest rates have been allocated proportionately to the changes due to volume and the changes due to interest rates.

	2001 Compared to 2000 Increase (Decrease) Due to			2000 Compared to 1999 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest Income[1]						
Loans:						
Commercial business	$ 832	$ (7,984)	$(7,152)	$ 9,710	$3,232	$12,942
One- to four-family residential	83	(1,071)	(988)	1,532	420	1,952
Five or more family residential and commercial properties	4,374	(946)	3,428	7,286	1,160	8,446
Consumer	640	(1,115)	(475)	1,052	638	1,690
Total loans	5,929	(11,116)	(5,187)	19,580	5,450	25,030
Securities	175	(76)	99	(92)	159	67
Interest-earning deposits with banks	799	(978)	(179)	349	252	601
Total interest revenue (TE)	$ 6,903	$(12,170)	$(5,267)	$19,837	$5,861	$25,698
Interest Expense						
Deposits:						
Certificates of deposit	$ 1,288	$ (3,067)	$(1,779)	$ 9,054	$3,667	$12,721
Savings accounts	108	(312)	(204)	15	(14)	1
Interest-bearing demand	1,640	(3,556)	(1,916)	755	1,287	2,042
Total interest on deposits	3,036	(6,935)	(3,899)	9,824	4,940	14,764
Federal Home Loan Bank advances	(1,259)	(681)	(1,940)	1,201	490	1,691
Other borrowings	536	(58)	478	425	5	430
Total interest expense	$ 2,313	$ (7,674)	$(5,361)	$11,450	$5,435	$16,885

TE = Taxable Equivalent

(1) Nonaccrual loans were included in their respective loan categories. Amortized net deferred loan fees were included in the interest income calculations. The amortization of net deferred loan fees was $1.8 million in 2001, $1.4 million in 2000, and $962,000 in 1999.

Income Tax

For the years ending December 31, 2001, 2000 and 1999, the Company recorded income tax provisions of $6.4 million, $5.2 million and $5.9 million, respectively.

Capital

The Company's shareholders' equity increased to $119.0 million at December 31, 2001, from $113.8 million at December 31, 2000 and $99.2 million at December 31, 1999. The increase is due primarily to net income for the year of $12.5 million, offset in part by the Company's repurchase of 660,000 shares of its outstanding common stock for a total consideration of $9.0 million. Shareholders' equity was 7.94%, 7.61%, and 8.02% of total assets at December 31, 2001, 2000 and 1999, respectively.

Banking regulations require bank holding companies to maintain a minimum "leverage" ratio of core capital to adjusted quarterly average total assets of at least 3%. At December 31, 2001, the Company's leverage ratio was 9.72% compared with 7.77% at December 31, 2000 and 8.46% at December 31, 1999. In addition, banking regulators have adopted risk-based capital guidelines, under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity and trust preferred obligations, less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. Regulatory minimum risk-based capital guidelines require Tier I capital of 4% of risk-adjusted assets and total capital (combined Tier I and Tier II) of 8% to be considered "adequately capitalized". The Company's Tier I and total capital ratios were 10.55% and 11.65%, respectively, at December 31, 2001, compared with 8.58% and 9.54%, respectively, at December 31, 2000.

Federal Deposit Insurance Corporation regulations set forth the qualifications necessary for a bank to be classified as "well capitalized", primarily for assignment of FDIC insurance premium rates. To qualify as "well capitalized," banks must have a Tier I risk-adjusted capital ratio of at least 6%, a total risk-adjusted capital ratio of at least 10%, and a leverage ratio of at least 5%. Failure to qualify as "well capitalized" can negatively impact a bank's ability to expand and to engage in certain activities. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements, and qualifies as "well capitalized" as defined by regulations. Applicable federal and Washington state regulations restrict capital distributions by institutions such as Columbia Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to distributions. The Company's ability to pay cash dividends is substantially dependent upon receipt of dividends from the Bank.

On May 15, 2001, the Company announced a 10% stock dividend payable on June 12, 2001, to shareholders of record on May 29, 2001. Average shares outstanding and net income per share for all periods presented have been retroactively adjusted to give effect to this transaction. On April 25, 2000, the Company announced a 10% stock dividend payable on May 24, 2000, to shareholders of record on May 10, 2000 and on April 28, 1999, the Company announced a 5% stock dividend payable on May 26, 1999, to shareholders of record on May 12, 1999.

During 2001, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, issued $22.0 million of 30 year floating rate capital securities. The capital securities constitute guaranteed preferred beneficial interests in debentures issued by the Company. The Company has used $8.0 million of the proceeds from the trust preferred offering to retire outstanding short-term debt and $9.0 million to repurchase 660,000 shares of its outstanding common stock per its stock repurchase program announced in August 2001. Under the stock repurchase program, the Company systematically purchased 660,000 of its outstanding shares of Common Stock, representing approximately 5% of the 13.1 million common shares outstanding at the time the repurchase program was announced.

Unregistered Securities Offerings

The Company has issued securities in unregistered offerings pursuant to state and federal exemptions from registration during prior years as follows. No underwriters were involved in any of these issuances. The proceeds from each of these offerings, if any, were used for working capital.

Management Restricted Stock Purchases

2001 Issuances. There were no management restricted stock purchases in 2001.

2000 Issuances. In 2000, the Company sold an aggregate of 50,000 shares of restricted common stock to four of its senior Executives, in return for a full recourse promissory note from each executive. These notes are due on or before the seventh anniversary of the note, for the full amount of the purchase price of the shares, with interest payable annually at the fixed rate of 5.87% per annum, the mid-term federal rate established by the Internal Revenue Service and effective in the month of December 2000. Specifically, the Company issued 15,000 shares each to Mr. Gallagher and Ms. Dressel in exchange for a $196,875 promissory note from each, and 10,000 shares each to Messrs. Russell and Whitney in exchange for a $131,250 promissory note from each. These issuances were exempt from registration pursuant to Section 4(2) of the Act.

Impact of Inflation and Changing Prices

The impact of inflation on the Company's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

Business Segment Information

The Company is managed along three major lines of business: commercial banking, retail banking, and real estate lending. The treasury function of the Company, although not considered a line of business, is responsible for the management of investments and interest rate risk. For a more detailed discussion of the Company's business segments and financial highlights by lines of business, see Note 16 to the consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

Quarterly financial information for the years ended December 31, 2001 and 2000 is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(in thousands, except per share amounts)				
2001					
Total interest income	$28,647	$27,115	$25,636	$23,174	$104,572
Total interest expense	14,378	12,744	10,666	8,579	46,367
Net interest income	14,269	14,371	14,970	14,595	58,205
Provision for loan losses	900	900	1,250	2,750	5,800
Noninterest income	3,325	3,854	4,159	6,113	17,451
Noninterest expense	11,932	13,158	12,711	13,153	50,954
Income before income tax	4,762	4,167	5,168	4,805	18,902
Provision for income tax	1,633	1,424	1,696	1,636	6,389
Net income	$ 3,129	$ 2,743	$ 3,472	$ 3,169	$ 12,513
Net income per common share:					
Basic	$ 0.24	$ 0.21	$ 0.27	$ 0.25	$ 0.97
Diluted	0.24	0.21	0.26	0.25	0.96
2000					
Total interest income	$24,813	$27,010	$28,348	$29,825	$109,996
Total interest expense	10,959	12,561	13,495	14,713	51,728
Net interest income	13,854	14,449	14,853	15,112	58,268
Provision for loan losses	900	900	900	7,100	9,800
Noninterest income	2,593	2,907	3,018	3,069	11,587
Noninterest expense	10,823	11,284	11,305	11,341	44,753
Income (loss) before income tax	4,724	5,172	5,666	(260)	15,302
Provision for income tax	1,628	1,781	1,947	(124)	5,232
Net income (loss)	$ 3,096	$ 3,391	$ 3,719	$ (136)	$ 10,070
Net income (loss) per common share:					
Basic	$ 0.24	$ 0.27	$ 0.29	$ (0.01)	$ 0.78
Diluted	0.24	0.26	0.28	(0.01)	0.76

QUARTERLY COMMON STOCK PRICES AND DIVIDEND PAYMENTS

The Company's common stock trades on The Nasdaq Stock Market under the symbol COLB. Price information generally appears daily in the Nasdaq National Market Issues section of *The Wall Street Journal* and in most major Pacific Northwest metropolitan newspapers. On December 31, 2001, the last sale price for the Company's stock in the over-the-counter market was $13.05.

The Company presently intends to retain earnings to support anticipated growth. Accordingly, the Company does not intend to pay cash dividends on its common stock in the foreseeable future. Please refer to the "Capital" section of the "Management Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 12 to the consolidated financial statements, contained elsewhere in this report, for regulatory capital requirements and restrictions on dividends to shareholders.

At January 31, 2002, the number of shareholders of record was 1,368. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

The following are high and low sales prices as reported in Nasdaq according to information furnished by the National Association of Securities Dealers. Prices do not include retail mark-ups, mark-downs or commissions. Effective April 9, 2001 Nasdaq required that all trades be completed in decimal format. The following high and low sales prices are presented in decimal format.

2001	High	Low
First quarter (1)	$14.94	$ 9.15
Second quarter	14.00	9.77
Third quarter	14.47	11.11
Fourth quarter	14.50	11.25
For the year	$14.94	$ 9.15

2000	High	Low
First quarter (1)(2)	$11.78	$ 9.30
Second quarter (1)	11.82	9.09
Third quarter (1)	12.96	10.97
Fourth quarter (1)	14.15	11.31
For the year	$14.15	$ 9.09

(1) Restated for a 10% stock dividend paid on June 12, 2001.

(2) Restated for a 10% stock dividend paid on May 24, 2000.

Effects of Governmental Monetary Policies

Profitability in banking depends on interest rate differentials. In general, the difference between the interest earned on a bank's loans, securities and other interest-earning assets and the interest paid on a bank's deposits and other interest-bearing liabilities are the major source of a bank's earnings. Thus, the earnings and growth of the Company are affected not only by general economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve System implements national monetary policy for such purposes as controlling inflation and recession by its open-market operations in United States government securities, control of the discount rate applicable to borrowings from the Federal Reserve and the establishment of reserve requirements against certain deposits. The actions of the Federal Reserve in these areas influence growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Company are not predictable.

Supervision and Regulation

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act") registered with and subject to examination by the Board of Governors of the Federal Reserve System ("FRB"). The Company's bank subsidiary is a Washington-state chartered commercial bank and is subject to examination, supervision, and regulation by the Washington State Department of Financial Institutions—Division of Banks ("Division"). The FDIC insures Columbia Bank's deposits and in that capacity also regulates Columbia Bank.

The Company's earnings and activities are affected by legislation, by actions of the FRB, the Division, the FDIC and other regulators, and by local legislative and administrative bodies and decisions of courts in Washington State. For example, these include limitations on the ability of Columbia Bank to pay dividends to the Company, numerous federal and state consumer protection laws imposing requirements on the making, enforcement, and collection of consumer loans, and restrictions by regulators on the sale of mutual funds and other uninsured investment products to customers.

Congress enacted major federal financial institution legislation in 1999. Title I of the Gramm-Leach-Bliley Act (the "GLB Act"), which became effective March 11, 2000, allows bank holding companies to elect to become financial holding companies. In addition to the activities previously permitted bank holding companies, financial holding companies may engage in non-banking activities that are financial in nature, such as securities, insurance, and merchant banking activities, subject to certain limitations. It is likely that the Company will utilize the new structure to accommodate an expansion of its products and services.

The activities of bank holding companies, such as the Company, that are not financial holding companies are generally limited to managing or controlling banks. A bank holding company is required to obtain the prior approval of the FRB for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Nonbank activities of a bank holding company are also generally limited to the acquisition of up to 5% of the voting shares and activities previously determined by the FRB by regulation or order to be closely related to banking, unless prior approval is obtained from the FRB.

The GLB Act also included the most extensive consumer privacy provisions ever enacted by Congress. These provisions, among other things, require full disclosure of the Company's privacy policy to consumers and mandate offering the consumer the ability to "opt out" of having non-public personal information disclosed to third parties. Pursuant to these provisions, the federal banking regulators have adopted privacy regulations. In addition, the states are permitted to adopt more extensive privacy protections through legislation or regulation.

Additional legislation may be enacted or regulations imposed to further regulate banking and financial services or to limit finance charges or other fees or charges earned in such activities. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings.

There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from banking subsidiaries or engage in certain other transactions with or involving those banking subsidiaries. With certain exceptions, federal law imposes limitations on, and requires collateral for, extensions of credit by insured depository institutions, such as Columbia Bank, and to their non-bank affiliates, such as the Company.

Subject to certain limitations and restrictions, a bank holding company, with prior approval of the FRB, may acquire an out-of-state bank. Banks in states that do not prohibit out-of-state mergers may merge with the approval of the appropriate federal banking agency. A state bank may establish a de novo branch out of state if such branching is expressly permitted by the other state.

Among other things, applicable federal and state statutes and regulations which govern a bank's activities relate to minimum capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and other aspects of its operations. The Division and the FDIC also have authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices.

Specifically with regard to the payment of dividends, there are certain limitations on the ability of the Company to pay dividends to its shareholders. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Various federal and state statutory provisions also limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. Additionally, depending upon the circumstances, the FDIC or the Division could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

Under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. The Company could be required to commit resources to its subsidiary banks in circumstances where it might not do so, absent such policy.

The Company and Columbia Bank are subject to risk-based capital and leverage guidelines issued by federal banking agencies for banks and bank holding companies. These agencies are required by law to take specific prompt corrective actions with respect to institutions that do not meet minimum capital standards and have defined five capital tiers, the highest of which is "well-capitalized."

Columbia Bank is required to file periodic reports with the FDIC and the Division and is subject to periodic examinations and evaluations by those regulatory authorities. These examinations must be conducted every 12 months, except that certain well-capitalized banks may be examined every 18 months. The FDIC and the Division may each accept the results of an examination by the other in lieu of conducting an independent examination.

In the liquidation or other resolution of a failed insured depository institution, deposits in offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including non-deposit claims, and claims of a parent company such as the Company. Such priority creditors would include the FDIC, which succeeds to the position of insured depositors.

The Company is also subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Securities Exchange Act of 1934.

The earnings of the Company are affected by general economic conditions and the conduct of monetary policy by the U.S. government.

EXECUTIVE OFFICERS AND EMPLOYEES

Executive Officers of the Company

The following table sets forth certain information about the executive officers of the Company.

Name	Age	Position	Has Served as an Officer of the Company Since
J. James Gallagher(1)	63	Director, Vice Chairman and Chief Executive Officer	1998
Melanie J. Dressel(2)	49	Director, President and Chief Operating Officer—the Company; President and Chief Executive Officer—Columbia Bank	1993
Donald L. Hirtzel(3)	55	Executive Vice President, Corporate Banking	2000
H. R. Russell(4)	47	Executive Vice President—Senior Credit Officer	1993
Gary R. Schminkey(5)	44	Executive Vice President and Chief Financial Officer	1993
Evans Q. Whitney(6)	58	Executive Vice President, Retail Banking	1993

(1) Mr. Gallagher assumed the position of Chief Executive Officer of the Company on January 1, 2000. Prior to that time and since July 1998, Mr. Gallagher served as Vice Chairman. From January 1994 until his appointment at Columbia, Mr. Gallagher was a principal of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C., a law firm headquartered in Tacoma, Washington, where he served as outside legal counsel for the Company. Mr. Gallagher, who is a former bank regulator, has over 30 years of experience as legal counsel to financial institutions throughout the Northwest.

(2) Ms. Dressel assumed the position of President and Chief Operating Officer of the Company and Chief Executive Officer of Columbia Bank on January 1, 2000. Prior to that time and since July 1998, Ms. Dressel served Columbia Bank as President and Chief Operating Officer and, since May 1997, as Executive Vice President. Prior to that time and since June 1993, Ms. Dressel served Columbia Bank as Senior Vice President—Private Banking. Ms. Dressel also served as Executive Vice President of the Company since May 1997. She became a Director of the Company in 1998. Ms. Dressel served as Senior Vice President and directed the private banking division of Puget Sound National Bank for nearly five years and was employed by the Bank of California for over 14 years.

(3) Mr. Hirtzel joined Columbia Bank as an Executive Vice President and Northern Region Manager in 2000. In 2001, he was appointed Executive Vice President, Corporate Banking with responsibilities for production of the commercial bank. Prior to joining Columbia Bank, Mr. Hirtzel was employed by US Bank as its Senior Vice President and Region Manager of Business Banking. A banker for 33 years, Mr. Hirtzel's career has included serving as a team leader of corporate banking in Bellevue, a region manager of business banking for Seattle and the Greater Eastside, an area executive for a group of branches, and a branch manager serving with Rainier Bank, Security Pacific Bank, West One Bank and US Bank through a series of mergers and acquisitions.

(4) Mr. Russell joined Columbia Bank as Senior Vice President—Commercial Loans in October 1993. He was appointed Executive Vice President—Senior Credit Officer for Columbia Bank in May 1997. Mr. Russell was employed by Puget Sound National Bank and its successor institution for nearly 14 years, having served as Vice President—Commercial Loan Officer from 1991 to 1993.

(5) Mr. Schminkey joined Columbia Bank as Vice President and Controller in March 1993. In 1994, he was appointed Senior Vice President—Chief Financial Officer of Columbia Bank and the Company and subsequently was appointed Executive Vice President—Chief Financial Officer in December 1998. Mr. Schminkey was employed by PSB, Puget Sound National Bank and its successor institution for nearly 10 years, having served from 1991 to 1993 as Assistant Vice President—Assistant Controller for PSB and during that same period as Vice President—Accounting and Finance for Puget Sound National Bank and its successor institution.

(6) Mr. Whitney joined Columbia Bank as Senior Vice President—Human Resources in March 1993. In July 1998, Mr. Whitney was appointed Executive Vice President—Retail Banking—for Columbia Bank and the Company. Mr. Whitney was employed by PSB and Puget Sound National Bank for nearly 27 years, having served as Senior Vice President—Human Resources for PSB and Puget Sound National Bank from 1991 to 1993.

All officers are elected by the Board of Directors and serve at the pleasure of the Board for an unspecified term.

Employees

At December 31, 2001, the Company had 580 full-time equivalent employees. The Company has placed a high priority on staff development. This development involves selective hiring and extensive training (including customer service training). New hires are selected on the basis of both technical skills and customer service capabilities. Emphasis has been placed upon hiring and retaining additional key officers in areas such as lending, administration and finance. None of the Company's employees are covered by a collective bargaining agreement with the Company, and management believes that its relationship with its employees is satisfactory.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Columbia Banking System, Inc.

We have audited the accompanying consolidated balance sheets of Columbia Banking System, Inc. and its subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbia Banking System, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Seattle, Washington
February 7, 2002

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000	1999
	(in thousands except per-share)		
Interest Income			
Loans	$ 97,650	$102,838	$77,807
Securities available for sale	5,596	5,650	5,619
Securities held to maturity	265	268	287
Deposits in other banks	1,061	1,240	639
Total interest income	104,572	109,996	84,352
Interest Expense			
Deposits	43,763	47,662	32,898
Federal Home Loan Bank advances	1,690	3,630	1,939
Trust preferred obligations	635		
Other borrowings	279	436	6
Total interest expense	46,367	51,728	34,843
Net Interest Income	58,205	58,268	49,509
Provision for loan losses	5,800	9,800	2,400
Net interest income after provision for loan losses	52,405	48,468	47,109
Noninterest Income			
Service charges and other fees	7,182	6,295	5,812
Mortgage banking	2,652	756	1,063
Merchant services fees	4,453	3,671	2,655
Gain on sale of securities available for sale, net	1,720		
Other	1,444	865	616
Total noninterest income	17,451	11,587	10,146
Noninterest Expense			
Compensation and employee benefits	26,826	22,778	19,789
Occupancy	7,563	6,092	6,520
Merchant processing	1,852	1,989	1,359
Advertising and promotion	1,763	1,602	1,712
Data processing	1,921	2,294	1,976
Taxes, licenses and fees	2,060	2,055	1,485
Other	8,969	7,943	6,803
Total noninterest expense	50,954	44,753	39,644
Income before income taxes	18,902	15,302	17,611
Provision for income taxes	6,389	5,232	5,941
Net Income	$ 12,513	$ 10,070	$11,670
Net Income Per Common Share:			
Basic	$ 0.97	$ 0.78	$ 0.91
Diluted	0.96	0.76	0.89
Average number of common shares outstanding	12,893	12,846	12,817
Average number of diluted common shares outstanding	13,068	13,170	13,120

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED BALANCE SHEETS

			December 31, 2001	December 31, 2000
			(in thousands)	
ASSETS				
Cash and due from banks			$ 57,628	$ 72,292
Interest-earning deposits with banks			9,361	48,153
Total cash and cash equivalents			66,989	120,445
Securities available for sale at fair value (amortized cost of $145,550 and $103,985 respectively)			144,465	103,287
Securities held to maturity (fair value of $8,024 and $7,501 respectively)			7,856	7,435
FHLB stock			9,141	8,539
Loans held for sale			29,364	14,843
Loans, net of unearned income of ($2,894) and ($3,043), respectively			1,170,633	1,192,520
Less: allowance for loan losses			14,734	18,791
Loans, net			1,155,899	1,173,729
Interest receivable			6,405	10,306
Premises and equipment, net			52,297	48,357
Real estate owned			197	1,291
Other			25,681	8,263
Total Assets			$1,498,294	$1,496,495
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits:				
Noninterest-bearing			$ 242,971	$ 232,247
Interest-bearing			1,063,779	1,094,776
Total deposits			1,306,750	1,327,023
Federal Home Loan Bank advances			40,000	40,000
Trust preferred obligations			21,367	
Other borrowings				4,500
Other liabilities			11,211	11,149
Total liabilities			1,379,328	1,382,672
Commitments and contingent liabilities (Note 14)				
Shareholders' equity:				
Preferred stock (no par value)				
Authorized, 2 million shares; none outstanding				
	December 31, 2001	December 31, 2000		
Common stock (no par value)				
Authorized shares	57,173	57,173		
Issued and outstanding	12,577	13,059	101,892	92,673
Retained earnings			17,779	21,649
Accumulated other comprehensive income (loss)—				
Unrealized losses on securities available for sale, net of tax			(705)	(499)
Total shareholders' equity			118,966	113,823
Total Liabilities and Shareholders' Equity			$1,498,294	$1,496,495

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock				
	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(in thousands)		
Balance at January 1, 1999	12,807	$ 68,612	$ 20,616	$ 338	$ 89,566
Comprehensive income:					
Net income			11,670		
Change in unrealized gains (losses) on securities available for sale, net of tax of $1,713				(3,325)	
Total comprehensive income					8,345
Issuance of stock under stock option and other plans	49	1,303			1,303
Issuance of shares of common stock—5% stock dividend		8,370	(8,370)		
Balance at December 31, 1999	12,856	$ 78,285	$ 23,916	($ 2,987)	$ 99,214
Comprehensive income:					
Net income			10,070		
Change in unrealized gains (losses) on securities available for sale, net of tax of $1,295				2,488	
Total comprehensive income					12,558
Issuance of stock under stock option and other plans	203	1,673			1,673
Tax benefits from exercise of stock options		378			378
Issuance of shares of common stock—10% stock dividend		12,337	(12,337)		
Balance at December 31, 2000	13,059	$ 92,673	$ 21,649	$ (499)	$113,823
Comprehensive income:					
Net income			12,513		
Less reclassification of net gains on securities available for sale included in net income, net of tax of $602				1,118	
Change in unrealized gains (losses) on securities available for sale, net of tax of $491				912	
Total comprehensive income					12,307
Issuance of stock under stock option and other plans	178	1,796			1,796
Issuance of shares of common stock—10% stock dividend		16,383	(16,383)		
Retirement of shares of common stock—Stock repurchase plan	(660)	(8,960)			(8,960)
Balance at December 31, 2001	12,577	$101,892	$ 17,779	($ 705)	$118,966

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999
		(in thousands)	
Operating Activities			
Net income	$ 12,513	$ 10,070	$ 11,670
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for loan losses	5,800	9,800	2,400
Deferred income tax expense (benefit)	1,374	(2,235)	(724)
(Gains) losses on real estate owned	(373)	224	4
Depreciation and amortization	1,520	1,923	2,270
Net realized (gains) losses on sale of assets	(1,693)	16	2
(Increase) decrease in loans held for sale	(14,521)	(9,364)	4,544
Decrease (increase) in interest receivable	3,901	(2,697)	(1,189)
Net changes in other assets and liabilities	(18,562)	3,444	(452)
Net cash (used) provided by operating activities	(10,041)	11,181	18,525
Investing Activities			
Proceeds from sales of securities available for sale	98,369		
Proceeds from maturities of securities available for sale	18,166	83	15,191
Purchase of securities available for sale	(66,998)	(19,215)	(8,150)
Proceeds from sales of mortgage-backed securities available for sale	10,376		
Proceeds from maturities of mortgage-backed securities available for sale	6,068	727	625
Purchase of mortgage-backed securities available for sale	(105,717)		
Proceeds from maturities of securities held to maturity	778	933	1,559
Purchases of securities held to maturity	(1,200)	(1,286)	(2,287)
Purchases of FHLB stock	(602)	(1,623)	(927)
Loans originated and acquired, net of principal collected	12,788	(145,113)	(220,761)
Purchases of premises and equipment	(8,863)	(12,556)	(5,324)
Proceeds from disposal of premises and equipment	1,447	15	10
Proceeds from sale of real estate owned	2,543	772	562
Other, net			(446)
Net cash used by investing activities	(32,845)	(177,263)	(219,948)
Financing Activities			
Net (decrease) increase in deposits	(20,273)	283,479	105,199
Net (decrease) increase in other borrowings	(4,500)	1,500	3,000
Proceeds from FHLB advances	40,000	40,000	83,700
Repayment of FHLB advances	(40,000)	(83,700)	(25,000)
Proceeds from trust preferred obligations	22,000		
Payment of trust preferred placement fee	(661)		
Tax benefits from exercise of stock options		378	
Repurchase of common stock	(8,960)		
Proceeds from issuance of common stock, net	1,796	1,673	1,303
Other, net	28		
Net cash (used) provided by financing activities	(10,570)	243,330	168,202
(Decrease) increase in cash and cash equivalents	(53,456)	77,248	(33,221)
Cash and cash equivalents at beginning of period	120,445	43,197	76,418
Cash and cash equivalents at end of period	$ 66,989	$ 120,445	$ 43,197
Supplemental information:			
Cash paid for interest	$ 48,871	$ 48,411	$ 33,734
Cash paid for income taxes	4,914	7,227	6,586
Noncash investing and financing activities:			
Loans foreclosed and transferred to real estate owned	$ 1,076	$ 1,024	$ 921

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2001

Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of banking services to small and medium-sized businesses, professionals and other individuals through banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in its service areas.

1. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements of the Company include the accounts of the corporation and its wholly owned subsidiary after the elimination of all material intercompany transactions and accounts.

Securities Available for Sale

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Unrealized gains and losses are recorded net of tax as "other comprehensive income (loss)" in the consolidated statements of shareholders' equity. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risk.

Securities Held to Maturity

Securities held to maturity are those securities that the Company has both the ability and intent to hold to maturity. Events that may be reasonably anticipated are considered when determining the Company's intent to hold investment securities until maturity. Securities held to maturity are carried at cost, and adjusted for amortization of premiums and accretion of discounts using a method that approximates the interest method.

Other than temporary declines in fair value are recognized as a reduction in current earnings. Gains and losses on the sale of all securities are determined using the specific identification method.

Loans

Loans are stated at their principal amount outstanding, less any unamortized discounts and deferred net loan fees. Loans held for sale are carried at the lower of cost or market value. The amount by which cost exceeds market for loans held for sale is accounted for as a valuation allowance, and changes in the allowance are included in the determination of net income in the period in which the change occurs.

The policy of the Company is to discontinue the accrual of interest on all loans past due 90 days or more and place them on nonaccrual status.

Loan Fee Income

Loan origination fees and direct loan origination costs are deferred and the net amount is recognized as an adjustment to yield over the contractual life of the related loans. Fees related to lending activities other than the origination or purchase of loans are recognized as noninterest income during the period the related services are performed.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be sufficient to absorb probable losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on a number of factors, including the level of nonperforming loans, loan loss experience, credit concentrations, a review of the quality of the loan portfolio, collateral values and uncertainties in economic conditions.

The Company reviews its consumer and residential loan portfolios by risk rating and analyzing their performance as a pool of loans since no single loan is individually significant or judged by its risk rating size or potential risk of loss. The Company evaluates commercial real estate and commercial business loans for impairment on an individual basis. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the terms of the loan. Factors involved in determining impairment include, but are not limited to, the financial condition of the borrower, value of the underlying collateral, and current economic conditions. The valuation of impaired loans is based on either the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price or on the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds either the present value of expected future cash flows or the value of the impaired loan's collateral when applicable, would be a specifically allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged-off.

Premises and Equipment

Land, buildings, leasehold improvements and equipment are carried at amortized cost. Buildings and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or lease terms. Gains or losses on dispositions are reflected in operations. Expenditures for improvements and major renewals are capitalized, and ordinary maintenance, repairs and small purchases are charged to operations as incurred.

Real Estate Owned

All real estate acquired in satisfaction of a loan is considered held for disposal and reported as "real estate owned." Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal. Cost at the time of foreclosure is defined as the fair value of the asset less estimated disposal costs.

Income Tax

The provision for income tax is based on income and expense reported for financial statement purposes, using the "asset and liability method" for accounting for deferred income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax assets for which it is more likely than not that the deferred tax asset will not be realized.

Earnings Per Share

Earnings per share (EPS) are computed using the weighted average number of common and diluted common shares outstanding during the period. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The only reconciling item affecting the calculation of earnings per share is the inclusion of stock options and restricted stock awards increasing the shares outstanding in diluted earnings per share of 175,000, 324,000, and 303,000 in 2001, 2000, and 1999, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in determining the level of the allowance for loan losses, carrying value of real estate owned, valuation allowance on deferred tax assets, depreciation of premises and equipment and others.

Statements of Cash Flows

For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold with maturities of 90 days or less.

Reclassifications

Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on net income.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. The Statement also establishes a new method of testing goodwill for impairment. The Company implemented SFAS No. 142 on January 1, 2002, resulting in the Company discontinuing the amortization of its goodwill. Management believes that the adoption of this Statement will not have a material impact on its financial condition or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which takes effect for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes the initial and subsequent accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will adopt SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 is not expected to materially impact the Company's consolidated results of operations, financial position or cash flows.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The new standard is effective for fiscal years beginning after December 15, 2001. The Company has adopted SFAS No. 144 as of January 1, 2002 and does not expect any material impact to its consolidated results of operations or financial condition.

2. Stock Dividend and Stock Split

On May 15, 2001, the Company announced a 10% stock dividend payable on June 12, 2001, to shareholders of record as of May 29, 2001. On April 25, 2000, the Company announced a 10% stock dividend payable on May 24, 2000, to shareholders of record as of May 10, 2000. On April 28, 1999, the Company announced a 5% stock dividend payable on May 26, 1999, to shareholders of record on May 12, 1999. Average shares outstanding, net income per share, and book value per share for all periods presented have been retroactively adjusted to give effect to these transactions.

3. Restrictions on Subsidiary Cash, Loans and Dividends

Columbia Bank is required to maintain reserve balances with the Federal Reserve Bank. The average required reserves for the year ended December 31, 2001 and 2000, were approximately $8.6 million and $9.1 million, respectively. The required reserves are based on specified percentages of the Bank's total average deposits, which are established by the Federal Reserve Board.

Under Federal Reserve regulations, Columbia Bank, generally, is limited as to the amount it may loan to the Company, to 10% of its capital stock and additional paid-in capital. Such loans must be collateralized by specified obligations.

Under Washington State banking regulations, Columbia Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank's net profits then on hand, less any required transfers to additional paid-in capital.

4. Securities

At December 31, 2001, the Company's securities portfolio included a private collateralized mortgage-backed obligation of $40 million. There were no other securities of any issuer, other than the U.S. Government and its agencies and corporations, which exceeded ten percent of shareholders' equity.

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting fair value of securities available for sale.

Securities Available for Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2001:				
U.S. Treasury & government agency	$ 14,152	$209	$ (215)	$ 14,146
Corporate securities	3,171		(67)	3,104
Mortgage-backed securities	98,231	66	(839)	97,458
State & municipal securities	28,996	184	(424)	28,756
Other securities	1,000	1		1,001
Total	$145,550	$460	$(1,545)	$144,465
December 31, 2000:				
U.S. Treasury & government agency	$ 74,458		$ (976)	$ 73,482
Corporate securities	15,615	$416		16,031
Mortgage-backed securities	9,313		(205)	9,108
State & municipal securities	4,599	67		4,666
Total	$103,985	$483	$(1,181)	$103,287
December 31, 1999:				
U.S. Treasury & government agency	$ 74,517	$ 7	$(3,902)	$ 70,622
Mortgage-backed securities	10,043		(627)	9,416
Corporate securities	994		(3)	991
Total	$ 85,554	$ 7	$(4,532)	$ 81,029

The Company sold $108.7 million of securities available for sale during 2001, realizing gains of $1.7 million. There were no sales of securities available for sale during the years ended December 31, 2000, and 1999.

At December 31, 2001 and 2000, securities available for sale with a fair value of $58.1 million and $29.3 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the amortized cost, fair value, and average yield of securities available for sale by contractual maturity groups:

	December 31, 2001		
	Amortized Cost	Fair Value	Yield
	(in thousands)		
U.S. Government Agency			
After 1 but through 5 years	$10,202	$10,227	4.76%
After 5 but through 10 years	396	410	6.29%
After 10 years	3,554	3,509	7.35%
Total	$14,152	$14,146	5.45%
Corporate Securities			
After 10 years	$ 3,171	$ 3,104	4.94%
Total	$ 3,171	$ 3,104	4.94%
Mortgage-Backed Securities (1)			
After 10 years	$98,231	$97,458	5.31%
Total	$98,231	$97,458	5.31%
State and Municipal Securities (2)			
After 1 but through 5 years	$ 488	$ 514	6.74%
After 5 but through 10 years	260	254	5.99%
After 10 years	28,248	27,988	6.98%
Total	$28,996	$28,756	6.97%
Other Securities			
After 10 years	$ 1,000	$ 1,001	9.37%
Total	$ 1,000	$ 1,001	9.37%

(1) The maturities reported for mortgage-backed securities are based on contractual maturities and principal amortization.

(2) Yields on fully taxable equivalent basis, based on a marginal tax rate of 35%.

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting fair value of securities held to maturity.

Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2001:				
State and municipal securities	$7,356	$165		$7,521
Corporate securities	500	3	—	503
Total	$7,856	$168	—	$8,024
December 31, 2000:				
State and municipal securities	$6,937	$ 64		$7,001
Corporate securities	498	2	—	500
Total	$7,435	$ 66	—	$7,501
December 31, 1999:				
State and municipal securities	$6,587	$ 12	$(54)	$6,545
Corporate securities	497	—	(2)	495
Total	$7,084	$ 12	$(56)	$7,040

The following table summarizes the amortized cost, fair value, and average yield of securities held to maturity by contractual maturity groups:

	December 31, 2001		
	Amortized Cost	Fair Value	Yield
	(in thousands)		
State and Municipal Securities (1)			
Due through 1 year	$ 757	$ 771	6.68%
After 1 but through 5 years	2,831	2,919	6.52%
After 5 but through 10 years	3,476	3,496	6.18%
After 10 years	292	335	9.51%
Total	$7,356	$7,521	6.49%
Corporate Securities			
Due through 1 year	$ 500	$ 503	6.77%
Total	$ 500	$ 503	6.77%

(1) Yields on fully taxable equivalent basis, based on a marginal tax rate of 35%.

There were no sales of securities held to maturity during the years ended December 31, 2001, 2000, and 1999.

5. Loans

The following is an analysis of the loan portfolio by major types of loans (net of unearned income):

	December 31, 2001	December 31, 2000
	(in thousands)	
Commercial business	$ 466,638	$ 496,125
Real estate:		
One- to four-family residential	52,852	55,922
Five or more family residential and commercial properties	432,419	428,884
Total real estate	485,271	484,806
Real estate construction:		
One- to four-family residential	20,693	33,548
Five or more family residential and commercial properties	91,080	74,451
Total real estate construction	111,773	107,999
Consumer	109,845	106,633
Subtotal	1,173,527	1,195,563
Less deferred loan fees, net and other	(2,894)	(3,043)
Total loans, net of unearned income	$1,170,633	$1,192,520
Loans held for sale	$ 29,364	$ 14,843

The following table summarizes certain information related to nonperforming loans:

	December 31, 2001	2000	1999
		(in thousands)	
Loans accounted for on a nonaccrual basis	$17,635	$12,506	$4,360
Restructured loans	716	1,136	187
Total nonperforming loans	$18,351	$13,642	$4,547
Originally contracted interest	$ 1,277	$ 599	$ 385
Less recorded interest	(645)	(133)	(191)
Reduction in interest income	$ 632	$ 466	$ 194

At December 31, 2001 and 2000, the recorded investment in impaired loans was $18.1 million and $12.9 million, respectively. The difference between total nonperforming loans and impaired loans are those homogeneous loans that are evaluated on a pooled basis. A specific allowance for loan losses was made for impaired loans of $1.3 million at December 31, 2001, and $7.0 million at December 31, 2000, while no specific allowance for loan losses for impaired loans was made for the year ended December 31, 1999. The average recorded investment in impaired loans for the periods ended December 31, 2001, 2000 and 1999 was $11.8 million, $5.8 million, and $4.5 million, respectively. Interest income recognized on impaired loans was $645,000 in 2001, and was an immaterial amount in 2000 and 1999.

At December 31, 2001 and 2000, there were no commitments for additional funds for loans accounted for on a nonaccrual basis.

At December 31, 2001 and 2000, the Company had no loans to foreign domiciled businesses or foreign countries, or loans related to highly leveraged transactions.

Substantially all of the Company's loans and loan commitments are geographically concentrated in its service areas of the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington.

The Company and its banking subsidiary have granted loans to officers and directors of the Company and related interests. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $17.0 million and $24.5 million at December 31, 2001 and 2000, respectively. During 2001, $7.0 million of new related party loans were made, loan balances of $1.0 million from departures were removed, and repayments totaled $13.5 million. During 2000, $3.9 million of new related party loans were made, and repayments totaled $4.5 million.

6. Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
	(in thousands)		
Balance at beginning of period	$ 18,791	$ 9,967	$ 9,002
Loans charged off	(10,048)	(1,778)	(1,619)
Recoveries	191	802	184
Net charge-offs	(9,857)	(976)	(1,435)
Provision charged to operating expense	5,800	9,800	2,400
Balance at end of period	$ 14,734	$18,791	$ 9,967

7. Premises and Equipment

The Company's executive offices and several loan and support departments were relocated to the "Columbia Bank Center" in downtown Tacoma in the second quarter of 2001. The Company leases space in the building as its major tenant. The operating lease agreement is for 62,105 square feet at $115,000 per month. With an expiration date of January 1, 2016, the lease agreement provides for two renewal options of five years each. The Company purchased the Broadway Plaza building in March of 2000, which prior to the opening of the Columbia Bank Center housed both its executive offices and the Main Office, currently known as the "Broadway Plaza Branch". Until additional space is needed, the Company intends to lease to others all floors of the five story, Broadway Plaza building except for the first floor where the Broadway Plaza Branch is located and some additional space on the 2nd and 4th floors.

As of December 31, 2001, the Company had a total of 32 branch offices, consisting of 11 offices in Tacoma, 4 offices in Puyallup, 3 offices in Auburn, 2 offices in Longview, 2 offices in Bellevue, one office in Woodland, one office in Federal Way, one office in Issaquah, one office in Kent, one office in Milton, one office in Fife, one office in Gig Harbor, one office in Port Orchard, one office in Bonney Lake, and one office in Olympia.

Land, buildings, and furniture and equipment, less accumulated depreciation and amortization, were as follows:

	December 31,	
	2001	2000
	(in thousands)	
Land	$ 12,066	$ 12,621
Buildings	33,365	31,086
Leasehold improvements	1,518	847
Furniture and equipment	20,071	15,990
Vehicles	239	234
Computer software	2,757	2,600
Total cost	70,016	63,378
Less accumulated depreciation and amortization	(17,719)	(15,021)
Total	$ 52,297	$ 48,357

Total depreciation and amortization expense on buildings and furniture and equipment was $3.4 million, $3.3 million, and $3.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, the Company is obligated under various noncancellable lease agreements for property and equipment (primarily for land and buildings) that require future minimum rental payments, exclusive of taxes and other charges, as follows:

Year Ending December 31,	(in thousands)
2002	$ 2,480
2003	2,456
2004	2,369
2005	2,379
2006 and thereafter	20,361
Total minimum payments	$30,045

Total rental expense on buildings and equipment was $2.1 million, $1.1 million, and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

8. Deposits

Year-end deposits are summarized in the following table:

	Years Ended December 31,		
	2001	2000	1999
		(in thousands)	
Demand and other noninterest-bearing	$ 242,971	$ 232,247	$ 181,716
Interest-bearing demand	154,124	116,653	100,680
Money market	393,869	300,462	296,246
Savings	55,582	45,981	45,577
Certificates of deposit less than $100,000	255,638	358,074	268,755
Certificates of deposit greater than $100,000	204,566	273,606	150,570
Total	$1,306,750	$1,327,023	$1,043,544

The following table shows the amount and maturity of certificates of deposit that had balances of more than $100,000:

	December 31, 2001
	(in thousands)
Remaining maturity	
3 months and under	$ 82,746
Over 3 through 6 months	48,995
Over 6 through 12 months	47,141
Over 12 months	25,684
Total	$204,566

9. Federal Home Loan Bank Advances, Long-term Debt, and Trust Preferred Obligations

The Company had Federal Home Loan Bank (FHLB) advances of $40.0 million at both December 31, 2001 and 2000. At year-end 2001, the Company held $21.4 million in trust preferred obligations. The Company had no other long-term debt at December 31, 2001, as compared to other long-term debt of $4.5 million at December 31, 2000.

FHLB advances, trust preferred obligations and long-term debt are at the following interest rates:

	December 31,	
	2001	2000
	(dollars in thousands)	
8.50		$ 4,500
6.90		40,000
5.85	$21,367	
2.30	40,000	
Total	$61,367	$44,500

Aggregate maturities of FHLB advances, trust preferred obligations and long-term debt due in years ending after December 31, 2001, are as follows:

	Amount
	(in thousands)
2003	$40,000
After 29 years	21,367

FHLB advances are collateralized by a blanket pledge of residential real estate loans with a recorded value of approximately $48.2 million at both December 31, 2001 and 2000. Penalties are generally required for prepayments of certain long-term FHLB advances.

During 2001, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, issued $22.0 million of 30 year floating rate capital securities. The capital securities constitute guaranteed preferred beneficial interests in debentures issued by the Company. The debentures had an initial rate of 7.29% and are at a rate of 5.85% at December 31, 2001. The floating rate is based on the 3-month LIBOR plus 3.58% and is adjusted quarterly. The Company may call the debt at five years for a premium and at ten years at par, allowing the Company to retire the debt early if conditions are favorable. The Company has used $8.0 million of the proceeds from the trust preferred offering to retire outstanding short-term debt and $9.0 million to repurchase 660,000 shares of its outstanding common stock per its stock repurchase program announced in August 2001.

10. Income Tax

The components of income tax expense are as follows:

	Years Ended December 31,		
	2001	2000	1999
		(in thousands)	
Current	$5,015	$ 7,467	$6,665
Deferred (benefit)	1,374	(2,235)	(724)
Total	$6,389	$ 5,232	$5,941

Significant components of the Company's deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	December 31,	
	2001	2000
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 5,308	$ 6,667
Unrealized loss on investment securities available for sale	380	244
Supplemental executive retirement plan	72	
Total deferred tax assets	5,760	6,911
Deferred tax liabilities:		
FHLB stock dividends	(1,516)	(1,305)
Depreciation	(413)	(518)
Other		(19)
Total deferred tax liabilities	(1,929)	(1,842)
Net deferred tax assets	$ 3,831	$ 5,069

A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows:

	Years ended December 31,					
	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
			(dollars in thousands)			
Income tax based on statutory rate	$6,616	35%	$5,356	35%	$6,161	35%
Increase (reduction) resulting from:						
Tax credits	(129)	(1)	(127)	(1)	(68)	(0)
Tax exempt instruments	(316)	(1)				
Change in effective graduated tax rate					(173)	(1)
Other nondeductible items	218	1	3	0	21	0
Income tax	$6,389	34%	$5,232	34%	$5,941	34%

11. Stock Options

The Company has a stock option plan ("the Plan") to provide additional incentives to employees and directors thereby helping to attract and retain the best available personnel. The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan since the exercise price of all options has been equal to the fair value of the Company's stock at the grant date. At December 31, 2001, a maximum of 1,523,837 option shares were authorized under the Plan, of which 1,497,986 were granted, 550,022 have been exercised, 144,739 have been terminated, and 170,590 were available for future grants. Generally, stock options vest three years after the date of grant and are exercisable for a five-year period after vesting.

At December 31, 2001 and 2000, the Company had stock options outstanding of 803,225 shares and 898,896 shares, respectively, for the purchase of common stock at option prices ranging from $1.93 to $20.46 per share. The Company's policy is to recognize compensation expense at the date the options are granted based on the difference, if any, between the then market value of the Company's common stock and the stated option price.

The following table outlines the stock option activity for 2001, 2000 and 1999:

	Number of Option Shares	Weighted-Average Price of Option Shares	Weighted-Average Issue Date Fair Value
		(in thousands)	
Balance at January 1, 1999	753,666	$ 8.16	
Granted	113,231	12.67	$5.43
Exercised	(35,961)	5.29	
Terminated	(12,388)	11.36	
Balance at December 31, 1999	818,548	8.85	
Granted	246,914	11.84	6.16
Exercised	(141,688)	4.60	
Terminated	(24,878)	12.71	
Balance at December 31, 2000	898,896	10.21	
Granted	78,370	13.35	6.74
Exercised	(161,220)	5.29	
Terminated	(12,821)	10.93	
Balance at December 31, 2001	803,225	$11.47	
Total Vested at December 31, 2001	411,356	$10.63	

Financial data pertaining to outstanding stock options were as follows:

December 31, 2001					
Ranges of Exercise Prices	Number of Option Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price of Option Shares	Number of Exercisable Option Shares	Weighted-Average Exercise Price of Exercisable Option Shares
$ 1.93 – $ 2.05	17,304	0.1 years	$ 1.93	17,304	$ 1.93
2.06 – 4.09	1,730	2.0	2.32	1,730	2.32
4.10 – 6.14	77,722	0.7	5.04	77,722	5.04
6.15 – 8.18	115,426	3.5	7.62	115,426	7.62
8.19 – 10.23	40,024	5.9	9.12	40,024	9.12
10.24 – 12.28	258,173	6.5	11.69	28,262	11.00
12.29 – 14.32	170,459	5.6	13.15	21,921	13.90
14.33 – 16.37	35,351	4.6	14.64	21,931	14.56
18.41 – 20.46	87,036	4.4	20.27	87,036	20.27
	803,225	4.8 years	$11.47	411,356	$10.63

Had compensation cost for the Company's Plan been determined based on the fair value at the option grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands except per share)		
Net income attributable to common stock:			
As reported	$12,513	$10,070	$11,670
Pro forma	11,950	9,685	11,299
Net income per common share:			
Basic:			
As reported	$ 0.97	$ 0.78	$ 0.91
Pro forma	0.93	0.75	0.88
Diluted:			
As reported	$ 0.96	$ 0.76	$ 0.89
Pro forma	0.91	0.74	0.86

The fair value of options granted under the Company's stock option plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999; expected volatility of 44.54% in 2001, 46.56% in 2000, and 42.00% in 1999; risk-free rates of 4.84% for 2001, 5.23% for 2000, and 5.79% for 1999; no annual dividend yields; and expected lives of five years for fiscal year 1999, and six years for fiscal years 2000, and 2001.

The Company periodically grants restricted stock awards to its named executives. The purpose of such awards is to reward the executives for prior service to the Company and to incent such executives to continue to serve the Company in the future. In each case, the awards provide for the immediate issuance of shares of Company common stock to the executive, with such shares held in escrow until the executive meets certain conditions. In 1998, the Company granted restricted stock awards of 43,313 shares to certain of its named executives. The fair values of the restricted stock awards are amortized over a 5-year period. Amortization expense was approximately $363,000, $343,000, and $330,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

12. Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations) and of Tier 1 capital to average assets (as defined in the regulations). Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized Columbia Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed Columbia Bank's category. The Company's and Columbia Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to risk-weighted assets)						
The Company	$155,724	11.65%	$106,921	8.0%	N.A.	N.A.
Columbia Bank	148,210	11.15%	106,366	8.0%	$132,957	10.0%
Tier 1 Capital (to risk-weighted assets)						
The Company	140,990	10.55%	53,460	4.0%	N.A.	N.A.
Columbia Bank	133,476	10.04%	53,183	4.0%	79,774	6.0%
Tier 1 Capital (to average assets)						
The Company	140,990	9.72%	58,018	4.0%	N.A.	N.A.
Columbia Bank	133,476	9.29%	57,465	4.0%	71,832	5.0%
As of December 31, 2000:						
Total Capital (to risk-weighted assets)						
The Company	$127,051	9.5%	$106,537	8.0%	N.A.	N.A.
Columbia Bank	130,445	9.8%	106,412	8.0%	$133,014	10.0%
Tier 1 Capital (to risk-weighted assets)						
The Company	114,260	8.6%	53,268	4.0%	N.A.	N.A.
Columbia Bank	117,654	8.8%	53,206	4.0%	79,809	6.0%
Tier 1 Capital (to average assets)						
The Company	114,260	7.8%	58,849	4.0%	N.A.	N.A.
Columbia Bank	117,654	8.0%	58,796	4.0%	73,495	5.0%

13. Employee Benefit Plan

The Company maintains a defined contribution plan that allows employees to contribute up to 15% of their compensation to the plan. Employees who are at least 20 ½ years of age and have completed six months of service are eligible to participate in the plan. The Company is required to match 50% of employee contributions up to 3% of each employee's total compensation. The Company contributed approximately $371,000, $376,000, and $316,000 in matching funds to the plan during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company's defined contribution plan provides for a nonmatching, discretionary contribution as determined annually by the Board of Directors of the Company. The Company's discretionary contributions were approximately $888,000, $827,000, and $721,000 for the years ended 2001, 2000, and 1999, respectively.

The Company maintains an "Employee Stock Purchase Plan" ("ESPP"). The Plan was amended by the Board of Directors on January 26, 2000. Under the amended plan, substantially all employees of the Company are eligible to participate in the ESPP. The amended plan provides for offerings every six months at which time Common Stock is issued for cash at a price of the lower of 90% of the fair market value of the stock at the beginning or end of the offering period. Prior to being amended, the ESPP provided for quarterly offerings with a purchase price of 90% of the fair market value of the Common Stock at the end of the offering period. The new offering period took effect March 1, 2000, with a short period starting March 1, 2000 and ending June 30, 2000, and a full six-month offering period beginning July 1, 2000. The first full twelve month offering period corresponded with the 2001 fiscal year. Under the ESPP, employees acquired 20,823 shares for approximately

$234,000 in 2001. There is no charge to income as a result of issuance of stock under this plan. The discount offered to employees approximates the cost of raising capital and does not have a material effect on net income and earnings per share. At December 31, 2001, 56,782 shares of common stock were available for issuance under this plan.

During the year, the Company implemented a supplemental executive retirement plan (SERP) for five of the top executive officers to provide retirement benefits. The SERP is unsecured and unfunded and there are no program assets. Columbia has purchased life insurance on the above executives and intends to use the cash values of the policies to fund the SERP retirement obligations. Associated with the SERP benefit is a death benefit for each executive's beneficiaries. Beneficiaries are entitled to a split dollar share of proceeds from life insurance policies purchased by the Company. The Company had expenses of $206,000 during 2001 in connection with this program. The projected benefit obligation will be accrued over the estimated remaining term of employment. The maximum projected benefit obligation is $8.8 million at year-end 2001, and has been determined by an independent actuarial firm using Income Tax Regulation 1.72-9, "Table 1 Ordinary Life Annuities", for the mortality assumptions and a discount rate of 7.00% in accordance with SFAS No. 87. Additional assumptions and features of the plan are a normal retirement age of 65 and a 2% annual cost of living benefit adjustment.

Also in 2001, a long-term care program for directors was implemented, which provides benefits in the event those individuals become chronically ill. The coverage is for a period of three years up to a lifetime, depending on the age of the director, and the amount of the benefit is based on the director's years of service with the Company after the inception of the long-term care program. The Company paid a one-time premium of $21,000 in 2001 for the long-term care policies.

During the year, the Company purchased $16.3 million of "Bank Owned Life Insurance" (BOLI) in connection with the above SERP and long-term care benefit programs.

14. Commitments and Contingent Liabilities

In the normal course of business, the Company makes loan commitments (unfunded loans and unused lines of credit) and issues standby letters of credit to accommodate the financial needs of its customers. Standby letters of credit commit the Company to make payments on behalf of customers under specified conditions. Historically, no significant losses have been incurred by the Company under standby letters of credit. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies, including the obtaining of collateral, where appropriate. At December 31, 2001 and 2000, the Company's loan commitments amounted to $413.5 million and $349.5 million, respectively. Standby letters of credit were $12.3 million and $8.3 million at December 31, 2001 and 2000, respectively. In addition, commitments under commercial letters of credit used to facilitate customers' trade transactions amounted to $1.7 million and $7,900 at December 31, 2001 and 2000, respectively.

The Company and its subsidiary are from time to time defendants in and are threatened with various legal proceedings arising from their regular business activities. Management, after consulting with legal counsel, is of the opinion that the ultimate liability, if any, resulting from these pending or threatened actions and proceedings will not have a material effect on the financial position or results of operations of the Company and its subsidiary.

15. Fair Value of Financial Instruments

The following table summarizes carrying amounts and estimated fair values of selected financial instruments as well as assumptions used by the Company in estimating fair value:

	Assumptions Used in Estimating Fair Value	December 31, 2001 Carrying Amount	2001 Fair Value	2000 Carrying Amount	2000 Fair Value
		(in thousands)			
Assets					
Cash and due from banks	Approximately equal to carrying value	$ 57,628	$ 57,628	$ 72,292	$ 72,292
Interest-earning deposits with banks	Approximately equal to carrying value	9,361	9,361	48,153	48,153
Securities available for sale	Quoted market prices	144,465	144,465	103,287	103,287
Securities held to maturity	Quoted market prices	7,856	8,024	7,435	7,501
Loans held for sale	Approximately equal to carrying value	29,364	29,419	14,843	14,843
Loans	Discounted expected future cash flows, net of allowance for loan losses	1,170,633	1,272,019	1,173,729	1,293,828
Liabilities					
Deposits	Fixed-rate certificates of deposit: Discounted expected future cash flows All other deposits: Approximately equal to carrying value	$1,306,750	$1,308,994	$1,327,023	$1,332,665
Federal Home Loan Bank advances	Discounted expected future cash flows	40,000	39,994	40,000	39,981
Trust preferred obligations	Discounted expected future cash flows	21,367	21,368		
Other borrowings	Discounted expected future cash flows			4,500	4,500

Off-Balance-Sheet Financial Instruments

The fair value of commitments, guarantees and letters of credit at December 31, 2001, approximates the recorded amounts of the related fees, which are not material. The fair value is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements.

16. Business Segment Information

The Company is managed along three major lines of business: commercial banking, retail banking, and real estate lending. The treasury function of the Company, although not considered a line of business, is responsible for the management of investments and interest rate risk.

The principal activities conducted by commercial banking are the origination of commercial business loans and private banking services. Retail banking includes all deposit products, with their related fee income, and all consumer loan products as well as commercial loan products offered in the Company's branch offices. Real estate lending offers single-family residential, multi-family residential, and commercial real estate loans, and the associated loan servicing activities.

Prior to 1999, the Company was managed as one segment, not by discrete operating segments. With the appointment of new executive officers in 1999, the Company began reviewing financial performance along the three major lines described above. The Executive Management Committee, which is the senior decision making group of the Company, is comprised of six members including the Vice Chairman and Chief Executive Officer, the President and Chief Operating Officer, and four Executive Vice Presidents.

The Company generates segment results that include balances directly attributable to business line activities. Overhead and other indirect expenses are not allocated to the major lines of business. The Company's Executive Management Committee manages the major lines collectively, since in the opinion of management, all the lines are interrelated.

The financial results of each segment were derived from the Company's general ledger system. Since the Company is not specifically organized around lines of business, most reportable segments comprise more than one operating segment. Expenses incurred directly by sales and back office support functions are not allocated to the major lines of business.

Since SFAS No. 131 requires no segmentation or methodology standardization, the organizational structure of the Company and its business line financial results are not necessarily comparable across companies. As such, the Company's business line performance may not be directly comparable with similar information from other financial institutions.

Financial highlights by lines of business:

Condensed Statement of Operations:

	Year Ended December 31, 2001				
	Commercial Banking	Retail Banking	Real Estate Lending	Other	Total
			(in thousands)		
Net interest income after provision for loan loss	$ 11,294	$ 33,237	$ 12,792	$ (4,918)	$ 52,405
Other income	687	4,909	2,677	9,178	17,451
Other expense	(2,711)	(17,525)	(2,470)	(28,248)	(50,954)
Contribution to overhead and profit	$ 9,270	$ 20,621	$ 12,999	$ (23,988)	18,902
Income taxes					(6,389)
Net income					$ 12,513
Total assets	$338,339	$586,767	$339,175	$234,013	$1,498,294

	Year Ended December 31, 2000				
	Commercial Banking	Retail Banking	Real Estate Lending	Other	Total
			(in thousands)		
Net interest income after provision for loan loss	$ 9,759	$ 42,606	$ 5,917	$ (9,814)	$ 48,468
Other income	638	4,272	767	5910	11,587
Other expense	(2,356)	(16,010)	(2,052)	(24,335)	(44,753)
Contribution to overhead and profit	$ 8,041	$ 30,868	$ 4,632	$ (28,239)	15,302
Income taxes					(5,232)
Net income					$ 10,070
Total assets	$337,193	$637,825	$322,648	$198,829	$1,496,495

	Year Ended December 31, 1999				
	Commercial Banking	Retail Banking	Real Estate Lending	Other	Total
			(in thousands)		
Net interest income after Provision for loan loss	$ 9,925	$ 30,979	$ 7,377	$ (1,172)	$ 47,109
Other income	522	3,847	1,114	4,663	10,146
Other expense	(2,445)	(13,112)	(1,882)	(22,205)	(39,644)
Contribution to overhead and profit	$ 8,002	$ 21,714	$ 6,609	$ (18,714)	17,611
Income taxes					(5,941)
Net income					$ 11,670
Total assets	$369,390	$479,272	$266,051	$122,444	$1,237,157

17. Parent Company Financial Information

Condensed Statement of Operations—Parent Company Only

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Income			
Interest on loans	$ 57	$ 23	$ 21
Interest on securities available for sale	48		57
Dividend from bank subsidiary		2,000	
Interest-earning deposits:			
Unrelated banks	101	13	128
Other	53	10	
Total Income	259	2,046	206
Expense			
Compensation and employee benefits	673	348	318
Trust preferred obligations	635		
Other interest expense	279	436	1
Other	687	739	312
Total Expenses	2,274	1,523	631
Income (loss) before income tax benefit and equity in undistributed net income of subsidiary	(2,015)	523	(425)
Income tax expense (benefit)	(705)	(517)	(145)
Income (loss) before equity in undistributed net income of subsidiary	(1,310)	1,040	(280)
Equity in undistributed net income of subsidiary	13,823	9,030	11,950
Net Income	$12,513	$10,070	$11,670

Condensed Balance Sheet—Parent Company Only

	December 31,	
	2001	2000
	(in thousands)	
Assets		
Cash and due from subsidiary bank	$ 885	$ 301
Interest-earning deposits with unrelated banks	808	292
Total cash and cash equivalents	1,693	593
Securities available for sale	5,037	
Loans	656	1,016
Investment in bank subsidiary	132,878	117,155
Other assets	387	1,317
Total Assets	$140,651	$120,081
Liabilities and Shareholders' Equity		
Trust preferred obligations	$ 21,367	
Other borrowed funds		$ 4,500
Other liabilities	318	1,758
Total liabilities	21,685	6,258
Shareholders' equity	118,966	113,823
Total Liabilities and Shareholders' Equity	$140,651	$120,081

Condensed Statement of Cash Flows—Parent Company Only

	Years ended December 31, 2001	2000	1999
	(in thousands)		
Operating Activities			
Net income	$ 12,513	$10,070	$ 11,670
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Equity in undistributed earnings of subsidiary	(13,823)	(9,030)	(11,950)
Provision for depreciation and amortization	14	14	12
Net changes in other assets and liabilities	(455)	1,490	129
Net cash (used) provided by operating activities	(1,751)	2,544	(139)
Investing Activities			
Purchase of securities available for sale	(5,212)		
Proceeds from maturities of securities available for sale			6,000
Loans originated or acquired, net of principal collected	360	(656)	
Contribution of capital—bank subsidiary, net	(2,000)	(5,000)	(12,980)
Other, net			(1,050)
Net cash used by investing activities	(6,852)	(5,656)	(8,030)
Financing Activities			
Proceeds from other borrowings		1,500	3,000
Payment of other borrowings	(4,500)		
Proceeds from trust preferred obligations	22,000		
Payment of trust preferred placement fee	(661)		
Tax benefits from exercise of stock options		378	
Proceeds from issuance of common stock	1,796	1,673	1,303
Repurchase of common stock	(8,960)		
Other, net	28		
Net cash provided by financing activities	9,703	3,551	4,303
Increase (decrease) in cash and cash equivalents	1,100	439	(3,866)
Cash and cash equivalents at beginning of period	593	154	4,020
Cash and cash equivalents at end of period	$ 1,693	$ 593	$ 154

ANNUAL REPORT ON FORM 10-K

Securities and Exchange Commission
Washington, DC 20549
Form 10-K
Annual Report pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001
Commission File Number 0-20288

Columbia Banking System, Inc.
Incorporated in the State of Washington
IRS Employer Identification Number: 91-1422237
Address: 1301 "A" Street
P.O. Box 2156
Tacoma, Washington 98401-2156
Telephone: (253) 305-1900

Columbia (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Disclosures of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Columbia's knowledge, in the definitive Proxy Statements incorporated by reference in Part III of this Form 10-K, or any amendment of this Form 10-K.

Certain information has been incorporated by reference as described herein into Part III of this report from Columbia's Proxy Statement for the 2002 Annual Meeting of Shareholders..

10-K CROSS REFERENCE INDEX

This Annual Report and Form 10-K incorporate into a single document the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2001 results. Only those sections of the Annual Report referenced in the following cross-reference index are incorporated into the Form 10-K.

Form 10-K

Part and Item No.	Caption	Annual Report Page Number	Proxy Statement Page Number*
Part I			
Item 1	Business	1-5, 29-30, 32, 42 (Note 4), 47 (Note 8), 51 (Note 12), 55 (Note 16)	
Item 2	Properties	46 (Note 7)	
Item 3	Legal Proceedings	53 (Note 14)	
Item 4	Submission of Matters to a Vote of Security Holders	Not Applicable	
Part II			
Item 5	Market for the Registrant's Common Stock and Related Stockholder Matters	26, 28	
Item 6	Selected Financial Data	6-9	
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	10-26	
Item 7a	Quantitative and Qualitative Disclosures About Market Risk	22-25	
Item 8	Financial Statements and Supplementary Data	34-37, 27	
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not Applicable	
Part III			
Item 10	Directors and Executive Officers of the Registrant	31-32	5-7
Item 11	Executive Compensation *		14
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters		4-5
Item 13	Certain Relationships and Related Transactions		17-18
Part IV			
Item 14	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	61	

* The Compensation Committee Report on Executive Compensation, the Stock Performance Graph and the Audit Committee Report are not incorporated into this Form 10-K Annual Report on reference.

Exhibits and Reports on Form 8-K

Exhibits:

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed with this Form 10-K Annual Report through incorporation by reference:

- Columbia's Restated Articles of Incorporation
- Columbia's Restated Bylaws
- Material Contracts, including certain compensatory plans and agreements
- Subsidiary of the Company
- Powers of Attorney of Directors Devine, Dressel, Fabulich, Fine, Folsom, Halleran, Hulbert, Matson, Rodman, Snyder, Weyerhaeuser, and Will.

A more detailed exhibit index has been filed with the SEC. Stockholders may obtain copies of that index, or any of the documents on that index by writing to Columbia Banking System, Inc., Investor Relations, P.O. Box 2156, MS 8300, Tacoma, WA 98401-2156

Reports on Form 8-K:

On November 27, 2001 the Company filed an 8-K dated November 13, 2001 announcing completion of its stock repurchase program originally announced on August 9, 2001.

Independent Auditors

Deloitte & Touche LLP

Transfer Agent and Registrar

American Stock Transfer & Trust Company

Market Makers

Dain Rauscher, Inc.
Hoefer & Arnett, Inc.
Keefe, Bruyette & Woods, Inc.
Knight Securities LP
NDB Capital Markets Corp.
Spear, Leeds & Kellogg Capital Markets

Regulatory and Securities Counsel

Davis Wright Tremaine, LLP

Annual Meeting

Best Western Executive Inn
5700 Pacific Highway East
Fife, Washington
Tuesday, April 2, 2002
1:00 p.m.

Stock Listing

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market^{sm} under the symbol: COLB.

Financial Information

Columbia news and financial results are available through the Internet and mail.

Internet: For information about Columbia, including news and financial results, product information and service locations, access our home page on the *World Wide Web*, at *http://www.columbiabank.com*. You can also view or retrieve copies of Columbia's financial reports on the Internet by connecting to *http://www.sec.gov*.

Immediate access to the Company's quarterly earnings news release via the Internet is provided by *Company News on Call* at *http://www.prnewswire.com*.

Mail: At your request, we will mail you our quarterly earnings news release, quarterly financial data on Form 10-Q and additional annual reports. To be added to Columbia's mailing list for quarterly earnings news releases, or to request other information, please contact:

Jo Anne Coy
Vice President,
Marketing Director
P.O. Box 2156, MS 8300
Tacoma, WA 98401-2156
Tel (253) 305-1965
Fax (253) 305-0317
E-Mail: *jcoy@columbiabank.com*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 13th day of February 2002.

COLUMBIA BANKING SYSTEM, INC.
(Registrant)

By: /s/ J. JAMES GALLAGHER
J. James Gallagher
Vice Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the 13th day of February 2002.

Principal Executive Officer:

By: /s/ J. JAMES GALLAGHER
J. James Gallagher
Vice Chairman and
Chief Executive Officer

Principal Financial Officer:

/s/ GARY R. SCHMINKEY
Gary R. Schminkey
Executive Vice President and
Chief Financial Officer

J. James Gallagher, pursuant to a power of attorney that is being filed with the Annual Report on Form 10-K, has signed this report on February 13, 2002 as attorney in fact for the following directors who constitute a majority of the Board.

[Richard S. DeVine]	[Thomas M. Hulbert]
[Melanie J. Dressel]	[Thomas L. Matson]
[Jack Fabulich]	[Donald Rodman]
[Jonathan Fine]	[Sidney R. Snyder]
[John P. Folsom]	[William T. Weyerhaeuser]
[John Halleran]	[James M. Will]

/s/ J. JAMES GALLAGHER
J. James Gallagher
Attorney-in-fact

February 13, 2002

Columbia Banking System, Inc. Board of Directors

Richard S. Devine
President
Chinook Resources, Inc.

Melanie J. Dressel
President & Chief Operating Officer
Columbia Banking System, Inc.,
President & Chief Executive Officer
Columbia Bank

Jack Fabulich
Honorary Chairman of Parker
Paint Manufacturing, Inc.
Commissioner
Port of Tacoma

Jonathan Fine
Chief Executive Officer
United Way of
King County

John P. Folsom
President and
Chief Executive Officer
Brown & Brown, Inc.

J. James Gallagher
Vice Chairman and
Chief Executive Officer
Columbia Banking System, Inc.

John A. Halleran
Private Investor

Thomas M. Hulbert
President and
Chief Executive Officer
Winsor Corporation

Thomas L. Matson
Owner and President
Tom Matson Dodge, Inc.

Donald Rodman
Owner and
Executive Officer
Rodman Realty

Sidney R. Snyder
Vice Chairman
Pacific Financial Corporation
Washington State Senator
Owner of Sid's Food Market

William T. Weyerhaeuser
Chairman
Columbia Banking System, Inc.
Clinical Psychologist
Director
Potlatch Corporation

James M. Will
President
Titus-Will Enterprises

Branch Locations

PIERCE COUNTY

1 13th & A
1301 "A" Street
Suite 100
Tacoma, WA 98402
(253) 396-6900
Michael Block

2 ALLENMORE
1959 South Union
Tacoma, WA 98405
(253) 627-6909
Robert Bruback

3 BONNEY LAKE
19925 State Rte 410 E
Bonney Lake, WA 98390
(253) 863-8500
Keith Brown

4 BROADWAY PLAZA
1102 Broadway Plaza
Tacoma, WA 98402
(253) 305-1940
Michael Block

5 EDGEWOOD/MILTON
1250 Meridian E
Milton, WA 98354
(253) 952-6646
Dolores Ehli

6 FIFE
5501 Pacific Hwy. E
Fife, WA 98424
(253) 922-7870
Doug Hedger

7 FIRCREST
2401 Mildred St. W
Fircrest, WA 98466
(253) 566-1172
Dan Patjens

8 GIG HARBOR
5303 Point Fosdick Dr. NW
Gig Harbor, WA 98335
(253) 858-5105
Chris Gullett

9 LAKEWOOD
6202 Mount Tacoma Dr. SW
Lakewood, WA 98499
(253) 581-4232
Jay Mayer

10 MARTIN LUTHER KING
1102 Martin Luther King Jr. Way
Tacoma, WA 98405
(253) 597-8000
Julie Borell

11 OLD TOWN
2200 North 30th St.
Tacoma, WA 98403
(253) 272-0412
Connie Nelson

12 PUYALLUP
4220 S. Meridian
Puyallup, WA 98373
(253) 770-0770
Stan Ausmus

13 176th & MERIDIAN
17208 Meridian E
Puyallup, WA 98373
(253) 445-6748
Alana Rouff

14 SOUTH HILL MALL
3500 S. Meridian
Suite 503
Puyallup, WA 98373
(253) 770-8161
Kathleen Knapper

15 SPANAWAY
17502 Pacific Ave. S
Spanaway, WA 98387
(253) 539-3094
Joy Johnson

16 STADIUM
601 N. 1st.
Tacoma, WA 98403
(253) 597-8811
Monica Stevens

17 SUMMIT
10409 Canyon Road E
Puyallup, WA 98373
(253) 770-9323
Debra Hamilton

18 84th & PACIFIC
201 S. 84th Street
Tacoma, WA 98444
(253) 471-7000
Dean Piotrowski

19 WESTGATE
5727 N. 21st St.
Tacoma, WA 98406
(253) 761-8170
Connie Pentecost

KING COUNTY

20 AUBURN
25 16th St. NE
Auburn, WA 98002
(253) 939-9600
Patty Osthus

21 BELLEVUE
777 108th Ave. NE
Suite 100
Bellevue, WA 98004
(425) 646-9696
Rebecca Holverson

22 BELLEVUE WAY
10350 NE 10th St.
Bellevue, WA 98004
(425) 452-7323
Bob MacIsaac

23 FEDERAL WAY
33370 Pacific Highway S
Federal Way, WA 98003
(253) 925-9323
Mike Harris

24 FOREST VILLA
2749 Auburn Way S.
Auburn, WA 98002
(253) 887-1186
Lillian McGinnis

25 ISSAQUAH
775 NW Gilman Blvd.
Suite F
Issaquah, WA 98027
(425) 369-9200
Kirk Fultz

26 KENT
504 W. Meeker
Kent, WA 98032
(253) 852-8400
Shirley McGregor

27 SOUTH AUBURN
4101 A St. SE
Auburn, WA 98002
(253) 939-9800
Rod Clemmer

COWLITZ COUNTY

28 COMMERCE
1338 Commerce Ave.
Longview, WA 98632
(360) 636-9200
Faith Pacheco

29 30th AVENUE
2207 30th Ave.
Longview, WA 98632
(360) 423-8760
Faith Pacheco

30 WOODLAND
782 Goerig St.
Woodland, WA 98674
(360) 225-9421
Carol Rounds

KITSAP COUNTY

31 PORT ORCHARD
228 Bravo Terrace Port Orchard, WA 98366
(360) 876-8384
Rob Putas

THURSTON COUNTY

32 WEST OLYMPIA
2820 Harrison Ave
Olympia, WA 98502
(360) 375-5800
Diane Avery

* The following branches are scheduled to open during the first quarter of 2002.

* REDMOND
8201 164 th Avenue NE
Suite 105
Redmond, WA 98052
(425) 558-7500
Judi Lindsay

* 2nd & COLUMBIA
721 Second Avenue
Seattle, WA 98104
(206) 223-1000
Kellie Walker

Important Notice Regarding Delivery of Security Holder Documents

HOUSEHOLDING NOTICE TO SHAREHOLDERS

Dear Shareholder:

The Securities and Exchange Commission recently approved a new rule that allows us to send a single copy of our annual reports and proxy statements to any household at which two or more of our shareholders reside, if we believe the shareholders are members of the same family. We will, however, continue to mail one proxy card for each registered shareholder. This program is referred to as "householding."

You do not need to do anything in order to participate in our householding program. If we do not hear from you on or before April 28, 2002, you will be deemed to have consented to the receipt of only one set of our shareholder mailings by your household. Your consent will be perpetual unless you revoke it according to the following instructions:

- If your Columbia shares are registered in your own name, please call toll free, or write to, ADP at (888) 603-5847 or Householding Department, 51 Mercedes Way, Edgewood, NY 11717, with your request.

- If a broker or other nominee holds your Columbia shares, please call toll free, or write to, ADP at (888) 603-5847 or Householding Department, 51 Mercedes Way, Edgewood, NY 11717, to inform them of your request. Be sure to include your name, the name of your brokerage firm and your account number.

We will begin sending you a separate copy of our shareholder mailings within 30 days after receipt of your revocation notice.

Our new householding program benefits both you and the Company. It not only reduces the volume of duplicate information received at your household, but also helps reduce our expenses. We encourage you to participate in this program!

Thank you very much.

COLUMBIA BANKING SYSTEM, INC.

Columbia Banking System

1301 "A" Street
Tacoma, Washington 98402

February 26, 2002

Dear Shareholder:

I am pleased to invite you to Columbia Banking System's Annual Meeting of Shareholders. The meeting will be at 1:00 p.m. on Tuesday, April 2, 2002 at the Best Western Executive Inn, 5700 Pacific Highway E., Fife, Washington 98424.

At the meeting, you and the other shareholders will be asked to approve the election of 12 directors to the Columbia Board. You also will have the opportunity to hear what has happened in our business in the past year and to ask questions. You will find additional information concerning Columbia and its operations, including its audited financial statements, in the enclosed Annual Report for the year ended December 31, 2001.

I hope that you can join us on April 2nd. Whether or not you plan to attend, please sign and return your proxy card as soon as possible. Your opinion and your vote are important to us. Voting by proxy will not prevent you from voting in person if you attend the meeting, but it will ensure that your vote is counted if you are unable to attend.

Sincerely,

William T. Weyerhaeuser
Chairman

J. James Gallagher
Vice Chairman and CEO

Columbia Banking System

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 2, 2002

The 2002 Annual Meeting of Shareholders of Columbia Banking System, Inc. will be held at the Best Western Executive Inn, 5700 Pacific Highway E., Fife, Washington 98424 at 1:00 p.m. on Tuesday, April 2, 2002, for the following purposes:

1. To elect 12 directors to serve on the Board until the 2003 Annual Meeting of Shareholders.
2. To transact any other business that properly comes before the meeting or any adjournment of the meeting.

Shareholders owning Columbia's shares at the close of business on the February 12, 2002 are entitled to vote at the meeting.

By Order of the Board of Directors

Kristy W. House
Secretary

TABLE OF CONTENTS

PROXY STATEMENT	1
ABOUT THE MEETING	1
STOCK OWNERSHIP	3
PROPOSAL 1: ELECTION OF DIRECTORS	5
EXECUTIVE COMPENSATION	9
Report of the Personnel and Compensation Committee on Executive Compensation	9
Stock Performance Graph	13
Compensation Tables	14
Other Employee Benefits	15
Executive Employment and Severance Agreements	16
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	17
INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS	17
INDEPENDENT PUBLIC ACCOUNTANTS	18
AUDIT COMMITTEE REPORT	18
ANNUAL REPORT TO SHAREHOLDERS AND FORM 10-K	19

COLUMBIA BANKING SYSTEM, INC.

1301 "A" Street
Tacoma, Washington 98402

PROXY STATEMENT

The Board of Directors is soliciting proxies for this year's Annual Meeting of Shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set February 12, 2002 as the record date for the meeting (the "Record Date"). Shareholders who owned Columbia common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 12,619,831 shares of Columbia common stock outstanding on the Record Date.

Voting materials, which include this Proxy Statement, a proxy card, and the 2001 Annual Report, are first being mailed to shareholders on or about February 26, 2002.

ABOUT THE MEETING

Why am I receiving this Proxy Statement and proxy card?

You are receiving this Proxy Statement and proxy card because you own shares of Columbia common stock. This Proxy Statement describes issues on which we would like you to vote.

When you sign the proxy card you appoint J. James Gallagher and Melanie J. Dressel as your representatives at the meeting. Mr. Gallagher and Ms. Dressel will vote your shares at the meeting as you have instructed on the proxy card. This way, your shares will be voted even if you cannot attend the meeting.

Who is soliciting my proxy and who is paying the cost of solicitation?

Columbia's Board of Directors is sending you this Proxy Statement in connection with its solicitation of proxies for use at the 2002 Annual Meeting. Certain directors, officers and employees of Columbia and/or its banking subsidiary, Columbia Bank, may solicit proxies by mail, telephone, facsimile or in person.

Columbia will pay for the costs of solicitation. Columbia does not expect to pay any compensation for the solicitation of proxies, except to brokers, nominees and similar record holders for reasonable expenses in mailing proxy materials to beneficial owners of Columbia common stock.

What am I voting on?

At the Annual Meeting you will be asked to vote on the election of 12 directors to serve on the Board until the 2003 Annual Meeting of Shareholders.

Who is entitled to vote?

Only shareholders who owned Columbia common stock as of the close of business on the Record Date are entitled to receive notice of the Annual Meeting and to vote the shares that they held on that date at the meeting, or any postponement or adjournment of the meeting.

How do I vote?

You may vote your shares either in person at the Annual Meeting or by proxy. To vote by proxy, you should mark, date, sign and mail the enclosed proxy card in the prepaid envelope provided. If your shares are registered in your own name and you attend the meeting, you may deliver your completed proxy card in person. "Street name" shareholders, that is, those shareholders whose shares are held in the name of and through a broker or nominee, who wish to vote at the meeting will need to obtain proxy materials from the institution that holds their shares.

Internet Voting

You may also grant a proxy to vote your shares by means of the Internet. The Internet voting procedures below are designed to authenticate your identity, to allow you to grant a proxy to vote your shares and to confirm that your instructions have been recorded properly.

For shares registered in your name

As a shareholder of record, you may go to *http://www.proxyvote.com* to grant a proxy to vote your shares by means of the Internet. You will be required to provide your control number, which is contained on your proxy card. You will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen, and you will be prompted to submit or revise them as desired.

For shares registered in the name of a broker or bank

Most beneficial owners whose stock is held in street name receive instructions for granting proxies from their banks, brokers or other agents, rather than a proxy card.

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares over the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communication Services program, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at ADP Investor Communication Services' Web site at *http://www.proxyvote.com.*

General information for all shares voted via the Internet

We must receive votes submitted via the Internet by 11:59 p.m. Eastern Time on April 1, 2002.

Can I change my vote after I return my proxy card?

Yes. You may revoke your proxy and change your vote at any time before the proxy is exercised by filing with Columbia's Secretary either a notice of revocation or another signed proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, Mr. Gallagher and Ms. Dressel, as the persons named as proxy holders on the proxy card, will vote as recommended by the Board of Directors. The Board recommends a vote FOR the election of the nominated directors listed in this Proxy Statement.

If any other matters are considered at the meeting, Mr. Gallagher and Ms. Dressel will vote as recommended by the Board of Directors. If the Board does not give a recommendation, Mr. Gallagher and Ms. Dressel will have discretion to vote as they think best.

Will my shares be voted if I do not sign and return my proxy card?

If your shares are registered in your name and you do not return your proxy card or do not vote in person at the Annual Meeting, your shares will not be voted.

If your shares are held in street name and you do not submit voting instructions to your broker, your broker may vote your shares at this meeting on the election of directors.

How many votes are needed to hold the Annual Meeting?

A majority of Columbia's outstanding shares as of the Record Date (a quorum) must be present at the Annual Meeting in order to hold the meeting and conduct business. Shares are counted as present at the meeting if a shareholder is present and votes in person at the meeting or has properly submitted a proxy card. As of the Record Date for the Annual Meeting, 12,619,831 shares of Columbia common stock were outstanding and eligible to vote.

What vote is required to elect directors?

The 12 director nominees who receive the highest number of FOR votes will be elected. You may vote FOR all or some of the nominees or WITHHOLD AUTHORITY for all or some of the nominees. Votes withheld are counted as "no" votes for the individual director.

Can I vote on other matters?

Columbia has not received timely notice of any shareholder proposals to be considered at the Annual Meeting, and the Board of Directors does not know of any other matters to be brought before the Annual Meeting.

When are proposals for the 2003 Annual Meeting due?

Proposals by shareholders to transact business at Columbia's 2003 Annual Meeting must be delivered to Columbia's Secretary no later than November 15, 2002, in order to be considered for inclusion in Columbia's proxy statement and proxy card under the conditions set forth in federal securities laws. However, Columbia may elect, in its sole discretion, to include shareholder proposals delivered to Columbia's Secretary by January 15, 2003 in the proxy materials. If Columbia receives notice of a shareholder proposal after January 15, 2003, the proposal will not be included in the proxy materials and the proxy holders will have discretion on how to vote on such proposals.

How do I nominate someone to be a director?

If you wish to nominate someone for election to the Board at the Annual Meeting of Shareholders you must give written notice to Columbia's Chairman not less than 14 days nor more than 50 days prior to the date of the Annual Meeting. If Columbia gives less than 21 days' notice of the Annual Meeting, your notification must be mailed or delivered to the Chairman not later than the close of business on the seventh day following the day that notice of the Annual Meeting was mailed. Your notification should contain the following information to the extent known: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of stock of Columbia that will be voted for each proposed nominee; (d) your name and address; and (e) the number of shares of stock of Columbia you own. Columbia's Chairman may disregard your nomination if it does not meet these requirements.

STOCK OWNERSHIP

Are there any owners of more than 5% of Columbia's stock?

Currently, no shareholder owns more than 5% of the outstanding shares of Columbia common stock.

How much stock do Columbia's directors and executive officers own?

The following table shows, as of January 31, 2002, the amount of Columbia common stock beneficially owned (unless otherwise indicated) by (a) each director and director nominee; (b) the executive officers named in the Summary Compensation Table below; and (c) all of Columbia's directors and executive officers as a group. Except as otherwise noted, Columbia believes that the beneficial owners of the shares listed below, based on information furnished by such owners, have or share with a spouse voting and investment power with respect to the shares. The address for all of the persons listed below is 1301 "A" Street, Tacoma, Washington, 98402. All share numbers and prices have been adjusted for applicable stock splits and applicable stock dividends.

Name	Position	Number	Percentage(1)
J. James Gallagher	Director, Vice Chairman and Chief Executive Officer	240,658(3)	1.9%
Melanie J. Dressel	Director, President and Chief Operating Officer	71,425(4)	*
Richard S. DeVine	Director	56,972(2)	*
Jack Fabulich	Director	14,662(2)	*
Jonathan Fine	Director	30,571(2)(5)	*
John P. Folsom	Director	19,007(2)	*
John A. Halleran	Director	22,203(2)	*
Don L. Hirtzel	Executive Vice President	6,872(6)	*
Thomas M. Hulbert	Director	10,972	*
Thomas L. Matson, Sr.	Director	116,761(7)	*
Donald Rodman	Director	14,302(2)	*
Harald R. Russell	Executive Vice President	51,922(8)	*
Sidney R. Snyder	Director	20,127(2)	*
William T. Weyerhaeuser	Chairman of the Board	80,139(9)	*
Evans Q. Whitney	Executive Vice President	61,293(10)	*
James M. Will	Director	14,663(2)	*
Directors and executive officers as a group (17 persons)		853,682(11)	6.7%

* Represents less than 1% of Columbia's outstanding common stock.

(1) Percentages shown are based on the number of shares of Columbia common stock deemed outstanding under applicable regulations, including options exercisable within 60 days.

(2) Includes 2,001 shares issuable upon exercise of options that became exercisable on April 23, 2000 at $7.94 per share, and 1,906 shares issuable upon exercise of options that became exercisable on April 22, 2001 at $20.46 per share.

(3) Includes: (a) 34,943 shares held in an IRA for the benefit of Mr. Gallagher; (b) 19,057 shares issued to Mr. Gallagher in April 1998 as a restricted stock award and held in escrow until certain conditions are met; (c) 47,664 shares issuable upon exercise of options that became exercisable on July 1, 2001 at $20.46 per share (d) 2,001 shares issuable to Mr. Gallagher's spouse, Ms. Margel Gallagher, a former director of Columbia, upon exercise of options that became exercisable upon her retirement from the Board on December 31, 1999 at $7.94 per share; and (e) 1,906 shares issuable to Ms. Margel Gallagher upon exercise of options that became exercisable upon her retirement from the Board on December 31, 1999 at $20.46 per share.

(4) Includes: (a) 2,185 shares held by a corporation owned by Ms. Dressel and her spouse; (b) 4,202 shares issuable upon exercise of options that became exercisable on December 16, 1997 at $4.65 per share; (c) 3,002 shares issuable upon exercise of options that became exercisable on April 23, 2000 at $7.94 per share; (d) 9,528 shares issued to Ms. Dressel in January 1998 as a restricted stock award and held in escrow until certain conditions are met; and (e)12,705 shares issuable upon exercise of options that became exercisable on January 20, 2002 at $12.98 per share.

(5) Includes 7,623 shares owned by a family trust for which Mr. Fine is co-trustee and shares voting and investment power.

(6) Includes 5,500 shares issued to Mr. Hirtzel in October 2000 as a restricted stock award held in escrow until certain conditions are met.

(7) Includes 1,906 shares issuable upon exercise of options that became exercisable on April 22, 2001 at $20.46 per share.

(8) Includes: (a) 3,153 shares issuable upon exercise of options that became exercisable on December 16, 1997 at $4.65 per share; (b) 4,202 shares issuable upon exercise of options that became exercisable on April 24, 1999 at $6.27 per share; (c) 5,404 shares issuable upon exercise of options that became exercisable on April 23, 2000 at $7.94 per share; (d) 9,528 shares issued to Mr. Russell in January 1998 as a restricted stock award and held in escrow until certain conditions are met; and (e) 6,358 shares issuable upon exercise of options that became exercisable on January 20, 2002 at $12.98 per share.

(9) All shares are owned by the WBW Trust No. One for which Mr. Weyerhaeuser is the trustee with sole voting and investment power. Includes 1,906 shares issuable upon exercise of options that became exercisable on April 22, 2001 at $20.46 per share.

(10) Includes: (a) 129 shares held by Mr. Whitney as custodian for his grandchildren; (b) 2,541 shares held in a brokerage account for Mr. Whitney's mother, over which Mr. Whitney exercises investment power; (c) 4,202 shares issuable upon exercise of options that became exercisable on December 16, 1997 at $4.65 per share; (d) 3,002 shares issuable upon exercise of options that became exercisable on April 23, 2000 at $7.94 per share; (e) 9,528 shares issued to Mr. Whitney in January 1998 as a restricted stock award and held in escrow until certain conditions are met; and (f) 6,353 shares issuable upon exercise of options that became exercisable on January 20, 2002 at $12.98 per share.

(11) Includes 197,901 shares issuable upon exercise of options.

PROPOSAL 1: ELECTION OF DIRECTORS

How many directors are nominated?

Columbia's Bylaws provide that the number of directors to be elected by the shareholders will be at least five and not more than 25. Under the Bylaws, the Board has authority to decide the exact number of directors to be elected within these limits. The Bylaws further provide that up to two directors may be added by the Board between annual meetings of the shareholders. Columbia's Board has fixed the number of directors to be elected at the Annual Meeting at 12 and has nominated the persons listed on the following pages for election as directors to serve until the 2003 Annual Meeting or until their successors are elected.

What is the retirement age for directors?

Columbia's Bylaws provide that any person who has not attained the age of 75 before the meeting of shareholders at which they are nominated for election (or who had not attained that age by the date of the last annual meeting of shareholders, if appointed) may become a director.

What happens if a nominee refuses or is unable to stand for election?

The Board may reduce the number of seats on the Board or designate a replacement nominee. If the Board designates a substitute, shares represented by proxy will be voted FOR the substitute nominee. The Board presently has no knowledge that any of the nominees will refuse or be unable to serve.

Who are the nominees?

Information regarding each of the nominees is provided below, including each nominee's name and age, principal occupation during the past five years, and the year first elected as a director of Columbia, its predecessor corporation or one of its former or current subsidiaries. All of the nominees are presently directors of Columbia and Columbia Bank.

Richard S. DeVine Director since 1993

Mr. DeVine, 74, has served as president of Chinook Resources, Inc. (timber acquisition and sales) since 1992. Until 2001, Mr. DeVine served as chairman of Raleigh Schwarz & Powell, Inc., now known as Brown & Brown, Inc. (insurance brokers), Tacoma, Washington, having served as president of that company from 1976 to 1989.

Melanie J. Dressel Director since July 1998

Ms. Dressel, 49, has served as President and Chief Executive Officer of Columbia Bank since January 2000, having served prior to that time and since July 1998 as President and Chief Operating Officer, and from May 1997 to July 1998, as Executive Vice President. Ms. Dressel has also served as the President and Chief Operating Officer of Columbia since January 2000, having served prior to that time and since May 1997 as Executive Vice President. Ms. Dressel, who has over 20 years of banking experience, joined Columbia Bank in 1993, serving as Senior Vice President and Private Banking Manager until May 1997.

Jack Fabulich Director since 1993

Mr. Fabulich, 73, is honorary chairman of Parker Paint Manufacturing Co., Inc., Tacoma, Washington, having served as president from 1982 to 1993. He is currently a commissioner and the president of the Port of Tacoma and formerly the president of Washington Public Ports. Mr. Fabulich also serves as a director of Washington Public Ports and R.A.E. Corp.

Jonathan Fine Director since 1993

Mr. Fine, 47, is the president and chief executive officer of United Way of King County. Prior to joining United Way in September 2000, Mr. Fine served as chief executive officer of the American Red Cross, Seattle, King-County Chapter beginning in April 1996. Prior to that time, Mr. Fine was a private investor and from 1986 until December 1992, he served as senior vice president and treasurer of Puget Sound Bancorp, Inc., Tacoma, Washington.

John P. Folsom Director since 1997

Mr. Folsom, 58, has been president and chief executive officer of Raleigh Schwarz & Powell, Inc., now known as Brown & Brown, Inc. (insurance brokers), Tacoma, Washington, since 1989.

J. James Gallagher Director since July 1998

Mr. Gallagher, 63, has served as Vice Chairman and Chief Executive Officer of Columbia and Vice Chairman of Columbia Bank since January 2000, having served prior to that time and since July 1998 as Vice Chairman of Columbia and Columbia Bank. From January 1994 until his appointment at Columbia, Mr. Gallagher was a principal of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C., a law firm headquartered in Tacoma, Washington, where he served as outside legal counsel for Columbia. Mr. Gallagher, who is a former bank regulator, has over 30 years of experience as legal counsel to financial institutions throughout the Northwest.

John A. Halleran Director since 1992

Mr. Halleran, 73, has been a private investor since 1992. Prior to that time he was a general contractor with headquarters in Bellevue, Washington.

Thomas M. Hulbert Director since October 1999

Mr. Hulbert, 55, is the president and chief executive officer of Winsor Corporation (lighting technologies), Olympia, Washington. From 1986 to 1996, Mr. Hulbert was the president of Log Contractors, Inc. (timber contracting and logging), Olympia, Washington, and from 1994 to 1998, was also the president of Techwood (furniture panel manufacturer), Shelton, Washington.

Thomas L. Matson, Sr. Director since 1998

Mr. Matson, 64, has been the owner and president of Tom Matson Dodge, Inc. (automobile dealership), Auburn, Washington, since 1963. Mr. Matson served as the chairman of Cascade Bancorp, Inc. and its subsidiary, Cascade Community Bank, Auburn, Washington, from 1990 to 1997, when those institutions were acquired by Columbia.

Donald Rodman Director since 1991

Mr. Rodman, 63, has been the owner and an executive officer of Rodman Realty, Longview, Washington, since 1961.

William T. Weyerhaeuser Director since 1998

Mr. Weyerhaeuser, 58, is a clinical psychologist who has been in private practice in Tacoma, Washington since 1975. Mr. Weyerhauser is currently the chairman of the board of EDEN Bioscience Corporation. From 1984 to July 2000, Mr. Weyerhaeuser was also the owner and chairman of the board of Comerco, Inc. (holding company for the Yelm Telephone Company), Tacoma, Washington, and, from 1994 until June 1998, served as the chairman of the board of Rock Island Company (private investment company), St. Paul, Minnesota. Since 1990, Mr. Weyerhaeuser has also been a director of Potlatch Corporation (forest products) and since 1998, a director of EDEN Bioscience Corporation, each of which has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. Mr. Weyerhauser also serves on the compensation committees for EDEN Bioscience Corporation, the University of Puget Sound, Potlatch Corporation and Clearwater Management Company.

James M. Will Director since 1993

Mr. Will, 55, has served as the president of Titus-Will Enterprises (automobile leasing, rental and property management), Tacoma, Washington, since 1995, and also currently serves as president of that company's subsidiary, Titus-Will Chevrolet, Oldsmobile and Cadillac, Olympia, Washington. Prior to that time and since 1969, Mr. Will was the president of Tam Manufacturing Co. (automotive reengineering), Tacoma, Washington.

What committees has the Board established?

The Board of Directors has established an Executive Committee, an Audit Committee, a Personnel and Compensation Committee and a Nominating Committee.

Executive Committee. The Executive Committee may exercise all of the authority of the Board of Directors during the intervals between meetings of the Board, except that the Committee does not have the authority to: (1) authorize or approve a distribution or issuance of shares except in limited circumstances, (2) approve or propose to shareholders actions requiring shareholder approval, (3) fill vacancies on the Board or any Committee of the Board, (4) amend the Articles of Incorporation of Columbia, (5) adopt, amend, or repeal the Bylaws of Columbia, (6) approve a plan of merger not requiring shareholder approval, or (7) authorize or approve the issuance or sale of shares or determine rights and preferences with regard to any class or series of shares, except within certain limits specifically prescribed by the full Board of Directors. Current members of the Executive Committee are: Messrs. Weyerhaeuser (Chairman), DeVine, Fine, Folsom, Gallagher, and Matson and Ms. Dressel. There were 3 meetings of the Executive Committee in 2001.

Audit Committee. The Audit Committee reviews and approves the services of the independent auditors, reviews the plan, scope, and audit results of the internal auditors and the independent auditors, and reviews the reports of bank regulatory authorities. The Audit Committee also has oversight with respect to Columbia's financial reporting, including the annual and other reports to the Securities and Exchange Commission and the annual report to the shareholders. In May 2000, the Audit Committee adopted a written charter. Current members of the Audit Committee, none of whom are officers or employees of Columbia or Columbia Bank, are: Messrs. Fine (Chairman), Fabulich, Folsom, Hulbert, and Matson. All members of Columbia's Audit Committee are independent, as defined by applicable rules of the National Association of Securities Dealers. There were 7 meetings of the Audit Committee during 2001.

Personnel and Compensation Committee. The Personnel and Compensation Committee reviews and recommends compensation arrangements for senior management. Current members of the Personnel and Compensation Committee, none of whom are officers or employees of Columbia or Columbia Bank, are: Messrs. DeVine (Chairman), Halleran, Rodman, Snyder, Weyerhaeuser and Will. There were 3 meetings of the Personnel and Compensation Committee during 2001.

Nominating Committee. The Board of Directors has delegated to the Executive Committee the function of a Nominating Committee. The Nominating Committee identifies and recommends persons to be the board's nominees for the board of directors at each annual meeting of shareholders, and to fill vacancies on the board between annual meetings. Current members of the Nominating Committee are those shown above for the Executive Committee. The chairman of the board, as chairman of the Executive Committee, is chairman of the Nominating Committee.

How often did the Board of Directors meet during 2001?

The Board met 11 times during 2001. Each director attended at least 75% of the total number of meetings of the Board and committees on which he or she served, except Senator Snyder whose absences were excused due to his mandatory attendance at meetings of the Washington State Senate.

How are directors compensated?

Columbia does not pay directors who are also employees of Columbia or Columbia Bank additional compensation for their service as directors. During 2001, each of Columbia's outside directors received an annual retainer of $6,000 for serving on the Board and $500 per meeting for attending committee meetings of the Board. In addition, each outside director of Columbia was granted non-qualified stock options to purchase shares (as adjusted for applicable stock dividends and splits) of Columbia common stock, as follows:

	Year	# of Shares	Exercise Price Per Share
All Directors	1997	2,001	$7.94
All Directors	1998	1,906	$20.46
All Directors	1999	No grants	N/A
All Directors	2000	1,650	$10.91
All Directors	2001	1,650	$13.15

In 2001, the Chairman of the Board and each committee chairman also received options for 1,000 additional shares at an exercise price of $12.90 per share.

These options vest (i.e. become exercisable) three years from the date of grant, unless earlier vesting is approved by the Personnel and Compensation Committee. The options may be exercised for a period of five years after they vest. If a director dies, becomes disabled, or retires (defined to mean a termination of directorship with at least five years of service or after attaining the age of 75), all options (whether or not vested) become immediately exercisable and may be exercised by the director or the director's estate for a period of five years or until the expiration of the stated term of the option. If a director terminates service on the Board for any reason other than death, disability or retirement, all options, to the extent then exercisable, must be exercised within 90 days unless the term for exercise is extended by the Board. If any director is terminated for cause, all options will immediately terminate. Any additional option grants, which may be approved from time to time in the discretion of the Personnel and Compensation Committee and the Board, are generally subject to a director's unexcused absence for the year from no more than 25% of the total meetings of the Board and all committees of which the director is a member.

In 2001, Columbia implemented a long-term care program for directors. Currently, directors Devine, Folsom, Gallagher, Halleran, Hulbert, Rodman and Will participate in the program which provides benefits in the event those individuals become chronically ill. The coverage is for a period of 3 years up to a lifetime, depending on the age of the director, and the amount of the benefit is based on the director's years of service with Columbia after the inception of the long-term care program. Columbia paid a one time premium for the long-term care policies. Expenses are allocated to the directors participating in the program for 2001 as follows: Mr. Devine ($2,913), Mr. Folsom ($2,665), Mr. Gallagher ($3,763), Mr. Halleran ($1,935), Mr. Hulbert ($3,285), and Mr. Will ($2,464). The benefit vests over a 5 year period provided that the directors are fully vested if (1) they obtain the age of 75, (2) they are not reelected to the board, (3) they become disabled, or (4) there is a change of control of Columbia. If a director is terminated for cause, the director must reimburse Columbia for the full premium paid. A director must reimburse a percentage of the premium if the director voluntarily resigns or chooses not to run for reelection. The long-term care program is available to all Columbia directors, including executive officers who are also directors. Columbia has purchased Bank Owned Life Insurance policies to fund this program.

EXECUTIVE COMPENSATION

The following section describes the compensation that Columbia pays its Chief Executive Officer and the next four most highly compensated executive officers (the "Named Executives"). This section includes:

- a report of Columbia's Personnel and Compensation Committee on executive compensation;
- a graph showing comparative performance of Columbia's common stock;
- a detailed table showing compensation of the Named Executives for the last three years; and
- information about stock options and other benefits.

Report of the Personnel and Compensation Committee on Executive Compensation

The Personnel and Compensation Committee of the Board of Directors of Columbia (the "Committee") has furnished the following report on executive compensation for fiscal year 2001. The Committee report is intended to describe in general terms the process the Committee undertakes and the matters it considers in determining the appropriate compensation for Columbia's executive officers, including the Named Executives.

Responsibilities and Composition of the Committee

The Committee is responsible for (1) establishing compensation programs for executive officers of Columbia designed to attract, motivate and retain key executives responsible for the success of Columbia as a whole; (2) administering and maintaining such programs in a manner that will benefit the long-term interests of Columbia and its shareholders; and (3) determining the salary, bonus, stock option and other compensation of Columbia's executive officers. The Committee serves pursuant to a Charter adopted by the Board of Directors.

The Committee is currently composed of Richard S. DeVine (Chairman), John Halleran, Donald Rodman, Sidney R. Snyder, William T. Weyerhaeuser, and James M. Will. None of the members are officers or employees of Columbia or Columbia Bank.

Compensation Philosophy

Columbia's long-term goal is to become the leading super community banking company headquartered in the Pacific Northwest, with a significant presence in selected markets. Management believes that the ongoing consolidation in its principal market area affords an opportunity for aggressive growth. Columbia's growth strategy consists of the following elements:

- Focus on relationship lending to small and medium-sized businesses, professionals and other individuals whom Columbia believes are under-served by larger banks in its market area and are attracted by Columbia's emphasis on relationship banking.
- Fund loan growth through the creation of a branch system and other delivery systems catering primarily to retail depositors, supplemented by business banking customer deposits and other borrowings.
- Continue growth through a combination of growth at existing offices, establishing new offices in desirable markets, expanding products beyond traditional loan and deposit services, and acquiring bank and non-bank companies as promising opportunities arise.
- Control credit risk through established loan underwriting and monitoring procedures, loan concentration limits, product and industry diversification, and the hiring of experienced lending personnel with a high degree of familiarity with their market area.

The achievement of these goals is intended to create long-term value for Columbia's shareholders, consistent with protecting the interests of depositors.

The Committee believes that compensation of Columbia's Chief Executive Officer, other executive officers and key personnel should be based to a substantial extent on achievement of the goals and strategies that Columbia has established and enunciated.

When establishing salaries, bonus levels and stock option awards for executive officers, the Committee considers (1) Columbia's performance during the past year and recent quarters in meeting its financial and other performance goals, (2) the individual's performance during the past year and recent quarters, and (3) the salaries of executive officers in similar positions with companies of comparable size, maturity and pursuing similar objectives, and other companies within the financial institutions industry. With respect to executive officers other than the Chief Executive Officer, the Committee takes into consideration the recommendations of the Chief Executive Officer. The method for determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time.

Compensation Programs and Practices

Columbia's compensation program for executives consists of three key elements: (1) base salary, (2) a performance-based annual bonus, and (3) periodic grants of options and other stock-based compensation.

The Committee believes that this three-part approach best serves the interests of Columbia and its shareholders. It enables Columbia to meet the requirements of the highly competitive banking environment in which it operates, while ensuring that executive officers are compensated in a way that advances both the short-term and long-term interests of shareholders. The variable annual bonus permits individual performance to be recognized and is based, in significant part, on an evaluation of the contribution made by the officer to Columbia's overall performance. Options and other stock-based compensation relate a significant portion of long-term remuneration directly to stock price appreciation. This type of compensation is intended to align the interests of option holders and of Columbia's shareholders, and further serve to promote an executive's continued service to the organization.

Base Salary. Base salaries for Columbia's executive officers are based upon recommendations by the Chief Executive Officer, taking into account such factors as competitive industry salaries, an executive's scope of responsibilities, and individual performance and contribution to the organization. Columbia's Human Resources department obtains executive compensation data from salary surveys that reflect a peer group of other banking companies, including companies of different sizes, and provides this data to the Committee for its consideration in connection with the determination of levels of compensation. To the extent it deems appropriate, the Committee also considers general economic conditions within the area and within the industry. The Committee also meets periodically with an outside compensation consultant to evaluate the information obtained in light of Columbia's stated compensation objectives.

Annual Bonus. Executive officers have an annual incentive (bonus) opportunity with awards based on the overall performance of Columbia and on specific individual performance targets. The performance targets may be based on one or more of the following criteria: successfully pursuing Columbia's growth strategy, maintaining sound asset quality, improving productivity, and increasing earnings and return on equity.

The size of the bonus pool is based upon an assessment of Columbia's performance as compared to both budgeted and prior fiscal year performance and the extent to which Columbia achieved its overall goals. Once the bonus pool is determined, the Chief Executive Officer or other executive officers, as appropriate, make individual bonus recommendations to the Compensation Committee, within the limits of the pool, for eligible employees based upon an evaluation of their individual performance and contribution to Columbia's overall performance.

Options and Other Stock-Based Compensation. The Committee follows a compensation philosophy that emphasizes options and other stock-based compensation. Columbia's use of stock-based compensation focuses on the following guiding principles: (1) stock-based compensation has been and will continue to be an important element of employee pay, (2) the grant of stock options will be based on performance measures within the employee's control, (3) owning stock is an important ingredient in forming the partnership between employees and the organization, and (4) ownership of significant amounts of Columbia's stock by executives and senior officers of Columbia will facilitate aligning management's goals with the goals of shareholders. The Committee anticipates that it will continue to emphasize stock-based compensation in the future.

Columbia's performance in recent years has, in the Committee's opinion, shown the value of this approach. In particular, the Committee has taken note that, as shown on the Stock Performance Graph that follows, the total annual returns for Columbia's shareholders as compared to total annual returns for the Nasdaq U.S. Stock Index and for Columbia's Peer Group (comprised of banks with assets of $1 billion to $5 billion, all of which are located in the western United States), showed good performance through 1998, lagged in 1999, performed well in 2000, and lagged in 2001.

Stock Ownership Guidelines

In 1997, the Committee approved stock ownership guidelines, which were amended in January 1999, for its executive officers. The guidelines are intended to help closely align the financial interests of these officers with those of Columbia's shareholders. Officers are expected to make continuing progress towards compliance with the guidelines during the five-year period that began in April 1997 (or, as appropriate, January 1999) or the date a person is designated as an executive officer, whichever is later.

The ownership guidelines are as follows: (1) senior executive officers (currently including the positions of Vice Chairman, Chief Executive Officer, President, and Chief Operating Officer) have a required minimum ownership of 25,410 shares; and (2) Executive Vice Presidents in charge of lending and retail, the Chief Credit Officer, and the Chief Financial Officer have a required minimum ownership of 19,058 shares.

The Board has also approved stock ownership guidelines that call for directors to achieve a stock ownership position of at least 6,353 shares by the year 2002 or within five years of joining the Board.

At year-end 2001, all of the directors had exceeded the ownership guidelines, and the executive officers as a group far exceeded the guidelines.

Chief Executive Officer Compensation

Mr. J. James Gallagher served as Columbia's Vice Chairman and Chief Executive Officer for the 2001 fiscal year, and Ms. Melanie J. Dressel served as President and Chief Executive Officer of Columbia Bank. In evaluating the compensation of Mr. Gallagher and Ms. Dressel for services rendered in 2001, the Committee considered both quantitative and qualitative factors.

In looking at quantitative factors, the Committee reviewed Columbia's 2001 financial results and compared them with Columbia's budget and actual financial results for 2000. Specifically, the Committee considered that:

- net income increased 24% from 2000 net income;
- earnings per share (diluted) increased 25% from 2000;
- average total assets, total loans and total deposits grew by 6%, 6% and 7%, respectively, from year end 2000 to 2001;
- the 2001 return on average total assets was 0.86% compared to 0.73% in 2000, while the return on average equity increased to 10.39% compared to 9.36% in 2000;
- credit quality did not compare favorably with peer group performance; and
- progress was less than expected in expanding Columbia's presence in King County and otherwise executing its growth strategy.

In addition to these quantitative accomplishments, the Committee also considered certain qualitative accomplishments by Mr. Gallagher and Ms. Dressel in 2001. Specifically, the Committee recognized their leadership in strategically positioning Columbia for future significant developments in the banking industry and in Columbia's market area, and otherwise developing long-term strategies for the organization.

Policy With Respect to $1 Million Deduction Limit

It is not anticipated that the limitations on deductibility, under Internal Revenue Code Section 162(m), of compensation to any one executive that exceeds $1,000,000 in a single year will apply to Columbia or its subsidiaries in the foreseeable future. In the event that such limitations would apply, the Committee will analyze the circumstances presented and act in a manner that, in its judgment, is in the best interests of Columbia. This may or may not involve actions to preserve deductibility.

Conclusion

The Committee believes that for 2001, the compensation terms for Mr. Gallagher and Ms. Dressel, as well as for the other executive officers, were clearly related to the realization of the goals and strategies established by Columbia. Due to Columbia's inability to meet targeted performance in certain quantitative factors in 2001, no bonuses or options were awarded in 2001.

Richard S. DeVine, Chairman
John Halleran
Donald Rodman
Sidney R. Snyder
William T. Weyerhaeuser
James M. Will

Stock Performance Graph

The following graph shows a five-year comparison of the total return to shareholders of Columbia's common stock, the Nasdaq U.S. Stock Index (which is a broad nationally recognized index of stock performance by companies traded on the Nasdaq National Market and the Nasdaq Small Cap Market) and the Columbia Peer Group (comprised of banks with assets of $1 billion to $5 billion, all of which are located in the western United States). The definition of total return includes appreciation in market value of the stock as well as the actual cash and stock dividends paid to shareholders. The graph assumes that the value of the investment in Columbia's common stock, the Nasdaq and the Columbia Peer Group was $100 on December 31, 1996, and that all dividends were reinvested.



450
400
350
300
250
200
150
100
50
Columbia Banking System, Inc.
NASDAQ—Total US*
Columbia Peer Group**
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01

Index	Period Ending 12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
Columbia Banking System, Inc.	100.00	174.47	179.32	133.58	174.22	160.71
NASDAQ—Total US*	100.00	122.48	172.68	320.89	193.01	153.15
Columbia Peer Group**	100.00	174.57	160.68	165.26	205.59	215.23

* Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2002.

** The financial institutions which comprise the Peer Group consist of Western banks with total assets between $1-5 billion.

Compensation Tables

Summary Compensation Table

The following table shows compensation paid or accrued for the last three fiscal years to Columbia's Chief Executive Officer and each of the Named Executives.

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	**Year**	**Salary(1)**	**Bonus**	**Restricted Stock Awards(2)**	**Securities Underlying Options(#)(3)**	**All Other Compensation(4)**
J. James Gallagher,	2001	$235,000	$ -0-	$ -0-	-0-	$14,575
Vice Chairman and	2000	200,000	60,000	-0-	11,000	15,730
Chief Executive Officer	1999	179,777	-0-	-0-	-0-	10,745
Melanie J. Dressel,	2001	$225,000	$ -0-	$ -0-	-0-	$14,198
President and	2000	190,000	60,000	-0-	11,000	14,200
Chief Operating Officer	1999	175,000	-0-	-0-	11,550	13,679
Don L. Hirtzel,	2001	$152,499	$ -0-	$ -0-	-0-	$ 8,531
Executive Vice President	2000(5)	25,000	50,000	70,000	16,500	-0-
Harald R. Russell,	2001	$165,000	$ -0-	$ -0-	-0-	$12,700
Executive Vice President and	2000	150,000	45,000	-0-	8,250	13,653
Chief Credit Officer	1999	140,000	-0-	-0-	5,775	13,257
Evans Q. Whitney,	2001	$165,000	$ -0-	$ -0-	-0-	$13,045
Executive Vice President	2000	150,000	45,000	-0-	8,250	14,506
	1999	140,000	-0-	-0-	5,775	14,128

(1) Represents total cash compensation earned, including interest on deferred compensation accruals.

(2) The Named Executive Officers had the following restricted stock award balances outstanding as of December 31, 2001: Mr. Gallagher, 19,057 shares ($248,694); Ms. Dressel, 9,528 shares ($124,340); Mr. Whitney, 9,528 shares ($124,340); Mr. Russell, 9,528 shares ($124,340); and Mr. Hirtzel, 5,500 shares ($71,775). Dollar values are based on the $13.05 per share closing price of Columbia's common stock reported on the Nasdaq National Market on December 31, 2001. Numbers have been adjusted for applicable stock splits and applicable stock dividends.

(3) Numbers have been adjusted for applicable stock splits and applicable stock dividends.

(4) Amounts shown for Mr. Gallagher in 2001 include $4,706 in 401(k) plan matching contributions, $8,500 in profit sharing, $324 in group term life insurance premiums, and $1,045 in economic benefit for split dollar insurance.

Amounts shown for Ms. Dressel in 2001 include $4,984 in 401(k) plan matching contributions, $8,500 in profit sharing, $324 in group term life insurance premiums, and $390.00 in economic benefit for split dollar insurance.

Amounts shown for Mr. Hirtzel in 2001 include $3,075 in 401(k) plan matching contributions, $5,132 in profit sharing, and $324 in group term life insurance premiums.

Amounts shown for Mr. Russell in 2001 include $4,017 in 401(k) plan matching contributions, $8,017 in profit sharing, $324 in group term life insurance premiums, and $342 in economic benefit for split dollar insurance.

Amounts shown for Mr. Whitney in 2001 include $4,326 in 401(k) plan matching contributions, $7,686 in profit sharing, $324 in group term life insurance premiums, and $710 in economic benefit for split dollar insurance.

(5) Mr. Hirtzel joined Columbia on October 31, 2000. At that time, he received a $50,000 bonus, as well as a restricted stock award grant of 5,500 shares of Columbia common stock (as adjusted for stock splits and dividends), and a nonqualified stock option to purchase 16,500 shares of Columbia common stock (as adjusted for stock splits and dividends).

Option Grants in 2001

No options were granted to the Named Executives during 2001.

Option Exercises and Year-End Option Values

The following table summarizes option exercises by and the value of unexercised options held by the Named Executives during 2001:

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001 (Exercisable/ Unexercisable)	Value of Unexercised In-the-Money Options at December 31, 2001 (Exercisable/ Unexercisable) (1)
J. James Gallagher	-0-	-0-	47,644 / 11,000	-0- / $143,550
Melanie J. Dressel	12,561	$102,497	11,410 / 23,705	$148,901 / $309,350
Don L. Hirtzel	-0-	-0-	-0- / 16,500	-0- / $215,325
Harald R. Russell	-0-	-0-	18,015 / 14,603	$235,096 / $190,569
Evans Q. Whitney	16,870	$137,659.20	11,410 / 14,603	$148,901 / $190,569

(1) In accordance with applicable rules of the Securities and Exchange Commission, values are calculated by subtracting the exercise price from the fair market value of the underlying stock. For purposes of this table, fair market value is deemed to be $13.05, the closing sale price of Columbia's common stock reported on the Nasdaq National Market on December 31, 2001, the last trading day of 2001.

Other Employee Benefits

401(k) Plan. Columbia maintains a defined contribution plan, in the form of a 401(k) plan, that allows employees, including executive officers, to contribute up to 15% of their compensation each year. Columbia currently makes matching contributions to the extent of 50% of employees' contributions up to 3% of each employee's total compensation and is authorized to make a discretionary contribution as determined by the Committee each year. Columbia contributed approximately $357,000 in matching funds to the 401(k) Plan during 2001, and made a discretionary contribution of approximately $888,000 for the year 2001.

Employee Stock Purchase Plan. Columbia also maintains an Employee Stock Purchase Plan (the "ESPP") that was adopted in 1995 and amended in January 2000. The ESPP allows eligible employees to purchase shares of Columbia common stock at 90% of the lower of the market price at either the beginning or the end of each six-month offering period by means of payroll deductions.

Incentive Bonus Plan. Columbia has in place a discretionary Incentive Bonus Plan for the benefit of certain employees. Contributions by Columbia are based upon year-end results of operations for Columbia and attainment of goals by individuals. In 2001, Columbia contributed $189,265 to the Plan.

Supplemental Executive Retirement Plan and Split Dollar Benefit. In 2001, Columbia implemented a supplemental executive retirement plan (the "SERP") for certain executive officers of Columbia (the "Executives") to provide retirement benefits to those officers. The SERP is unsecured and unfunded and there are no plan assets. Columbia has purchased single premium Bank Owned Life Insurance ("BOLI policies") on the lives of the Executives and other officers and intends to use income from the BOLI policies to offset SERP benefit expenses.

The SERP provides the Executives with lifetime retirement benefits generally targeted to be the lesser of a fixed initial amount or 60% of the Executive's respective final full year of total compensation (as shown on the

Form W-2), except that J. James Gallagher's annual benefit is fixed at $150,000, without regard to his final base wage. The fixed initial amounts for Ms. Dressel and Messrs. Russell and Whitney are $294,688, $238,255 and $139,303. The SERP includes a number of restrictions on payment, including a requirement, subject to exception, that the Executive remain employed by Columbia until age 65 (62 in the event of a change in control). The SERP includes a number of potential adjustments to the date on which retirement payments are initiated and to the amount of the Executive's benefit. These potential adjustments include provisions for early retirement at a reduced benefit amount, a 2% annual inflation adjustment to benefit payments, an "Applicable Percentage" schedule, from 0% to 100%, analogous to a five year vesting schedule, that provides for a reduction in some benefit payments based on the Executive's tenure. Executives terminated pursuant to a change in control of Columbia, or disabled under any circumstances will be entitled to an Applicable Percentage of 100%, regardless of tenure. Other potential SERP adjustments include an elimination of benefits if the Executive violates non-competition requirements or is terminated for cause or resigns voluntarily before achieving an Applicable Percentage of 100%.

Associated with the SERP benefit is a death benefit for each Executive's designated beneficiaries. Beneficiaries designated by an Executive are entitled to a split dollar share of the death proceeds from the life insurance policies on each Executive, which vary depending on the Executive's age at death, employment status with Columbia at the time of death, and eligibility to receive SERP payments.

Restricted Stock. Columbia has made restricted stock awards to executives in order to reward the executives for prior service to Columbia and to provide incentives for such executives to continue to serve Columbia in the future. In each case, the awards provide for the immediate issuance of shares of Columbia common stock to the executive, with such shares held in escrow until the executive meets certain conditions. The condition to the awards is continued service as an executive officer of Columbia and/or Columbia Bank for at least five years from the date of grant of the award. If an executive does not meet the required condition, the executive forfeits his or her right to the shares. The term of the escrow may be reduced by action of the Board or the Committee, by reason of a change in control of Columbia or Columbia Bank, or by the death or disability of the executive. The executives have the right to vote the award shares and to receive dividends or other distributions on the shares while they remain in escrow.

General Benefits. Columbia provides a group health insurance plan along with the normal vacation and sick pay benefits.

Executive Employment and Severance Agreements

Mr. Gallagher serves as Vice Chairman of Columbia and Columbia Bank and Chief Executive Officer of Columbia pursuant to an employment agreement entered into effective July 1, 1998 and as amended effective December 20, 2000. The term of the employment agreement with Mr. Gallagher expires June 30, 2003, unless extended or sooner terminated as provided in such agreement. The employment agreement with Mr. Gallagher, as most recently amended, establishes his minimum annual salary at $235,000 beginning January 1, 2001.

Ms. Dressel serves as President and Chief Executive Officer of Columbia Bank and as President and Chief Operating Officer of Columbia pursuant to an employment agreement entered into effective July 1, 1999 and as amended effective December 20, 2000. The term of the employment agreement with Ms. Dressel expires on June 30, 2004, unless extended or sooner terminated as provided in such agreement. The employment agreement with Ms. Dressel, as most recently amended, establishes her minimum annual salary at $225,000 beginning January 1, 2001.

Columbia has also entered into employment agreements effective December 20, 2000, pursuant to which Messrs. Russell and Whitney serve as Executive Vice Presidents of Columbia. The terms of the employment agreements with Messrs. Russell and Whitney expire June 30, 2004, unless extended or sooner terminated as provided in such agreements. The employment agreements with Messrs. Russell and Whitney establish each such executive's minimum annual salary at $165,000 beginning January 1, 2001. The employment agreements entered into with Messrs. Russell and Whitney replaced the Severance Agreements with these executives effective June 23, 1999. On October 31, 2001, Columbia also entered into an employment agreement with Mr. Hirtzel pursuant to which he agreed to serve as an Executive Vice President. The term of Mr. Hirtzel's employment agreement expires December 31, 2003, unless extended or sooner terminated as provided in such agreement. The employment agreement establishes Mr. Hirtzel's minimum annual salary at $150,000.

The employment agreements with Messrs. Gallagher, Russell, Whitney and Hirtzel and Ms. Dressel contain covenants by such executives that they will not compete with Columbia in the State of Washington for two years after voluntarily terminating employment without "good reason" (as defined in the agreements).

The employment agreements also contain provisions that require payments in the event of a change in control (as defined in the agreements) and termination of employment without cause (as defined in the agreements). The payments would be due if such termination followed by up to two years and in certain cases preceded the change in control. Generally, in such circumstances, all contingent payments payable to the executives are deemed earned. Under the terms of the agreements, each of the executives is entitled to receive their base salary for two years following such termination or until the end of the term of their respective employment agreements, whichever is longer. In such circumstances, the executives are also entitled to all benefits provided for in their respective agreements, to be fully vested as to any nonvested options and to have restrictions lapse with regard to any restricted stock or other restricted securities. In the event that the executive receives an amount under these provisions which results in imposition of a tax on the executive under the provisions of Internal Revenue Code Section 4999 (relating to Golden Parachute payments), Columbia is obligated to reimburse such executive for that amount exclusive of any tax imposed by reason of receipt of reimbursement under their employment agreement.

Columbia has entered into a Severance Agreement with Gary R. Schminkey, Executive Vice President and Chief Financial Officer. The severance agreement contains provisions, similar to those contained in the employment agreements discussed above, that require payments in the event of a change in control and termination of employment without cause. Under the terms of Mr. Schminkey's agreement, he is entitled to receive his base salary for varying terms of up to three years following termination arising out of a change in control situation, and is also entitled to be fully vested as to any nonvested options and to have restrictions lapse with regard to any restricted stock or other restricted securities. His agreement also contains a covenant that he will not compete with Columbia in the State of Washington for up to three years after the commencement of severance benefit payments. The term of the severance agreement becomes operable only in certain circumstances involving a change in control and does not constitute a contract for continued employment.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Columbia's directors and executive officers to send reports of their ownership of Columbia's stock to the Securities and Exchange Commission. Columbia believes that all Section 16(a) filing requirements that apply to its directors and executive officers were complied with for the fiscal year ending December 31, 2001. In making this disclosure, Columbia has relied solely on written representations of its directors and executive officers, and copies of the reports that they have filed with the SEC.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During 2001, certain directors and executive officers of Columbia and Columbia Bank, and their associates, were customers of Columbia Bank, and it is anticipated that such individuals will continue to be customers of Columbia Bank in the future. All transactions between Columbia Bank and its executive officers and directors, and their associates, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and, in the opinion of management, did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, in December 2000, Columbia's Board approved the issuance of an aggregate of 50,000 shares of Columbia common stock to certain of its Named Executives, in return for receipt from each Executive of a full recourse promissory note payable to Columbia, on or before the seventh anniversary of the date of purchase, for the full amount of the purchase price of the shares, with interest payable annually at the fixed rate of 5.87% per annum, the mid-term federal rate established by the Internal Revenue Service and effective in the month of December 2000. Specifically, the Board approved the deferred purchase of 15,000 shares each by Mr. Gallagher and Ms. Dressel in exchange for a $196,875 promissory note from each, and for the deferred purchase of 10,000 shares each by Messrs. Russell and Whitney in exchange for a $131,250 promissory note from each.

INDEPENDENT PUBLIC ACCOUNTANTS

The firm of Deloitte & Touche LLP performed the audit of the consolidated financial statements of Columbia and its subsidiary for the year ended December 31, 2001. Columbia's Board has selected Deloitte & Touche to be Columbia's independent accountants for the current fiscal year. Shareholders are not required to take action on this selection. A representative of Deloitte & Touche is expected to be present at the Annual Meeting to make a statement, if desired, and to be available to respond to appropriate questions.

Fees billed by Deloitte & Touche LLP during calendar year 2001

Audit Fees. The audit fees that Deloitte & Touche LLP billed Columbia for its audit services, including review of Columbia's annual financial statements and those financial statements included in Columbia's quarterly reports on Form 10-Q, totaled $155,125.

Financial Information Systems Design and Implementation Fees. During the year Deloitte & Touche LLP did not bill Columbia for financial information systems design and implementation services.

All Other Fees. Other fees that Deloitte & Touche LLP billed Columbia for all other non-audit services rendered to Columbia, including tax-related services, totaled $29,304. The Audit Committee has considered these fees and determined that they are compatible with maintaining Deloitte & Touche LLP's independence.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors makes the following report, which, notwithstanding anything to the contrary set forth in any of Columbia's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, will not be incorporated by reference into any such filings and will not otherwise be deemed to be proxy soliciting materials or to be filed under such Acts.

With respect to fiscal 2001, the Audit Committee has:

(1) reviewed and discussed the audited financial statements with management, and management represented to the Audit Committee that Columbia's consolidated financial statements were prepared in accordance with generally accepted accounting principles;

(2) discussed with the independent accountants the matters required to be discussed by SAS 61 (Communication with Audit Committees);

(3) discussed with the Columbia's internal and independent accountants the overall scope and plans for their respective audits;

(4) met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of Columbia's internal controls, and the overall quality of Columbia's financial reporting; and

(5) received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No.1 (Independence Discussion with Audit Committee) and has discussed with representatives of Deloitte & Touche LLP that firm's independence.

Based on the review and discussions referred to in items (1) through (5) above, the Audit Committee has recommended to Columbia's Board of Directors that the audited financial statements be included in Columbia's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Jonathan Fine, Chairman
Jack Fabulich
John P. Folsom
Thomas M. Hulbert
Thomas L. Matson, Sr.

ANNUAL REPORT TO SHAREHOLDERS AND FORM 10-K

Columbia's Annual Report and Form 10–K for the year ended December 31, 2001 (which is not a part of Columbia's proxy soliciting materials) is being mailed to Columbia's shareholders with this Proxy Statement. Additional copies of the Annual Report and Form 10–K will be furnished to shareholders upon request to:

JoAnne Coy
Vice President and Marketing Director
P. O. Box 2156, MS 8300
Tacoma, WA 98401-2156
Fax: (253) 305-0317

WE URGE YOU TO SIGN AND RETURN YOUR PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. IF YOU DO ATTEND THE ANNUAL MEETING, YOU MAY THEN WITHDRAW YOUR PROXY. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

BRANCH LOCATIONS

PIERCE COUNTY

1 **13th & A**
1301 A Street
Suite 100
Tacoma, WA 98402
253.396.6900
Michael Block

2 **ALLENMORE**
1959 South Union
Tacoma, WA 98405
253.627.6909
Robert Bruback

3 **BONNEY LAKE**
19925 State Rte 410 E
Bonney Lake, WA 98390
253.863.8500
Keith Brown

4 **BROADWAY PLAZA**
1102 Broadway Plaza
Tacoma, WA 98402
253.305.1940
Michael Block

5 **EDGEWOOD/MILTON**
1250 Meridian E
Milton, WA 98354
253.952.6646
Dolores Ehl

6 **FIFE**
5501 Pacific Hwy. E
Fife, WA 98424
253.922.7870
Doug Hedger

7 **FIRCREST**
2401 Mildred St. W
Fircrest, WA 98466
253.566.1172
Dan Patjens

8 **GIG HARBOR**
5303 Point Fosdick Dr. NW
Gig Harbor, WA 98335
253.858.5105
Chris Gullett

9 **LAKEWOOD**
6202 Mount Tacoma Dr SW
Lakewood, WA 98499
253.581.4232
Jay Mayer

10 **MARTIN LUTHER KING**
1102 Martin Luther King Jr. Way
Tacoma, WA 98405
253.597.8000
Julie Borell

11 **OLD TOWN**
2200 North 30th St
Tacoma, WA 98403
253.272.0412
Connie Nelson

12 **PUYALLUP**
4220 S. Meridian
Puyallup, WA 98373
253.770.0770
Stan Ausmus

13 **176th & MERIDIAN**
17208 Meridian E
Puyallup, WA 98373
253.445.6748
Alana Rouff

14 **SOUTH HILL MALL**
3500 S. Meridian
Suite 503
Puyallup, WA 98373
253.770.8161
Kathleen Knapper

15 **SPANAWAY**
17502 Pacific Ave. S
Spanaway, WA 98387
253.539.3094
Joy Johnson

16 **STADIUM**
601 N. 1st
Tacoma, WA 98403
253.597.8811
Monica Stevens

17 **SUMMIT**
10409 Canyon Road E
Puyallup, WA 98373
253.770.9323
Debra Hamilton

18 **84th & PACIFIC**
201 S. 84th Street
Tacoma, WA 98444
253.471.7000
Dean Piotrowski

19 **WESTGATE**
5727 N. 21st St
Tacoma, WA 98406
253.761.8170
Connie Pentecost

KING COUNTY

20 **AUBURN**
25 16th St. NE
Auburn, WA 98002
253.939.9600
Patty Osthus

21 **BELLEVUE PLAZA**
777 108th Ave. NE
Suite 100
Bellevue, WA 98004
425.646.9696
Rebecca Holverson

22 **BELLEVUE WAY**
10350 NE 10th St.
Bellevue, WA 98004
425.452.7323
Bob MacIsaac

23 **FEDERAL WAY**
33370 Pacific Highway S
Federal Way, WA 98003
253.925.9323
Mike Harris

24 **FOREST VILLA**
2749 Auburn Way S
Auburn, WA 98002
253.887.1186
Lillian McGinnis

25 **ISSAQUAH**
775 NW Gilman Blvd.
Suite F
Issaquah, WA 98027
425.369.9200
Kirk Fultz

26 **KENT**
504 W. Meeker
Kent, WA 98032
253.852.0475
Shirley McGregor

27 **REDMOND**
8201 164th Avenue NE
Redmond, WA 98052
425.558.7500
Judi Lindsay

28 **SOUTH AUBURN**
4101 A St. SE
Auburn, WA 98002
253.939.9800
Rod Clemmer

29 **2nd & COLUMBIA**
721 Second Avenue
Seattle, WA 98104
206.223.1000
Kellie Walker

COWLITZ COUNTY

30 **COMMERCE**
1338 Commerce Ave.
Longview, WA 98632
360.636.9200
Faith Pacheco

31 **30th AVENUE**
2207 30th Ave.
Longview, WA 98632
360.423.8760
Faith Pacheco

32 **WOODLAND**
782 Goerig St.
Woodland, WA 98674
360.225.9421
Carol Rounds

KITSAP COUNTY

33 **PORT ORCHARD**
228 Bravo Terrace
Port Orchard, WA 98367
360.876.8384
Rob Putas

THURSTON COUNTY

34 **WEST OLYMPIA**
2820 Harrison Ave NW
Olympia, WA 98502
360.375.5800
Diane Avery

our core beliefs

Columbia Banking System, Inc. is a Washington-based bank holding company that operates Columbia Bank, a full-service commercial bank with over 30 offices in Western Washington. Columbia's philosophy is to provide a local, friendly approach to doing business, coupled with all the modern conveniences and true customer service. We are proud to be a local company, strongly committed to our customers and the communities we serve.

STATEMENT OF PURPOSE

The employees, officers and board members of Columbia share a common, well-defined sense of purpose:

- Provide outstanding financial services and products to all current and future customers.
- Remain a forward-looking, growth-oriented company that continually innovates to provide superior performance.
- Be a catalyst for investment and improvement in the communities we serve. Our commitment to these communities is constant. We give back to them with our leadership, time, talent and dollars.
- Conduct business with the highest ethical standards and in a manner that provides maximum opportunity and satisfaction for all concerned.
- Earn superior profits that support our other objectives while building long-term value for our shareholders.

STATEMENT OF VALUES

Outstanding Customer Service. Customers are our first priority. We must always provide them with flexible, responsive service and the best value in products. This is the driving force behind everything we do.

Conviction. We believe passionately in our purpose and values. We take pride in our organization and expect outstanding opportunities for advancement.

Integrity. We deal honestly and forthrightly with our customers, employees, shareholders and others with whom we do business. We believe honesty, integrity and accountability for what we do and say are essential.

Progress. We will always strive to improve the way we do business. Change will be constant. We will provide opportunities for innovative solutions.

Excellence. We never give up on the idea that we expect to be the best financial institution in each of the communities we serve.

Columbia Banking System Inc.

You'll notice the difference.